Dreyfus Premier State Municipal Bond Fund, Connecticut Series

ANNUAL REPORT April 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Connecticut Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Connecticut Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 1.84% for Class A shares, 1.31% for Class B shares and 1.15% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Connecticut Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 1.33%.[3]

After rallying during the opening months of the reporting period, the municipal bond market later became more volatile as investors reacted to potential inflationary pressures in a recovering economy. The fund's returns were roughly in line with the Lipper category average, primarily because of its relatively short average duration during times of heightened market volatility. However, the fund's returns were lower than its benchmark, which contains bonds from many states, not just Connecticut, and does not reflect fund fees and other expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Connecticut state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Connecticut state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, tax-exempt bonds had rallied in anticipation of lower interest rates from the Federal Reserve Board (the "Fed"). Indeed, in late June 2003, the Fed reduced the federal funds rate to 1%, a 45-year low. Shortly thereafter, however, the economy began to recover more robustly, raising concerns that the Fed's next move might be toward higher rates. Consequently, in the summer of 2003, municipal bonds suffered one of the most severe six-week declines in their history.

Although the bond market recovered gradually in the fall of 2003 and winter of 2003-04, it continued to be affected by heightened day-to-day volatility. Volatility became particularly severe in late March and April 2004, when a stronger job market suggested that long-dormant inflationary pressures might resurface.

Despite the economic recovery and higher tax revenues for many states and municipalities, Connecticut has continued to face fiscal challenges, and the state took steps to balance its 2004 budget by cutting spending and raising taxes on the sale of alcohol, tobacco products and gasoline. Nonetheless, the state's budget shortfall was more modest than that of many other states, and there was little need for the state to

increase issuance in the tax-exempt bond market. As a result, the supply of Connecticut municipal bonds remained relatively tight. However, a rising supply of municipal securities on the national level kept upward pressure on tax-exempt yields, and at times during the reporting period, tax-exempt yields equaled those of comparable taxable securities.

In seeking to manage heightened market volatility, we gradually reduced the fund's average duration toward a range that we believe was modestly shorter than its benchmark. When making new purchases, we focused primarily on highly-rated or insured securities[4] generally with maturities in the 10- to 15-year range, including bonds backed by the property taxes collected by localities. As a result, the fund's average credit rating rose during the reporting period from the "AA" range to "AA+."

What is the fund's current strategy?

We have continued to position the fund conservatively by attempting to maintain a short average duration, relative to its benchmark, and emphasizing higher-quality securities. Although we do not expect the Fed to raise interest rates imminently, we believe that this positioning is appropriate in a recovering economy characterized by the likelihood that interest rates eventually will rise.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

[4] *Insurance on individual bonds extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

†   Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Connecticut Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.
The fund invests primarily in Connecticut municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Connecticut municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.71)%	3.40%	5.21%	
without sales charge		1.84%	4.36%	5.70%	
Class B shares					
with applicable redemption charge †		(2.60)%	3.47%	5.36%	
without redemption		1.31%	3.80%	5.36%	
Class C shares					
with applicable redemption charge ††	8/15/95	0.17%	3.56%	–	4.82%
without redemption	8/15/95	1.15%	3.56%	–	4.82%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments—99.4%	Principal Amount ($)	Value ($)
Connecticut—71.0%		
Ansonia, GO 5%, 10/15/2015 (Insured; FGIC)	1,610,000	1,765,332
Connecticut:		
5.50%, 12/15/2011 (Insured; FSA)	6,940,000	7,822,005
5.25%, 3/1/2012 (Prerefunded 3/1/2007)	3,000,000 [a]	3,278,520
5%, 3/15/2012 (Prerefunded 3/15/2008)	70,000 [a]	76,756
8.442%, 3/15/2012	5,000,000 [b,c]	5,965,150
5.125%, 3/15/2013 (Prerefunded 3/15/2008)	25,000 [a]	27,547
5.25%, 3/1/2016 (Prerefunded 3/1/2007)	2,700,000 [a]	2,949,102
5.25%, 8/15/2017 (Insured; FGIC)	4,000,000	4,328,120
5%, 8/15/2021 (Insured; FGIC)	1,000,000	1,036,410
5%, 10/15/2021 (Insured; FSA)	3,500,000	3,604,545
5.25%, 10/15/2021 (Insured; MBIA)	4,700,000	5,008,179
5%, 8/15/2022 (Insured; FGIC)	1,000,000	1,029,520
5.25%, 10/15/2022 (Insured; MBIA)	2,000,000	2,120,000
Airport Revenue (Bradley International Airport):		
5.25%, 10/1/2013 (Insured; FGIC)	30,000	31,623
9.202%, 10/1/2013	2,750,000 [b,c]	3,047,523
5.25%, 10/1/2016 (Insured; FGIC)	20,000	20,834
9.202%, 10/1/2016	2,225,000 [b,c]	2,410,521
(Clean Water Fund) Revenue:		
5.25%, 7/15/2012	15,000	16,207
9.182%, 7/15/2012	4,850,000 [b,c]	5,630,608
5.125%, 9/1/2014 (Prerefunded 9/1/2009)	3,050,000 [a]	3,391,844
Special Tax Obligation Revenue (Transportation Infrastructure):		
5.50%, Series A, 11/1/2007 (Insured; FSA)	4,580,000	5,054,442
5.50%, Series B, 11/1/2007 (Insured; FSA)	5,000,000	5,517,950
7.125%, 6/1/2010	3,400,000	4,060,552
5.375%, 10/1/2011 (Insured; FSA)	5,870,000	6,561,192
5.375%, 7/1/2020 (Insured; FSA)	2,000,000	2,147,380
Connecticut Development Authority, Revenue:		
First Mortgage Gross, Health Care Project:		
(Church Homes Inc.) 5.80%, 4/1/2021	3,000,000	2,832,570
(Elim Park Baptist Home):		
5.375%, 12/1/2018	2,300,000	2,318,630
5.75%, 12/1/2023	1,000,000	1,018,010
PCR (Connecticut Light and Power):		
5.85%, 9/1/2028	3,200,000	3,382,816
5.95%, 9/1/2028	1,945,000	2,036,784
Water Facilities (Bridgeport Hydraulic)		
6.15%, 4/1/2035 (Insured; AMBAC)	2,750,000	3,012,295

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Connecticut Health and Educational Facilities Authority, Revenue:		
(Childrens Medical Center)		
5%, 7/1/2021 (Insured; MBIA)	3,000,000 d	3,075,570
(Connecticut State University System Issue)		
5%, 11/1/2013 (Insured; FSA)	8,735,000	9,468,041
5%, 11/1/2016 (Insured; FGIC)	3,000,000	3,167,910
(Danbury Hospital)		
5.75%, 7/1/2029 (Insured; AMBAC)	3,000,000	3,176,070
(Greenwich Academy)		
5.75%, 3/1/2026 (Insured; FSA)	3,130,000	3,309,599
(Hartford University) 5.625%, 7/1/2026	4,200,000	4,406,346
(Hospital for Special Care)		
5.375%, 7/1/2017 (Insured; ACA)	3,680,000	3,759,561
(Loomis Chaffee School Project):		
5.25%, 7/1/2021	900,000	937,845
5.50%, 7/1/2023	2,150,000	2,279,645
5.25%, 7/1/2031	3,000,000	3,064,710
(New Britian General Hospital)		
6.125%, 7/1/2014 (Insured; AMBAC)	1,000,000	1,027,200
(Sacred Heart University):		
6.50%, 7/1/2016 (Prerefunded 7/1/2006)	1,465,000 a	1,633,797
6.125%, 7/1/2017 (Prerefunded 7/1/2007)	1,000,000 a	1,132,690
6.625%, 7/1/2026 (Prerefunded 7/1/2006)	2,720,000 a	3,040,579
(Trinity College) 5.875%, 7/1/2026 (Insured; MBIA)	2,500,000	2,699,650
(University of New Haven):		
6.625%, 7/1/2016	2,050,000	2,142,762
6.70%, 7/1/2026	8,605,000	8,834,495
(William W. Backus Hospital)		
5.75%, 7/1/2027 (Insured; AMBAC)	2,500,000	2,646,950
(Windham Community Memorial Hospital)		
6%, 7/1/2020	1,000,000	1,037,110
(Yale, New Haven Hospital)		
5.70%, 7/1/2025 (Insured; MBIA)	8,070,000	8,512,317
(Yale University) 5.125%, 7/1/2027	5,400,000	5,447,142
Connecticut Housing Finance Authority:		
5.75%, 11/15/2021	4,000,000	4,163,160
(Housing Mortgage Finance Program):		
5.05%, 11/15/2021	4,950,000	5,028,160
6%, 11/15/2027	4,000,000	4,129,480
5.45%, 11/15/2029	5,805,000	5,920,229

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project):		
5.50%, 1/1/2014	8,050,000	8,223,880
5.50%, 1/1/2020	7,000,000	7,000,770
Greenwich Housing Authority, MFHR (Greenwich Close):		
6.25%, 9/1/2017	2,840,000	2,839,688
6.35%, 9/1/2027	2,000,000	1,940,660
Hartford Parking System, Revenue		
6.50%, 7/1/2025	1,500,000	1,543,875
Sprague, EIR (International Paper Co. Project)		
5.70%, 10/1/2021	1,350,000	1,371,911
Stamford 6.60%, 1/15/2010	2,750,000	3,231,305
University of Connecticut:		
5.25%, 2/15/2013	3,450,000	3,803,349
5.75%, 3/1/2015 (Insured; FGIC) (Prerefunded 3/15/2010)	1,770,000 [a]	2,022,048
5.75%, 3/1/2016 (Insured; FGIC) (Prerefunded 3/15/2010)	2,500,000 [a]	2,856,000
5%, 1/15/2018 (Insured; MBIA)	2,370,000	2,501,345
5%, 1/15/2019 (Insured; MBIA)	2,140,000	2,244,732
5.125%, 2/15/2020 (Insured; MBIA)	1,000,000	1,051,430
5.125%, 2/15/2021 (Insured; MBIA)	1,100,000	1,151,667
Special Obligation Student Fee Revenue:		
6%, 11/15/2016 (Insured; FGIC) (Prerefunded 11/15/2010)	2,425,000 [a]	2,820,736
6%, 11/15/2017 (Insured; FGIC) (Prerefunded 11/15/2010)	2,000,000 [a]	2,326,380
5.25%, 11/15/2021 (Insured; FGIC)	1,755,000	1,873,708
5.75%, 11/15/2029 (Insured; FGIC) (Prerefunded 11/15/2010)	2,500,000 [a]	2,871,525
U. S. Related—28.4%		
Children's Trust of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds		
6%, 7/1/2026 (Prerefunded 7/1/2010)	5,000,000 [a]	5,791,550
Commonwealth of Puerto Rico:		
5.50%, 7/1/2012 (Insured; MBIA)	50,000	56,293
9.711%, 7/1/2012	2,000,000 [b,c]	2,503,420
9.711%, 7/1/2013	3,950,000 [b,c]	4,955,078
5.65%, 7/1/2015 (Insured; MBIA)	6,690,000	7,588,935

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U. S. Related (continued)		
Commonwealth of Puerto Rico (continued):		
(Public Improvement):		
5.50%, 7/1/2013 (Insured; MBIA)	100,000	112,723
5.25%, 7/1/2014 (Insured; MBIA)	3,925,000	4,343,523
5.25%, 7/1/2015 (Insured; MBIA)	1,000,000	1,108,330
6%, 7/1/2015 (Insured; MBIA)	2,000,000	2,348,480
5.25%, 7/1/2027 (Insured; FSA)	4,500,000	4,664,925
Puerto Rico Aqueduct and Sewer Authority, Revenue 6.25%, 7/1/2013 (Insured; MBIA)	9,000,000	10,647,270
Puerto Rico Electric Power Authority, Power Revenue:		
5.125%, 7/1/2026 (Insured; FSA)	4,000,000	4,115,600
5.25%, 7/1/2029 (Insured; FSA)	8,000,000	8,201,040
Puerto Rico Highway and Transportation Authority:		
Highway Revenue:		
5.50%, 7/1/2013 (Insured; MBIA)	10,000	11,272
9.692%, 7/1/2013 (Insured; MBIA)	2,290,000 [b,c]	2,872,691
5.50%, 7/1/2026 (Insured; FSA) (Prerefunded 7/1/2006)	2,375,000 [a]	2,591,339
5.50%, 7/1/2036	8,500,000	8,879,355
Transportation Revenue 5.75%, 7/1/2041	3,000,000	3,171,000
Puerto Rico Industrial Tourist, Educational, Medical and Environmental Control Facilities Financing Authority, Revenue (Teachers Retirement System) 5.50%, 7/1/2021	800,000	857,232
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines) 6.25%, 6/1/2026	3,105,000	2,202,532
Puerto Rico Public Finance Corp. (Commonwealth Appropriation) 6%, 8/1/2026 (Insured; AGC)	7,450,000	8,658,018
University of Puerto Rico, University Revenue 5.50%, 6/1/2015 (Insured; MBIA)	5,000,000	5,262,550
Virgin Islands Public Finance Authority, Revenue, Gross Receipts Taxes Loan Note 6.375%, 10/1/2019	2,000,000	2,227,340
Virgin Islands Water and Power Authority, Electric System 5.30%, 7/1/2021	1,750,000	1,709,575
Total Long-Term Municipal Investments (cost $315,127,309)		**332,099,065**

Short-Term Municipal Investment−.3%	Principal Amount ($)	Value ($)
Connecticut;		
Connecticut Health and Educational Facilities Authority, Revenue, VRDN (Quinnipac University) 1.09% (Insured; AGIC) (cost $1,000,000)	1,000,000 ᵉ	**1,000,000**
Total Investments (cost $316,127,309)	**99.7%**	**333,099,065**
Cash and Receivables (Net)	**.3%**	**986,684**
Net Assets	**100.0%**	**334,085,749**

Summary of Abbreviations

ACA	American Capital Access	**FSA**	Financial Security Assurance
AGC	ACE Guaranty Corporation	**GO**	General Obligation
AGIC	Asset Guaranty InsuranceCompany	**MBIA**	Municipal Bond Investors
AMBAC	American Municipal Bond		Assurance Insurance Corporation
	Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
EIR	Environment Improvement	**PCR**	Pollution Control Revenue
	Revenue	**VRDN**	Variable Rate Demand Notes
FGIC	Financial Guaranty Insurance		
	Company		

Summary of Combined Ratings (Unaudited)

Fitch's	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	68.6
AA		Aa		AA	5.1
A		A		A	8.6
BBB		Baa		BBB	13.5
CCC		Caa		CCC	.7
F1		MIG1/P1		SP1/A1	.3
Not Rated [f]		Not Rated [f]		Not Rated [f]	3.2
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, these securities amounted to $27,384,991 or 8.2% of net assets.*

[c] *Inverse floater security—the interest rate is subject to change periodically.*

[d] *Purchased on a delayed delivery basis.*

[e] *Securities payable on demand. Variable interest rate-subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	316,127,309	333,099,065
Interest receivable		5,363,032
Receivable for shares of Beneficial Interest subscribed		120,281
Prepaid expenses		18,740
		338,601,118
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		247,522
Cash overdraft due to Custodian		308,393
Payable for investment securities purchased		3,069,270
Payable for shares of Beneficial Interest redeemed		849,835
Accrued expenses		40,349
		4,515,369
Net Assets ($)		**334,085,749**
Composition of Net Assets ($):		
Paid-in capital		320,919,003
Accumulated net realized gain (loss) on investments		(3,805,010)
Accumulated net unrealized appreciation (depreciation) on investments		16,971,756
Net Assets ($)		**334,085,749**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	281,558,657	40,805,874	11,721,218
Shares Outstanding	23,663,892	3,432,585	986,857
Net Asset Value Per Share ($)	**11.90**	**11.89**	**11.88**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**18,153,640**
Expenses:	
Management fee–Note 3(a)	1,946,542
Shareholder servicing costs–Note 3(c)	1,088,283
Distribution fees–Note 3(b)	316,475
Custodian fees	41,728
Professional fees	29,114
Registration fees	22,087
Prospectus and shareholders' reports	14,258
Trustees' fees and expenses–Note 3(d)	8,799
Loan commitment fees–Note 2	3,489
Miscellaneous	29,208
Total Expenses	**3,499,983**
Investment Income-Net	**14,653,657**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	101,973
Net unrealized appreciation (depreciation) on investments	(8,390,976)
Net Realized and Unrealized Gain (Loss) on Investments	**(8,289,003)**
Net Increase in Net Assets Resulting from Operations	**6,364,654**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003
Operations ($):		
Investment income–net	14,653,657	16,033,502
Net realized gain (loss) on investments	101,973	(1,239,190)
Net unrealized appreciation (depreciation) on investments	(8,390,976)	11,037,522
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,364,654**	**25,831,834**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(12,539,739)	(13,758,085)
Class B shares	(1,669,346)	(1,806,752)
Class C shares	(422,679)	(415,704)
Total Dividends	**(14,631,764)**	**(15,980,541)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	18,398,796	73,335,470
Class B shares	3,835,618	10,224,298
Class C shares	3,133,580	3,306,192
Dividends reinvested:		
Class A shares	7,159,366	7,479,975
Class B shares	982,244	1,077,658
Class C shares	279,674	291,962
Cost of shares redeemed:		
Class A shares	(42,133,150)	(85,127,027)
Class B shares	(9,476,498)	(9,119,427)
Class C shares	(3,578,865)	(1,366,607)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(21,399,235)**	**102,494**
Total Increase (Decrease) in Net Assets	**(29,666,345)**	**9,953,787**
Net Assets ($):		
Beginning of Period	363,752,094	353,798,307
End of Period	**334,085,749**	**363,752,094**

See notes to financial statements.

	Year Ended April 30,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	1,511,945	6,084,493
Shares issued for dividends reinvested	588,340	618,979
Shares redeemed	(3,470,845)	(7,058,681)
Net Increase (Decrease) in Shares Outstanding	**(1,370,560)**	**(355,209)**
Class B[a]		
Shares sold	313,778	847,747
Shares issued for dividends reinvested	80,795	89,253
Shares redeemed	(777,793)	(756,891)
Net Increase (Decrease) in Shares Outstanding	**(383,220)**	**180,109**
Class C		
Shares sold	254,844	275,018
Shares issued for dividends reinvested	23,031	24,197
Shares redeemed	(295,271)	(113,182)
Net Increase (Decrease) in Shares Outstanding	**(17,396)**	**186,033**

[a] *During the period ended April 30, 2004, 373,758 Class B shares representing $4,549,900, were automatically converted to 373,429 Class A shares and during the period ended April 30, 2003, 274,588 Class B shares representing $3,309,953 were automatically converted to 274,343 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.19	11.86	11.72	11.21	12.26
Investment Operations:					
Investment income—net	.52[b]	.55[b]	.57[b]	.57	.58
Net realized and unrealized gain (loss) on investments	(.29)	.32	.14	.51	(.96)
Total from Investment Operations	.23	.87	.71	1.08	(.38)
Distributions:					
Dividends from investment income—net	(.52)	(.54)	(.57)	(.57)	(.58)
Dividends from net realized gain on investments	–	–	–	–	(.09)
Total Distributions	(.52)	(.54)	(.57)	(.57)	(.67)
Net asset value, end of period	11.90	12.19	11.86	11.72	11.21
Total Return (%)[c]	1.84	7.51	6.16	9.86	(3.06)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.90	.91	.90	.89	.90
Ratio of net investment income to average net assets	4.23	4.53	4.81	4.97	5.08
Portfolio Turnover Rate	34.08	38.11	15.96	21.71	35.12
Net Assets, end of period ($ x 1,000)	281,559	305,076	301,044	289,723	274,962

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.80% to 4.81%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.18	11.85	11.71	11.20	12.26
Investment Operations:					
Investment income—net	.45[b]	.48[b]	.51[b]	.51	.52
Net realized and unrealized gain (loss) on investments	(.29)	.33	.14	.51	(.97)
Total from Investment Operations	.16	.81	.65	1.02	(.45)
Distributions:					
Dividends from investment income—net	(.45)	(.48)	(.51)	(.51)	(.52)
Dividends from net realized gain on investments	–	–	–	–	(.09)
Total Distributions	(.45)	(.48)	(.51)	(.51)	(.61)
Net asset value, end of period	11.89	12.18	11.85	11.71	11.20
Total Return (%)[c]	1.31	6.96	5.61	9.31	(3.66)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.41	1.42	1.42	1.41	1.42
Ratio of net investment income to average net assets	3.71	4.01	4.28	4.45	4.55
Portfolio Turnover Rate	34.08	38.11	15.96	21.71	35.12
Net Assets, end of period ($ x 1,000)	40,806	46,460	43,070	38,794	42,283

[a]   *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.27% to 4.28%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Exclusive of sales charge.*

See notes to financial statements.

	Year Ended April 30,				
Class C Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.16	11.84	11.70	11.19	12.25
Investment Operations:					
Investment income−net	.42[b]	.45[b]	.48[b]	.49	.50
Net realized and unrealized gain (loss) on investments	(.28)	.32	.14	.51	(.97)
Total from Investment Operations	.14	.77	.62	1.00	(.47)
Distributions:					
Dividends from investment income−net	(.42)	(.45)	(.48)	(.49)	(.50)
Dividends from net realized gain on investments	−	−	−	−	(.09)
Total Distributions	(.42)	(.45)	(.48)	(.49)	(.59)
Net asset value, end of period	11.88	12.16	11.84	11.70	11.19
Total Return (%)[c]	1.15	6.62	5.36	9.05	(3.89)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.65	1.66	1.65	1.65	1.66
Ratio of net investment income to average net assets	3.47	3.77	4.03	4.20	4.31
Portfolio Turnover Rate	34.08	38.11	15.96	21.71	35.12
Net Assets, end of period ($ x 1,000)	11,721	12,217	9,684	5,249	4,400

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.03%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Connecticut Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $5,702 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $3,084,278 and unrealized appreciation $16,322,746. In addition, the fund had $37,467 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital losses are available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $1,164,443 of the carryover expires in fiscal 2009 and $1,919,835 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: tax exempt income $14,631,764 and $15,980,541, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $21,893, increased net realized gain (loss) on investments by $172,847 and decreased paid-in capital by $150,954. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $153,448, Rule 12b-1 distribution fees $24,325 and shareholder services plan fees $69,749.

During the period ended April 30, 2004, the Distributor retained $23,937 from commissions earned on sales of the fund's Class A shares and $81,559 and $4,717 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $225,077 and $91,398, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $741,788, $112,538 and $30,466, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $125,224 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $118,116,438 and $141,469,465, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $316,776,319; accordingly, accumulated net unrealized appreciation on investments was $16,322,746, consisting of $18,949,029 gross unrealized appreciation and $2,626,283 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Connecticut Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Connecticut Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Connecticut Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended April 30, 2004 as "exempt–interest dividends" (not subject to regular federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

———————————

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

———————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery–Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Premier
State Municipal Bond Fund,
Connecticut Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, Florida Series

ANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Florida Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Florida Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 1.69% for Class A shares, 1.25% for Class B shares and 0.94% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Florida Municipal Debt Funds category, and the average total return for all funds reported in this category was 1.58% for the reporting period.[3]

Despite heightened market volatility, municipal bond prices ended the reporting period only slightly lower than where they began. The fund's returns were roughly in line with its Lipper category average, primarily due to our focus on securities that historically have held up better in volatile markets than most other types of bonds. However, the fund's returns were lower than the benchmark, primarily because it contains bonds from many states, not just Florida, and does not reflect fund fees and other expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although tax-exempt bonds generally rallied in advance of the Federal Reserve Board's (the "Fed") June 2003 interest-rate reduction, which drove the federal funds rate to 1%, the municipal bond market suffered a sharp decline in the summer of 2003 amid signs that the U.S. economy was growing more robustly. Over the remainder of 2003 and the first quarter of 2004, bond prices recovered gradually amid heightened market volatility as it became clearer that the U.S. labor market remained weak, which allowed the Fed to maintain short-term interest rates at historically low levels. In April 2004, however, signs of a stronger job market and rising inflationary pressures created concern among investors that the Fed might raise rates sometime this year, and falling bond prices erased the gains achieved since the previous summer.

On a more positive note, the strengthening economy apparently began to produce better fiscal conditions for many states that previously had seen tax revenues fall short of budgeted projections. Because of its diverse economic base, Florida has fared better than many other states. However, it continues to face fiscal challenges, including the need to fund recently enacted education mandates.

In this challenging environment, we gradually reduced the fund's average duration toward a range we considered to be in line with that

4

of the Index. This positioning helped the fund withstand the full effect of the market's declines in July 2003 and April 2004. In addition, the fund benefited from fortunate timing of some purchases, including bonds acquired at what we believed to be attractive prices in the wake of periodic market declines.

When making new purchases, we generally favored high-coupon, premium-priced bonds that historically have tended to perform well during market declines. We focused on bonds with maturities in the 15- to 20-year range, which helped us capture higher yields without incurring the risks of longer-dated securities. We also continued to upgrade the fund's overall credit quality by reducing its holdings of lower-rated investment-grade securities.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to maintain the fund's generally defensive positioning — including an average duration that is more in line with that of the Index, a focus on pre-mium-priced bonds and an emphasis on credit quality — in the expectation that the Fed's next move, the timing of which remains uncertain, is likely to be an increase in short-term interest rates.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Florida residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

FUND PERFORMANCE



20,000

Dreyfus Premier State Municipal Bond Fund,
Florida Series (Class A shares) ——————

18,500

Dreyfus Premier State Municipal Bond Fund,
Florida Series (Class B shares) ·········

Lehman Brothers Municipal Bond Index† --------

17,000

Dollars

$18,706

$16,314
$16,065

15,500

14,000

12,500

11,000

9,500

94 95 96 97 98 99 00 01 02 03 04

Years Ended 4/30

Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal
Bond Fund, Florida Series Class A shares and Class B shares and the Lehman Brothers
Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier
State Municipal Bond Fund, Florida Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers
Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above
due to differences in charges and expenses.*

*The fund invests primarily in Florida municipal securities and its performance shown in the line graph takes into
account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A
shares and Class B shares. The Index is not limited to investments principally in Florida municipal obligations and
does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return
performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market,
calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can
contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund
performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the
prospectus and elsewhere in this report.*

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.90)%	3.77%	4.85%	
without sales charge		1.69%	4.73%	5.34%	
Class B shares					
with applicable redemption charge †		(2.66)%	3.88%	5.02%	
without redemption		1.25%	4.22%	5.02%	
Class C shares					
with applicable redemption charge ††	8/15/95	(0.04)%	3.94%	–	4.25%
without redemption	8/15/95	0.94%	3.94%	–	4.25%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments—97.0%	Principal Amount ($)	Value ($)
Brevard County, IDR (Nui Corp Project)		
6.40%, 10/1/2024 (Insured; AMBAC)	1,000,000	1,037,000
Broward County Housing Finance Authority, MFHR:		
(Bridgewater Place Apartments Project)		
5.40%, 10/1/2029	2,000,000	1,970,539
(Emerald Palms Apartments)		
5.60%, 7/1/2021 (Collateralized; FNMA)	2,000,000	2,058,039
(Pembroke Villas Project)		
5.55%, 1/1/2023 (Insured; FSA)	1,000,000	1,022,929
Broward County School Board, COP:		
5.25%, 7/1/2018 (Insured; MBIA)	1,855,000	1,977,857
5%, 7/1/2021 (Insured; FSA)	1,250,000	1,281,513
Cape Coral, Water & Sewer Revenue		
5.25%, 10/1/2017 (Insured; AMBAC)	1,890,000	2,034,623
Capital Projects Finance Authority		
Revenue:		
(Airports Project):		
5.25%, 6/1/2014 (Insured; MBIA)	1,485,000	1,576,268
5%, 6/1/2020 (Insured; MBIA)	1,465,000	1,496,688
Student Housing Revenue		
(Capital Projects Loan)		
5.50%, 10/1/2017 (Insured; MBIA)	2,520,000	2,653,232
Dade County Housing Finance Authority, SFMR		
6.70%, 4/1/2028 (Collateralized: FNMA, GNMA)	2,950,000	3,039,857
Davie, Water & Sewer Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	475,000	509,062
Escambia County, Sales Tax Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	1,200,000	1,286,052
Escambia County Housing Finance Authority		
SFMR (Multi-County Program) 5.50%,		
10/1/2021 (Collateralized: FNMA, GNMA)	4,785,000	4,935,967
Florida (Jacksonville Transportation)		
5%, 7/1/2012	3,000,000	3,175,740
Florida Board of Education:		
Capital Outlay (Public Education):		
5%, 6/1/2011	1,200,000	1,281,408
5%, 6/1/2017	1,000,000	1,051,000
4.75%, 6/1/2019 (Insured; MBIA)	1,000,000	1,011,370
Lottery Revenue:		
5.25%, 7/1/2017 (Insured; FGIC)	3,890,000	4,134,448
5%, 7/1/2020 (Insured; FGIC)	1,480,000	1,526,457

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida Housing Finance Agency:		
(Brittany Rosemont Apartments)		
7%, 2/1/2035 (Insured; AMBAC)	6,000,000	6,175,920
Single Family Mortgage:		
6.65%, 1/1/2024 (Collateralized: FNMA, GNMA)	935,000	961,610
6.65%, 7/1/2026 (Insured; MBIA)	565,000	577,221
Florida Intergovernmental Finance Commission,		
Capital Revenue 5%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,034,300
Florida Municipal Loan Council, Revenue		
5.25%, 5/1/2017 (Insured; MBIA)	1,825,000	1,951,181
Hillsborough County School District, Sales Tax Revenue		
5.375%, 10/1/2018 (Insured; AMBAC)	2,075,000	2,225,417
Jacksonville:		
Excise Taxes Revenue		
5.375%, 10/1/2019 (Insured; AMBAC)	3,450,000	3,700,712
Guaranteed Entitlement Revenue		
5.375%, 10/1/2020 (Insured; FGIC)	3,795,000	4,056,969
Jacksonville Electric Authority, Revenue		
5%, 10/1/2013	965,000	1,006,958
Jea, St John's River Power Park System Revenue:		
5%, 10/1/2017	1,500,000	1,550,160
5%, 10/1/2018	1,500,000	1,542,525
Lee County Housing Finance Authority SFMR:		
6.30%, 3/1/2029 (Collateralized: FNMA, GNMA)	470,000	484,387
(Multi-County Program)		
7.45%, 9/1/2027 (Collateralized: FNMA, GNMA)	215,000	223,260
Manatee County Housing Finance Authority,		
Mortgage Revenue		
5.85%, 11/1/2033 (Collateralized; GNMA)	4,680,000	4,933,796
Marion County School Board, COP		
5.25%, 6/1/2017 (Insured; FSA)	2,015,000	2,158,428
Miami-Dade County, Solid Waste System Revenue		
5.50%, 10/1/2017 (Insured; FSA)	2,595,000	2,827,538
Miami-Dade County Housing Finance Authority, MFMR:		
(Country Club Villa)		
5.70%, 7/1/2021 (Insured; FSA)	400,000	416,904
(Miami Stadium Apartments)		
5.40%, 8/1/2021 (Insured; FSA)	1,275,000	1,313,416
(Villa Esperanza Apartments Project)		
5.35%, 10/1/2028	1,000,000	955,120

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Miami Educational Facilities, Revenue (Johnston & Wales University Project) 5%, 4/1/2017	1,800,000	1,876,878
Orange County Housing Finance Authority, MFHR: (Palm Grove Gardens)		
5.15%, 1/1/2023 (Collateralized; FNMA)	1,175,000	1,194,717
(Seminole Pointe Project) 5.75%, 12/1/2023	2,840,000	2,901,912
Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program) 7.75%, 7/1/2017	1,995,000	2,009,823
Palm Bay, Utlity Revenue (Capital Appreciation)		
Zero Coupon, 10/1/2020 (Insured; FGIC)	1,845,000	795,213
(Palm Bay Utility Corporation Project)		
5%, 10/1/2019 (Insured; MBIA)	500,000	519,980
Palm Beach County Housing Finance Authority Single Family Mortgage Purchase Revenue 6.55%, 4/1/2027 (Collateralized: FNMA, GNMA)	345,000	357,134
Palm Beach County School Board, COP (Master Lease) 5%, 8/1/2017 (Insured; AMBAC)	1,905,000	2,003,565
Pinellas County Housing Finance Authority, SFMR (Multi-County Program) 6.70%, 2/1/2028 (Collateralized: FNMA, GNMA)	1,655,000	1,693,297
Port Palm Beach District, Revenue:		
Zero Coupon, 9/1/2022	1,000,000	380,150
Zero Coupon, 9/1/2023	1,000,000	354,560
Port St. Lucie: Storm Water Utility Revenue		
5%, 5/1/2023 (Insured; MBIA)	1,750,000	1,774,763
Utility Revenue 5%, 9/1/2017 (Insured; MBIA)	1,000,000	1,052,130
Seminole Water Control District 6.75%, 8/1/2022	1,910,000	1,952,440
South Broward Hospital District, HR 5.60%, 5/1/2027	4,000,000	4,138,560
St. Lucie County, Sales Tax Revenue 5.25%, 10/1/2017 (Insured; MBIA)	1,885,000	2,029,240
Tampa: (Alleghany Health System—St. Joseph) 6.50%,		
12/1/2023 (Insured; MBIA, Prerefunded 12/1/2004)	1,000,000 [a]	1,050,660
Utility Tax Zero Coupon, 4/1/2017 (Insured; AMBAC)	2,110,000	1,138,788
Village Center Community Development District, Utility Revenue 5.25%, 10/1/2023 (Insured; MBIA)	1,000,000	1,039,430

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Winter Park, Water & Sewer Revenue:		
5.375%, 12/1/2017 (Insured; AMBAC)	1,645,000	1,781,206
5.375%, 12/1/2018 (Insured; AMBAC)	1,730,000	1,866,791
Winter Springs, Water & Sewer Revenue		
5%, 4/1/2020 (Insured; MBIA)	1,585,000	1,633,517
Total Long-Term Municipal Investments (cost $108,307,863)		**110,700,625**

Short-Term Municipal Investments—2.1%		
Dade County Industrial Development Authority, PCR, VRDN (Florida Power & Light Company Project) 1.17%	1,400,000 [b]	1,400,000
Jacksonville Health Facilities Authority, HR, VRDN 1.10% (LOC; Bank of America National Trust)	1,000,000 [b]	1,000,000
Total Short-Term Municipal Investments (cost $2,400,000)		**2,400,000**

Total Investments (cost $110,707,863)	**99.1%**	**113,100,625**
Cash and Receivables (Net)	**.9%**	**1,001,760**
Net Assets	**100.0%**	**114,102,385**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
		LOC	Letter of Credit
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
GNMA	Government National Mortgage Association	**SFMR**	Single-Family Mortgage Revenue
		VRDN	Variable Rate Demand Notes
HR	Hospital Revenue		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	78.0
AA		Aa		AA	11.2
A		A		A	5.2
F1		MIG1/P1		SP1/A1	2.1
Not Rated [c]		Not Rated [c]		Not Rated [c]	3.5
					100.0

[a] Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Securities payable on demand. Variable interest rate—subject to periodic change.

[c] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

[d] At April 30, 2004, the fund had $35,216,027 or 30.9% of net assets invested in securities whose payment of principal and interest is dependent upon revenues generated from housing projects.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	110,707,863	113,100,625
Interest receivable		1,462,463
Receivable for shares of Beneficial Interest subscribed		9,227
Prepaid expenses		15,007
		114,587,322
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		83,704
Cash overdraft due to Custodian		78,991
Payable for shares of Beneficial Interest redeemed		275,474
Accrued expenses and other liabilities		46,768
		484,937
Net Assets ($)		**114,102,385**
Composition of Net Assets ($):		
Paid-in capital		112,480,717
Accumulated net realized gain (loss) on investments		(771,094)
Accumulated net unrealized appreciation (depreciation) on investments		2,392,762
Net Assets ($)		**114,102,385**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	99,250,680	10,192,782	4,658,923
Shares Outstanding	7,058,331	725,118	331,342
Net Asset Value Per Share ($)	**14.06**	**14.06**	**14.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**6,086,710**
Expenses:	
Management fee–Note 3(a)	667,621
Shareholder servicing costs–Note 3(c)	344,967
Distribution fees–Note 3(b)	90,997
Registration fees	22,899
Custodian fees	13,986
Prospectus and shareholders' reports	4,792
Trustees' fees and expenses–Note 3(d)	3,085
Loan commitment fees–Note 2	1,199
Miscellaneous	13,541
Total Expenses	**1,163,087**
Investment Income-Net	**4,923,623**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	358,258
Net unrealized appreciation (depreciation) on investments	(3,257,634)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,899,376)**
Net Increase in Net Assets Resulting from Operations	**2,024,247**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
	2004	2003
Operations ($):		
Investment income–net	4,923,623	5,421,232
Net realized gain (loss) on investments	358,258	(228,307)
Net unrealized appreciation (depreciation) on investments	(3,257,634)	4,342,371
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,024,247**	**9,535,296**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,352,725)	(4,840,709)
Class B shares	(423,092)	(456,846)
Class C shares	(147,787)	(116,919)
Total Dividends	**(4,923,604)**	**(5,414,474)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,104,495	7,012,421
Class B shares	2,011,937	5,363,033
Class C shares	2,328,204	1,236,469
Dividends reinvested:		
Class A shares	2,058,531	1,966,067
Class B shares	136,316	170,859
Class C shares	91,924	75,621
Cost of shares redeemed:		
Class A shares	(17,075,591)	(15,619,087)
Class B shares	(4,672,348)	(2,211,332)
Class C shares	(1,554,711)	(178,095)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(9,571,243)**	**(2,184,044)**
Total Increase (Decrease) in Net Assets	**(12,470,600)**	**1,936,778**
Net Assets ($):		
Beginning of Period	126,572,985	124,636,207
End of Period	**114,102,385**	**126,572,985**

	Year Ended April 30,	
	2004	2003
Capital Share Transactions:		
Class Aa		
Shares sold	494,043	493,487
Shares issued for dividends reinvested	143,836	138,093
Shares redeemed	(1,192,091)	(1,100,431)
Net Increase (Decrease) in Shares Outstanding	**(554,212)**	**(468,851)**
Class Ba		
Shares sold	139,776	377,348
Shares issued for dividends reinvested	9,535	12,000
Shares redeemed	(327,714)	(155,541)
Net Increase (Decrease) in Shares Outstanding	**(178,403)**	**233,807**
Class C		
Shares sold	162,919	86,661
Shares issued for dividends reinvested	6,422	5,310
Shares redeemed	(108,527)	(12,476)
Net Increase (Decrease) in Shares Outstanding	**60,814**	**79,495**

a   *During the period ended April 30, 2004, 113,355 Class B shares representing $1,611,310 were automatically converted to 113,287 Class A shares and during the period ended April 30, 2003, 22,552 Class B shares representing $321,526 were automatically converted to 22,545 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal peri-ods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
Class A Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.41	13.94	13.69	12.88	14.03
Investment Operations:					
Investment income—net	.59[b]	.62[b]	.62[b]	.62	.65
Net realized and unrealized gain (loss) on investments	(.35)	.47	.25	.81	(1.10)
Total from Investment Operations	.24	1.09	.87	1.43	(.45)
Distributions:					
Dividends from investment income—net	(.59)	(.62)	(.62)	(.62)	(.65)
Dividends from net realized gain on investments	–	–	(.00)[c]	(.00)[c]	(.05)
Total Distributions	(.59)	(.62)	(.62)	(.62)	(.70)
Net asset value, end of period	14.06	14.41	13.94	13.69	12.88
Total Return (%)[d]	1.69	7.96	6.48	11.32	(3.19)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.88	.94	.94	.92	.92
Ratio of net investment income to average net assets	4.13	4.37	4.47	4.65	4.92
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	–	–	.01	.18	.06
Portfolio Turnover Rate	11.62	25.52	52.76	8.55	29.04
Net Assets, end of period ($ x 1,000)	99,251	109,664	112,641	117,133	118,352

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.45% to 4.47%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.40	13.93	13.68	12.87	14.02
Investment Operations:					
Investment income−net	.52[b]	.55[b]	.55[b]	.55	.58
Net realized and unrealized gain (loss) on investments	(.34)	.47	.25	.81	(1.10)
Total from Investment Operations	.18	1.02	.80	1.36	(.52)
Distributions:					
Dividends from investment income−net	(.52)	(.55)	(.55)	(.55)	(.58)
Dividends from net realized gain on investments	−	−	(.00)[c]	(.00)[c]	(.05)
Total Distributions	(.52)	(.55)	(.55)	(.55)	(.63)
Net asset value, end of period	14.06	14.40	13.93	13.68	12.87
Total Return (%)[d]	1.25	7.43	5.94	10.78	(3.68)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.38	1.43	1.44	1.42	1.43
Ratio of net investment income to average net assets	3.64	3.86	3.96	4.16	4.41
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	−	−	.01	.19	.06
Portfolio Turnover Rate	11.62	25.52	52.76	8.55	29.04
Net Assets, end of period ($ x 1,000)	10,193	13,012	9,332	9,792	14,353

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.94% to 3.96%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

See notes to financial statements.

18

Class C Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.41	13.94	13.69	12.88	14.03
Investment Operations:					
Investment income−net	.49[b]	.51[b]	.51[b]	.52	.54
Net realized and unrealized gain (loss) on investments	(.35)	.47	.26	.81	(1.10)
Total from Investment Operations	.14	.98	.77	1.33	(.56)
Distributions:					
Dividends from investment income−net	(.49)	(.51)	(.52)	(.52)	(.54)
Dividends from net realized gain on investments	–	–	(.00)[c]	(.00)[c]	(.05)
Total Distributions	(.49)	(.51)	(.52)	(.52)	(.59)
Net asset value, end of period	14.06	14.41	13.94	13.69	12.88
Total Return (%)[d]	.94	7.17	5.68	10.50	(3.97)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.61	1.68	1.67	1.67	1.73
Ratio of net investment income to average net assets	3.38	3.62	3.69	3.83	4.11
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	–	–	.01	.21	.10
Portfolio Turnover Rate	11.62	25.52	52.76	8.55	29.04
Net Assets, end of period ($ x 1,000)	4,659	3,897	2,663	1,004	456

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.66% to 3.69%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

See notes to financial statements.

The Fund   **19**

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is regis-tered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment com-pany, and operates as a series company that offers eleven series, includ-ing the Florida Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applica-ble, from state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's invest-ment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a con-tingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically con-vert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of pur-chase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains of losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $5,819 during the period ended April 30, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $771,094 and unrealized appreciation $2,392,762.

The accumulated capital loss carryover is available is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $46,060 of the carryover expires in fiscal 2009 and $725,034 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: tax exempt income $4,923,604 and $5,414,474, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $19 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $52,578, Rule 12b-1 distribution plan fees $7,227 and shareholders services plan fees $23,899.

During the period ended April 30, 2004, the Distributor retained $13,328 from commissions earned on sales of the fund's Class A shares and $64,232 and $3,220 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1%

of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $58,175 and $32,822, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $263,436, $29,087 and $10,941, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $51,750 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $13,836,807 and $28,449,071, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $110,707,863; accordingly, accumulated net unrealized appreciation on investments was $2,392,762, consisting of $2,640,715 gross unrealized appreciation and $247,953 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Florida Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Florida Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004, by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Florida Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended April 30, 2004 as "exempt-interest dividends", (not subject to regular Federal and, for individuals who are Florida residents, not subject to taxation by Florida).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

———————————

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

———————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery-Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Premier State Municipal Bond Fund, Florida Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, Maryland Series

ANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Maryland Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Maryland Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 2.12% for Class A shares, 1.61% for Class B shares and 1.26% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Maryland Municipal Debt Funds category, and the average total return for all funds reported in this category was 1.61% for the reporting period.[3]

Despite heightened market volatility, municipal bond prices ended the reporting period only slightly lower than where they began. The fund's returns were mostly in line with the Lipper category average, primarily due to our focus on securities that historically have held up better in volatile markets than most other types of bonds. However, the fund's returns were lower than the benchmark, primarily because it contains bonds from many states, not just Maryland, and does not reflect fund fees and other expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Maryland state and local income taxes without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Maryland income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although tax-exempt bonds generally rallied in advance of the Federal Reserve Board's (the "Fed") June 2003 interest-rate reduction, which drove the federal funds rate to 1%, the municipal bond market suffered a sharp decline in the summer of 2003 amid signs that the U.S. economy was growing more robustly. Over the remainder of 2003 and the first quarter of 2004, bond prices recovered gradually amid heightened market volatility as it became clearer that the U.S. labor market remained weak. In April 2004, however, signs of a stronger job market and rising inflationary pressures created concern among investors that the Fed might raise rates sometime this year, and falling bond prices erased the gains achieved since the previous summer.

On a more positive note, the strengthening economy apparently began to produce better fiscal conditions for many states that previously had seen tax revenues fall short of budgeted projections, including Maryland As a result, there was little need for the state to issue additional debt, and the supply of newly issued municipal bonds remained relatively low.

In this challenging environment, we attempted to reduce the fund's average duration toward a range we considered in line with that of the Index

However, the sparse supply of Maryland bonds meeting our credit criteria has made this process a slow one, and the fund's average duration was relatively long during the market's decline in July 2003. We attempted to offset the adverse effects of this position by acquiring bonds at what we regarded as attractive prices in the wake of periodic market declines, ultimately benefiting the fund late in the reporting period.

When making new purchases, we generally favored high-coupon, premium-priced bonds that historically have tended to perform well during market declines. We focused on bonds with maturities in the 15- to 20-year range, which helped us capture higher yields without incurring the risks of longer-dated securities. We also continued to upgrade the fund's overall credit quality by reducing its holdings of lower-rated securities.

What is the fund's current strategy?

As of the end of the reporting period, we continued to maintain the fund's generally defensive positioning — including attempts to reduce the fund's average duration, a focus on premium-priced bonds and an emphasis on credit quality — in the expectation that the Fed's next move, the timing of which remains uncertain, is likely to be an increase in short-term interest rates.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Maryland residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Maryland Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Maryland Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.

The fund invests primarily in Maryland municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Maryland municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.46)%	2.82%	4.96%	
without sales charge		2.12%	3.77%	5.45%	
Class B shares					
with applicable redemption charge †		(2.31)%	2.91%	5.11%	
without redemption		1.61%	3.24%	5.11%	
Class C shares					
with applicable redemption charge ††	8/15/95	0.28%	2.97%	–	4.40%
without redemption	8/15/95	1.26%	2.97%	–	4.40%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments—94.7%	Principal Amount ($)	Value ($)
Maryland—91.4%		
Anne Arundel County:		
EDR (Community College) 5%, 9/1/2017	2,255,000	2,321,838
Special Obligation:		
(Arundel Mills):		
5.125%, 7/1/2021	1,000,000 a	1,051,160
5.125%, 7/1/2023	1,000,000 a	1,038,740
(National Business Park):		
5.125%, 7/1/2021	1,000,000 a	1,051,160
5.125%, 7/1/2023	1,125,000 a	1,168,582
5.125%, 7/1/2024	1,215,000 a	1,254,998
Baltimore, Port Facilities Revenue		
(Consolidated Coal Sales Co.) 6.50%, 12/1/2010	4,090,000	4,188,692
Baltimore Board of School Commissioners		
School Systems Revenue:		
5%, 5/1/2016	1,500,000	1,589,760
5%, 5/1/2017	1,265,000	1,331,969
Baltimore City Housing Corp., MFHR		
7.25%, 7/1/2023 (Collateralized; FNMA)	2,880,000	2,937,600
Gaithersburg, Hospital Facilities Improvement Revenue		
(Shady Grove) 6.50%, 9/1/2012 (Insured; FSA)	10,000,000	11,827,500
Harford County, EDR (Battelle Memorial Institute)		
5.25%, 4/1/2034	5,000,000	5,016,250
Howard County:		
(Consolidated Public Improvement):		
5%, 8/15/2015	2,600,000	2,801,136
5%, 8/15/2016	1,000,000	1,071,510
5%, 8/15/2017	1,250,000	1,332,113
5%, 8/15/2018	1,500,000	1,589,865
5%, 8/15/2019	1,000,000	1,053,350
5.25%, 8/15/2019 (Prerefunded 2/15/2012)	1,800,000 b	1,989,702
5.25%, 8/15/2020 (Prerefunded 2/15/2012)	1,800,000 b	1,989,702
5.25%, 8/15/2021 (Prerefunded 2/15/2012)	1,765,000 b	1,951,013
COP 8.15%, 2/15/2020	605,000	844,326
(Metropolitan District):		
5.25%, 8/15/2019 (Prerefunded 2/15/2012)	155,000 b	171,335
5.25%, 8/15/2019	1,545,000	1,642,459
Maryland Community Development Administration,		
Department of Housing and Community Development:		
5.60%, 7/1/2033	1,200,000	1,214,952
Housing Revenue 5.95%, 7/1/2023	3,040,000	3,117,125
Multi-Family Housing (Insured Mortgage)		
6.70%, 5/15/2036 (Insured; FHA)	7,710,000	7,956,566

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Maryland Community Development Administration, Department of Housing and Community Development (continued):		
Residential:		
5.50%, 9/1/2014	890,000	935,078
5.30%, 9/1/2016	5,000,000	5,243,600
5.90%, 9/1/2019	2,000,000	2,058,540
5.85%, 9/1/2021	7,500,000	7,820,400
5.70%, 9/1/2022	5,340,000	5,568,392
5.60%, 9/1/2028	5,000,000	5,145,900
Single Family Program 4.95%, 4/1/2015	4,605,000	4,786,115
Maryland Department of Transportation, County Transportation 5.50%, 2/1/2016	2,000,000	2,251,960
Maryland Economic Development Corp., Revenue:		
(Health & Mental Hygiene Providers Facilities Acquisition Program) 8.75%, 3/1/2017	3,560,000	3,536,041
Lease:		
5%, 9/15/2014	1,000,000	1,068,100
5%, 9/15/2015	2,025,000	2,150,044
5%, 9/15/2016	1,290,000	1,362,550
(Aviation Administration Facilities):		
5.50%, 6/1/2016 (Insured; FSA)	3,120,000	3,346,855
5.50%, 6/1/2018 (Insured; FSA)	2,535,000	2,697,924
5.375%, 6/1/2019 (Insured; FSA)	9,530,000	9,975,051
(Montgomery County Wayne Avenue):		
5.25%, 9/15/2014	5,000,000	5,427,500
5.25%, 9/15/2016	2,940,000	3,157,413
Student Housing:		
(Frostburg State University) 6%, 10/1/2024	5,000,000	5,073,300
(Morgan State University) 6%, 7/1/2022	2,950,000	3,032,216
(University of Maryland College Park) 6%, 6/1/2021	1,760,000	1,865,406
(University Village at Sheppard Pratt):		
5.875%, 7/1/2021	1,750,000	1,852,917
6%, 7/1/2033	1,750,000	1,840,037
Maryland Health and Higher Educational Facilities Authority, Revenue:		
(Carroll County General Hospital):		
6%, 7/1/2018	500,000	545,230
6%, 7/1/2019	665,000	720,927
6%, 7/1/2020	750,000	807,810
6%, 7/1/2021	550,000	592,779

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Maryland Health and Higher Educational Facilities Authority, Revenue (continued):		
(Helix Health Issue) 5%, 7/1/2027 (Insured; AMBAC)	1,000,000	1,013,000
(Institute College of Art) 5.50%, 6/1/2021	335,000	343,171
(Johns Hopkins Hospital) 5%, 11/15/2019	7,600,000	7,758,840
(Loyola College Issue)		
5.375%, 10/1/2026 (Insured; MBIA)	1,710,000	1,776,023
(Union Hospital of Cecil County) 6.70%, 7/1/2009	2,320,000	2,519,822
(University of Maryland Medical Systems):		
5%, 7/1/2016 (Insured; AMBAC)	1,075,000	1,136,888
5%, 7/1/2017 (Insured; AMBAC)	500,000	525,295
5.75%, 7/1/2017	3,000,000	3,199,920
6%, 7/1/2022	2,000,000	2,125,060
7%, 7/1/2022 (Insured; FGIC)	4,500,000	5,643,540
5%, 7/1/2024 (Insured; AMBAC)	1,000,000	1,015,740
6%, 7/1/2032	3,000,000	3,146,640
Maryland Industrial Development Financing Authority, EDR (Medical Waste Association) 8.75%, 11/15/2010	630,000	561,525
Maryland State and Local Loan Facilities:		
5%, 8/1/2016	10,000,000	10,690,600
5%, 8/1/2017	1,200,000	1,276,212
Montgomery County:		
Consolidated Public Improvement 5%, 2/1/2019	7,650,000	8,046,653
Special Obligation (West Germantown Development District):		
5.375%, 7/1/2020	500,000	520,890
5.50%, 7/1/2027	2,975,000	3,087,723
Montgomery County Housing Opportunities Commission, SFMR:		
Zero Coupon, 7/1/2028	46,555,000	12,135,026
Zero Coupon, 7/1/2033	3,060,000	559,613
Morgan State University, Academic and Auxiliary Facilities Fees Revenue:		
5%, 7/1/2020 (Insured; FGIC)	500,000	523,365
5%, 7/1/2022 (Insured; FGIC)	1,000,000	1,033,750
Northeast Waste Disposal Authority, Solid Waste Revenue:		
5.50%, 4/1/2015 (Insured; AMBAC)	7,000,000	7,506,660
5.50%, 4/1/2016 (Insured; AMBAC)	8,000,000	8,542,720
(Montgomery County Resource Recovery) 6%, 7/1/2008	2,690,000	2,933,929
Prince Georges County, Revenue (Dimensions Health Corp.) 5.30%, 7/1/2024	4,335,000	3,234,864

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Prince Georges County Housing Authority, Mortgage Revenue (Riverview Terrace) 6.70%, 6/20/2020 (Collateralized; GNMA)	2,000,000	2,060,540
Washington Suburban Sanitary District (General Construction):		
5%, 6/1/2015	5,000,000	5,315,700
5%, 6/1/2016	1,500,000	1,587,300
U.S. Related—3.3%		
Commonwealth of Puerto Rico, Public Improvement 5.125%, 7/1/2030 (Insured; FSA)	5,400,000	5,517,504
Puerto Rico Electric Power Authority, Power Revenue 5.125%, 7/1/2026	2,000,000	2,057,800
Puerto Rico Infrastructure Financing Authority Special Tax Revenue 5%, 7/1/2016 (Insured; AMBAC)	1,275,000	1,347,331
Total Long-Term Municipal Investments (cost $248,764,860)		**255,109,132**
Short-Term Municipal Investments—4.2%		
Baltimore County, EDR (Garrison Forest School) VRDN 1.10% (LOC; Suntrust Bank)	4,210,000 [c]	4,210,000
Maryland Economic Development Corp., EDR (Federation of American Societies) VRDN 1.10% (LOC; Suntrust Bank)	7,000,000 [c]	7,000,000
Total Short-Term Municipal Investments (cost $11,210,000)		**11,210,000**
Total Investments (cost $259,974,860)	98.9%	266,319,132
Cash and Receivables (Net)	1.1%	3,009,857
Net Assets	100.0%	269,328,989

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**FSA**	Financial Security Assurance
		GNMA	Government National Mortgage Association
COP	Certificate of Participation		
EDR	Economic Development Revenue	**LOC**	Letter Of Credit
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHA	Federal Housing Administration	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**SFMR**	Single Family Mortgage Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	42.7
AA		Aa		AA	36.1
A		A		A	9.5
BBB		Baa		BBB	6.0
F1		MIG1/P1		SP1/A1	4.2
Not Rated[d]		Not Rated[d]		Not Rated[d]	1.5
					100.0

[a] *Purchased on a delayed delivery basis.*

[b] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	259,974,860	266,319,132
Receivable for investment securities sold		6,286,546
Interest receivable		3,417,229
Receivable for shares of Beneficial Interest subscribed		42,101
Prepaid expenses		18,207
		276,083,215
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		204,990
Cash overdraft due to Custodian		255,381
Payable for investment securities purchased		5,554,227
Payable for shares of Beneficial Interest redeemed		697,943
Accrued expenses and other liabilities		41,685
		6,754,226
Net Assets ($)		**269,328,989**
Composition of Net Assets ($):		
Paid-in capital		274,644,423
Accumulated net realized gain (loss) on investments		(11,659,706)
Accumulated net unrealized appreciation (depreciation) on investments		6,344,272
Net Assets ($)		**269,328,989**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	213,004,158	50,139,576	6,185,255
Shares Outstanding	17,579,645	4,137,204	510,150
Net Asset Value Per Share ($)	**12.12**	**12.12**	**12.12**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**14,614,003**
Expenses:	
Management fee–Note 3(a)	1,585,589
Shareholder servicing costs–Note 3(c)	908,699
Distribution fees–Note 3(b)	325,034
Prospectus and shareholders' reports	37,535
Custodian fees	34,900
Registration fees	25,273
Professional fees	22,554
Trustees' fees and expenses–Note 3(d)	7,349
Loan commitment fees–Note 2	2,861
Miscellaneous	22,787
Total Expenses	**2,972,581**
Investment Income–Net	**11,641,422**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(10,207,784)
Net unrealized appreciation (depreciation) on investments	4,335,773
Net Realized and Unrealized Gain (Loss) on Investments	**(5,872,011)**
Net Increase in Net Assets Resulting from Operations	**5,769,411**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
	2004	2003
Operations ($):		
Investment income−net	11,641,422	12,950,902
Net realized gain (loss) on investments	(10,207,784)	1,039,464
Net unrealized appreciation (depreciation) on investments	4,335,773	12,184,943
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,769,411**	**26,175,309**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(9,371,556)	(10,497,507)
Class B shares	(2,029,091)	(2,227,283)
Class C shares	(206,694)	(200,959)
Net realized gain on investments:		
Class A shares	–	(55,366)
Class B shares	–	(13,344)
Class C shares	–	(1,355)
Total Dividends	**(11,607,341)**	**(12,995,814)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	10,511,729	14,542,348
Class B shares	4,768,341	10,357,245
Class C shares	1,903,240	2,458,722
Dividends reinvested:		
Class A shares	5,780,749	6,345,841
Class B shares	1,111,206	1,093,225
Class C shares	102,558	97,867
Cost of shares redeemed:		
Class A shares	(33,124,796)	(25,614,766)
Class B shares	(12,502,735)	(8,874,261)
Class C shares	(1,811,478)	(853,847)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(23,261,186)**	**(447,626)**
Total Increase (Decrease) in Net Assets	**(29,099,116)**	**12,731,869**
Net Assets ($):		
Beginning of Period	298,428,105	285,696,236
End of Period	**269,328,989**	**298,428,105**

	Year Ended April 30,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	852,383	1,195,992
Shares issued for dividends reinvested	470,567	520,836
Shares redeemed	(2,693,120)	(2,107,611)
Net Increase (Decrease) in Shares Outstanding	**(1,370,170)**	**(390,783)**
Class B[a]		
Shares sold	385,739	851,728
Shares issued for dividends reinvested	90,451	89,685
Shares redeemed	(1,017,997)	(729,976)
Net Increase (Decrease) in Shares Outstanding	**(541,807)**	**211,437**
Class C		
Shares sold	154,534	202,405
Shares issued for dividends reinvested	8,347	8,020
Shares redeemed	(147,797)	(69,829)
Net Increase (Decrease) in Shares Outstanding	**15,084**	**140,596**

[a] *During the period ended April 30, 2004, 266,253 Class B shares representing $3,267,448 were automatically converted to 266,320 Class A shares and during the period ended April 30, 2003, 214,703 Class B shares representing $2,623,532 were automatically converted to 214,742 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.37	11.82	11.94	11.74	12.94
Investment Operations:					
Investment income–net	.51[b]	.55[b]	.59[b]	.62	.63
Net realized and unrealized gain (loss) on investments	(.25)	.55	(.10)	.20	(1.10)
Total from Investment Operations	.26	1.10	.49	.82	(.47)
Distributions:					
Dividends from investment income–net	(.51)	(.55)	(.59)	(.62)	(.63)
Dividends from net realized gain on investments	–	(.00)[c]	(.02)	(.00)[c]	(.10)
Total Distributions	(.51)	(.55)	(.61)	(.62)	(.73)
Net asset value, end of period	12.12	12.37	11.82	11.94	11.74
Total Return (%)[d]	2.12	9.49	4.19	7.14	(3.61)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.92	.93	.92	.91	.91
Ratio of net investment income to average net assets	4.15	4.53	4.93	5.22	5.16
Portfolio Turnover Rate	20.40	32.27	35.83	14.74	28.37
Net Assets, end of period ($ x 1,000)	213,004	234,408	228,669	228,111	229,184

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.92% to 4.93%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.37	11.83	11.94	11.74	12.94
Investment Operations:					
Investment income−net	.45[b]	.49[b]	.53[b]	.56	.56
Net realized and unrealized gain (loss) on investments	(.25)	.54	(.09)	.20	(1.10)
Total from Investment Operations	.20	1.03	.44	.76	(.54)
Distributions:					
Dividends from investment income−net	(.45)	(.49)	(.53)	(.56)	(.56)
Dividends from net realized gain on investments	−	(.00)[c]	(.02)	(.00)[c]	(.10)
Total Distributions	(.45)	(.49)	(.55)	(.56)	(.66)
Net asset value, end of period	12.12	12.37	11.83	11.94	11.74
Total Return (%)[d]	1.61	8.86	3.75	6.60	(4.12)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.42	1.44	1.43	1.42	1.43
Ratio of net investment income to average net assets	3.65	4.01	4.41	4.69	4.62
Portfolio Turnover Rate	20.40	32.27	35.83	14.74	28.37
Net Assets, end of period ($ x 1,000)	50,140	57,892	52,833	47,095	43,044

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.39% to 4.41%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

See notes to financial statements.

Class C Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.38	11.83	11.94	11.75	12.95
Investment Operations:					
Investment income—net	.41[b]	.46[b]	.50[b]	.53	.54
Net realized and unrealized gain (loss) on investments	(.26)	.55	(.09)	.19	(1.10)
Total from Investment Operations	.15	1.01	.41	.72	(.56)
Distributions:					
Dividends from investment income—net	(.41)	(.46)	(.50)	(.53)	(.54)
Dividends from net realized gain on investments	–	(.00)[c]	(.02)	(.00)[c]	(.10)
Total Distributions	(.41)	(.46)	(.52)	(.53)	(.64)
Net asset value, end of period	12.12	12.38	11.83	11.94	11.75
Total Return (%)[d]	1.26	8.66	3.48	6.23	(4.32)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.68	1.70	1.67	1.67	1.65
Ratio of net investment income to average net assets	3.37	3.74	4.15	4.43	4.41
Portfolio Turnover Rate	20.40	32.27	35.83	14.74	28.37
Net Assets, end of period ($ x 1,000)	6,185	6,128	4,194	3,264	2,223

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.13% to 4.15%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Maryland Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $11,212 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $3,339,952 and unrealized appreciation $6,420,639. In addition, the fund had $8,319,754 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $519,666 of the carryover expires in fiscal 2010, $982,277 expires in fiscal 2011 and $1,838,009 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003 were as follows: tax exempt income $11,607,341 and $12,925,749 and ordinary

income $0 and $70,065, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $34,081, increased accumulated net realized gain (loss) on investments by $50,021 and decreased paid-in capital by $15,940. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $123,835, Rule 12b-1 distribution plan fees $24,866 and shareholder services plan fees $56,289.

During the period ended April 30, 2004, the Distributor retained $23,564 from commissions earned on sales of the fund's Class A shares and $182,362 and $1,847 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the

Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $278,909 and $46,125, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $565,893, $139,454 and $15,375, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $127,717 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $56,992,882 and $89,638,067, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $259,898,492; accordingly, accumulated net unrealized appreciation on investments was $6,420,639, consisting of $8,482,208 gross unrealized appreciation and $2,061,569 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Maryland Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Maryland Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Maryland Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended April 30, 2004 as "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are Maryland residents, Maryland personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————————

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and
  adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery–Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board
Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of
charge by calling this toll free number: 1-800-554-4611.*

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**Dreyfus Premier State
Municipal Bond Fund,
Maryland Series**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, Massachusetts Series

ANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Massachusetts Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Massachusetts Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 2.15% for Class A shares, 1.62% for Class B shares and 1.29% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Massachusetts Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 1.72%.[3]

After rallying during the opening months of the reporting period, the municipal bond market later became more volatile as investors reacted to potential inflationary pressures in a recovering economy. The fund's returns were roughly in line with the Lipper category average, primarily because of its relatively short average duration during times of heightened market volatility. However, the fund's returns were lower than its benchmark, which contains bonds from many states, not just Massachusetts, and does not reflect fund fees and other expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Massachusetts state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Massachusetts state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, tax-exempt bonds had rallied in anticipation of lower interest rates from the Federal Reserve Board (the "Fed"). Indeed, in late June 2003, the Fed reduced the federal funds rate to 1%, a 45-year low. Shortly thereafter, however, the economy began to recover more robustly, raising concerns that the Fed's next move might be toward higher rates. Consequently, in the summer of 2003, municipal bonds suffered one of the most severe six-week declines in their history.

Although the bond market recovered gradually in the fall of 2003 and winter of 2003-04, it continued to be affected by heightened day-to-day volatility. Volatility became particularly severe in late March and April 2004, when a stronger job market suggested that long-dormant inflationary pressures might resurface.

Despite the negative market implications of the economic recovery, stronger growth has favorably influenced the fiscal conditions of many states and municipalities. Massachusetts recently has benefited from better business conditions across a relatively diverse mix of industries, which helped boost corporate and personal income tax receipts. As a result, there was little need for the state to increase issuance in the tax-

exempt bond market. However, a generally robust supply of municipal securities on the national level kept upward pressure on tax-exempt yields, and at times during the reporting period, tax-exempt yields equaled those of comparable taxable securities.

In seeking to manage heightened market volatility, we gradually reduced the fund's average duration toward a range that we believe was modestly shorter than its benchmark. When making new purchases, we focused primarily on highly-rated or insured securities[4] generally with maturities in the 10- to 15-year range, including bonds backed by revenues from essential services facilities, such as toll roads. Typically, we emphasized bonds with high coupons selling at premiums to their face values. Historically, such bonds have held more of their value during market declines.

What is the fund's current strategy?

We have continued to position the fund conservatively by attempting to maintain a short average duration, relative to its benchmark, and emphasizing higher-quality, premium-priced securities. Although we do not expect the Fed to raise interest rates imminently, we believe that this positioning is appropriate in a recovering economy characterized by the likelihood that interest rates eventually will rise.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

[4] *Insurance on individual bonds extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Massachusetts Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.
The fund invests primarily in Massachusetts municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Massachusetts municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.48)%	3.66%	5.17%	
without sales charge		2.15%	4.61%	5.66%	
Class B shares					
with applicable redemption charge †		(2.28)%	3.76%	5.33%	
without redemption		1.62%	4.09%	5.33%	
Class C shares					
with applicable redemption charge ††	8/15/95	0.32%	3.79%	–	4.77%
without redemption	8/15/95	1.29%	3.79%	–	4.77%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments—97.3%	Principal Amount ($)	Value ($)
Massachusetts—83.8%		
Boston Industrial Development Financing Authority, Sewer Facility Revenue (Harbor Electric Energy Co. Project) 7.375%, 5/15/2015	2,320,000	2,329,418
Greater Lawrence Sanitation District 5.75%, 6/15/2014 (Insured; MBIA)	1,425,000	1,599,776
Massachusetts Bay Transportation Authority:		
Assessment Revenue 5.25%, 7/1/2030	1,750,000	1,772,855
(General Transportation Systems) 7%, 3/1/2021	1,000,000	1,244,450
Sales Tax Revenue 5%, 7/1/2022	1,000,000	1,017,720
Massachusetts (Consolidated Loan), 5.375%, 8/1/2022 (Insured; MBIA) (Prerefunded 8/1/2012)	1,000,000 [a]	1,109,570
Massachusetts Development Finance Agency, Revenue:		
(Landmark School) 5.25%, 6/1/2029	1,100,000	1,103,597
(Neville Community) 5.75%, 6/20/2022 (Collateralized; GNMA)	600,000	643,758
Massachusetts Educational Financing Authority, Education Loan Revenue 5.85%, 7/1/2014 (Insured; AMBAC)	680,000	711,334
Massachusetts Federal Highway, Grant Anticipation Notes 5.25%, 12/15/2012 (Insured; MBIA)	1,000,000	1,098,800
Massachusetts Health and Educational Facilities Authority, Revenue:		
(Community College Program) 5.25%, 10/1/2026 (Insured; AMBAC)	2,845,000	2,889,752
(Harvard University) 5%, 7/15/2022	1,045,000	1,078,001
Healthcare Systems (Covenant Health) 6%, 7/1/2022	2,000,000	2,128,460
(Milford-Whitinsville Hospital) 6.50%, 7/15/2023	1,000,000	1,038,090
(Partners Healthcare System):		
6%, 7/1/2016	1,520,000	1,666,893
5%, 7/1/2020	1,200,000	1,210,020
5.75%, 7/1/2032	1,350,000	1,412,978
(Schepens Eye Research) 6.50%, 7/1/2028	2,135,000	2,273,497
(Simmons College) 5%, 10/1/2023 (Insured; FGIC)	1,000,000	1,016,870

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Health and Educational Facilities Authority, Revenue (continued): (Tufts University):		
5.50%, 8/15/2018	1,625,000	1,819,464
5.25%, 2/15/2030	2,000,000	2,041,620
(Wheaton College) 5%, 7/1/2016	1,255,000	1,297,908
(Williams College) 5%, 7/1/2017	1,030,000	1,080,522
Massachusetts Housing Finance Agency: Housing Development		
5.40%, 6/1/2020 (Insured; MBIA)	1,200,000	1,234,908
Housing Revenue Rental Mortgage		
6%, 7/1/2037 (Insured; AMBAC)	1,000,000	1,022,980
Massachusetts Industrial Finance Agency: Health Care Facility Revenue (Metro Health Foundation, Inc. Project)		
6.75%, 12/1/2027	1,000,000	926,850
Resource Recovery Revenue (Ogden Haverhill Project)		
5.60%, 12/1/2019	1,000,000	947,700
Water Treatment Revenue (American Hingham)		
6.95%, 12/1/2035	3,000,000	3,175,140
Massachusetts Water Pollution Abatement (Trust Pool Program) 5%, 8/1/2016	1,000,000	1,052,040
Massachusetts Water Resources Authority 5.50%, 8/1/2009 (Insured; MBIA)	2,340,000	2,612,704
Narragansett Regional School District 6.50%, 6/1/2016 (Insured; AMBAC)	1,205,000	1,416,321
New England Educational Loan Marketing Corporation Student Loan Revenue 6.90%, 11/1/2009	1,000,000	1,091,630
Route 3 North Transportion Improvement Association, LR 5.75%, 6/15/2018 (Insured; MBIA) (Prerefunded 6/15/2010)	1,000,000 [a]	1,136,250
University of Massachusetts Building Authority, Project Revenue 5.25%, 11/1/2015 (Insured; AMBAC)	1,000,000	1,084,430
Westfield 6.50%, 5/1/2017 (Insured; FGIC) (Prerefunded 5/1/2010)	1,750,000 [a]	2,072,228
U.S. Related—13.5%		
Commonwealth of Puerto Rico Public Improvement 5.25%, 7/1/2017	1,460,000	1,589,823

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Electric Power Authority, Power Revenue 5.125%, 7/1/2026	1,000,000	1,028,900
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2019	2,000,000	2,243,000
Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue:		
6.25%, 7/1/2015 (Insured; AMBAC)	1,100,000	1,320,572
5.75%, 7/1/2022	1,900,000	2,106,036
Total Long-Term Municipal Investments (cost $57,679,166)		**59,646,865**
Short-Term Municipal Investments—1.6%		
Massachusetts		
Massachusetts Water Resources Authority, VRDN 1.08% (LOC; Landesbank Hessen-Thuringen)	1,000,000 [b]	**1,000,000**
Total Investments (cost $58,679,166)	**98.9%**	**60,646,865**
Cash and Receivables (Net)	**1.1%**	**647,283**
Net Assets	**100.0%**	**61,294,148**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
		LR	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
GNMA	Government National Mortgage Association	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		AAA		AAA	52.8
AA		Aa		AA	20.9
A		A		A	14.7
BBB		Baa		BBB	8.5
F1		MIG1/P1		SP1/A1	1.6
Not Rated [c]		Not Rated [c]		Not Rated [c]	1.5
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[d] *At April 30, 2004, the fund had $15,215,128 (25.0% of net assets) invested in securities whose payment of principal is dependent upon revenues generated from education projects.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	58,679,166	60,646,865
Interest receivable		1,068,780
Receivable for shares of Beneficial Interest subscribed		6,811
Prepaid expenses		13,220
		61,735,676
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		46,375
Cash overdraft due to Custodian		186,830
Payable for shares of Beneficial Interest redeemed		172,292
Accrued expenses		36,031
		441,528
Net Assets ($)		**61,294,148**
Composition of Net Assets ($):		
Paid-in capital		59,254,662
Accumulated net realized gain (loss) on investments		71,787
Accumulated net unrealized appreciation (depreciation) on investments		1,967,699
Net Assets ($)		**61,294,148**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	50,624,501	6,989,717	3,679,930
Shares Outstanding	4,400,309	608,002	319,603
Net Asset Value Per Share ($)	**11.50**	**11.50**	**11.51**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**3,209,677**
Expenses:	
Management fee—Note 3(a)	358,353
Shareholder servicing costs—Note 3(c)	204,889
Distribution fees—Note 3(b)	65,287
Professional fees	23,707
Registration fees	21,681
Prospectus and shareholders' reports	13,038
Custodian fees	10,655
Trustees' fees and expenses—Note 3(d)	1,943
Loan commitment fees—Note 2	633
Miscellaneous	11,478
Total Expenses	**711,664**
Investment Income—Net	**2,498,013**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	427,829
Net unrealized appreciation (depreciation) on investments	(1,651,335)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,223,506)**
Net Increase in Net Assets Resulting from Operations	**1,274,507**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003
Operations ($):		
Investment income–net	2,498,013	2,602,371
Net realized gain (loss) on investments	427,829	382,668
Net unrealized appreciation (depreciation) on investments	(1,651,335)	2,217,777
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,274,507**	**5,202,816**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,120,690)	(2,320,675)
Class B shares	(250,624)	(218,200)
Class C shares	(118,918)	(58,353)
Net realized gain on investments:		
Class A shares	(407,008)	–
Class B shares	(57,030)	–
Class C shares	(31,670)	–
Total Dividends	**(2,985,940)**	**(2,597,228)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	4,688,263	6,919,982
Class B shares	1,844,610	3,058,512
Class C shares	2,666,492	1,920,281
Dividends reinvested:		
Class A shares	1,622,446	1,342,669
Class B shares	164,876	109,100
Class C shares	86,712	20,130
Cost of shares redeemed:		
Class A shares	(11,104,436)	(5,511,146)
Class B shares	(1,773,422)	(1,056,070)
Class C shares	(1,492,249)	(198,348)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,296,708)**	**6,605,110**
Total Increase (Decrease) in Net Assets	**(5,008,141)**	**9,210,698**
Net Assets ($):		
Beginning of Period	66,302,289	57,091,591
End of Period	**61,294,148**	**66,302,289**

| | Year Ended April 30, | |
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	398,415	593,841
Shares issued for dividends reinvested	138,270	115,296
Shares redeemed	(950,587)	(475,864)
Net Increase (Decrease) in Shares Outstanding	**(413,902)**	**233,273**
Class B[a]		
Shares sold	156,667	261,655
Shares issued for dividends reinvested	14,069	9,362
Shares redeemed	(151,390)	(90,642)
Net Increase (Decrease) in Shares Outstanding	**19,346**	**180,375**
Class C		
Shares sold	224,096	165,114
Shares issued for dividends reinvested	7,394	1,718
Shares redeemed	(126,206)	(16,605)
Net Increase (Decrease) in Shares Outstanding	**105,284**	**150,227**

[a] *During the period ended April 30, 2004, 30,500 Class B shares representing $360,298, were automatically converted to 30,484 Class A shares and during the period ended April 30, 2003, 56,000 Class B shares representing $658,323 were automatically converted to 55,953 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.80	11.30	11.14	10.69	11.68
Investment Operations:					
Investment income—net	.46[b]	.50[b]	.53[b]	.56	.57
Net realized and unrealized gain (loss) on investments	(.21)	.50	.16	.45	(.98)
Total from Investment Operations	.25	1.00	.69	1.01	(.41)
Distributions:					
Dividends from investment income—net	(.46)	(.50)	(.53)	(.56)	(.57)
Dividends from net realized gain on investments	(.09)	–	–	–	(.01)
Total Distributions	(.55)	(.50)	(.53)	(.56)	(.58)
Net asset value, end of period	11.50	11.80	11.30	11.14	10.69
Total Return (%)[c]	2.15	9.04	6.25	9.63	(3.42)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.99	.98	.97	.96	.98
Ratio of net investment income to average net assets	3.94	4.35	4.66	5.09	5.22
Portfolio Turnover Rate	46.61	70.83	58.32	51.41	57.94
Net Assets, end of period ($ x 1,000)	50,624	56,826	51,756	51,557	50,885

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.64% to 4.66%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.80	11.29	11.14	10.68	11.67
Investment Operations:					
Investment income—net	.40[b]	.44[b]	.46[b]	.50	.52
Net realized and unrealized					
gain (loss) on investments	(.21)	.51	.16	.46	(.98)
Total from Investment Operations	.19	.95	.62	.96	(.46)
Distributions:					
Dividends from investment income—net	(.40)	(.44)	(.47)	(.50)	(.52)
Dividends from net realized					
gain on investments	(.09)	–	–	–	(.01)
Total Distributions	(.49)	(.44)	(.47)	(.50)	(.53)
Net asset value, end of period	11.50	11.80	11.29	11.14	10.68
Total Return (%)[c]	1.62	8.58	5.61	9.18	(3.93)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.51	1.48	1.48	1.48	1.49
Ratio of net investment income					
to average net assets	3.41	3.80	4.13	4.57	4.70
Portfolio Turnover Rate	46.61	70.83	58.32	51.41	57.94
Net Assets, end of period ($ x 1,000)	6,990	6,944	4,611	4,566	4,648

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.12% to 4.13%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

	Year Ended April 30,				
Class C Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.82	11.31	11.15	10.70	11.69
Investment Operations:					
Investment income–net	.38[b]	.41[b]	.42[b]	.46	.49
Net realized and unrealized gain (loss) on investments	(.23)	.52	.17	.45	(.98)
Total from Investment Operations	.15	.93	.59	.91	(.49)
Distributions:					
Dividends from investment income–net	(.37)	(.42)	(.43)	(.46)	(.49)
Dividends from net realized gain on investments	(.09)	–	–	–	(.01)
Total Distributions	(.46)	(.42)	(.43)	(.46)	(.50)
Net asset value, end of period	11.51	11.82	11.31	11.15	10.70
Total Return (%)[c]	1.29	8.31	5.39	8.65	(4.16)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.74	1.71	1.72	1.79	1.68
Ratio of net investment income to average net assets	3.15	3.50	3.81	4.18	4.51
Portfolio Turnover Rate	46.61	70.83	58.32	51.41	57.94
Net Assets, end of period ($ x 1,000)	3,680	2,532	725	373	141

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.79% to 3.81%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Massachusetts Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $3,118 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $72,511 and unrealized appreciation $1,975,443. In addition, the fund had $724 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: tax exempt $2,490,232 and $2,597,228, ordinary income $119,267 and $0 and long-term capital gains $376,441 and $0, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $7,781, increased net realized gain (loss) on investments by $5,625 and increased paid-in capital by $2,156. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $28,241, Rule 12b-1 distribution fees $5,297 and shareholder services plan fees $12,837.

During the period ended April 30, 2004, the Distributor retained $6,463 from commissions earned on sales of the fund's Class A shares and $13,090 and $5,348 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of

1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $36,899 and $28,388, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $134,975, $18,450 and $9,463, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $26,537 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $29,593,183 and $32,220,920, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $58,671,422; accordingly, accumulated net unrealized appreciation on investments was $1,975,443, consisting of $2,427,151 gross unrealized appreciation and $451,708 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litiga-tion expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defen-dants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTE 6—Subsequent Event:

On April 6, 2004, the fund's Board of Trustees approved an Agreement and Plan of Reorganization, subject to the approval of shareholders of Dreyfus Massachusetts Tax Exempt Bond Fund, on or about September 8, 2004, providing for the fund to acquire the net assets of Dreyfus Massachusetts Tax Exempt Bond Fund in exchange for shares of Capital Stock of the fund.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund,
Massachusetts Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2004:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are Massachusetts residents, Massachusetts personal income taxes), and

—the fund hereby designates $.0688 per share as a long-term capital gain distribution of the $.0906 per share paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

———————————

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

———————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery–Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**Dreyfus Premier State
Municipal Bond Fund,
Massachusetts Series**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, Michigan Series

ANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Michigan Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Michigan Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 0.72% for Class A shares, 0.21% for Class B shares and 0.06% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Michigan Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 1.25%.[3]

A strengthening U.S. economy and concerns among investors regarding eventual increases in interest rates caused heightened volatility in the municipal bond market for much of the reporting period. On average, however, municipal bond prices ended the reporting period only modestly lower than where they began. The fund produced lower returns than its benchmark and Lipper category average, primarily because of its relatively long average duration — a measure of sensitivity to changing interest rates — during the summer of 2003, as well as the early redemption at par on a bond we had considered a core holding.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Michigan state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Michigan state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market condi-

tions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Municipal bonds continued to rally during the spring of 2003 in anticipation of lower short-term interest rates. Soon after the Federal Reserve Board (the "Fed") reduced the federal funds rate in late June to its lowest level since 1958, new signs of economic recovery emerged, sparking concerns that the most recent rate-cut might be the last of the current cycle. As a result, municipal bond prices fell sharply during the summer of 2003. Although heightened volatility continued through the first quarter of 2004, tax-exempt bonds gradually rebounded. However, in April 2004, evidence of stronger job growth and rising inflationary pressures caused municipal bond prices to decline, wiping out any gains achieved since the previous summer.

On a more positive note, a stronger U.S. economy recently has bene-fited the fiscal conditions of many states and municipalities, including Michigan. Although the state remains on negative credit watch by one of the major credit rating agencies, higher tax revenues have relieved some of Michigan's budgetary pressures.

In this environment, we gradually reduced the fund's average duration to a range that we considered to be more in line with that of its Index. This shift helped support the fund's relative performance during the second half of the reporting period. However, because the fund's average duration was relatively long during the summer of 2003, it had a negative impact on the fund's total returns for the reporting period as a whole.

When purchasing new securities, we generally focused on high-coupon, premium-priced bonds that historically have held more of their value during market declines. We tended to focus on high-quality securities, including insured school district bonds[4] and debt backed by the revenues of essential-services facilities. When we deemed it appropriate, we have reduced the fund's holdings of interest-rate-sensitive securities, such as zero-coupon bonds.

What is the fund's current strategy?

As the economy continues to strengthen and higher interest rates appear more likely, we have continued our efforts to reduce the fund's average duration. However, the early redemption of some of the fund's shorter effective maturity holdings has made this process a slow one. In addition, we have attempted to manage risks more effectively by diversifying the fund's holdings more broadly among bonds of various maturities.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Michigan residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

[4] *Insurance on individual bonds extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Michigan Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.
The fund invests primarily in Michigan municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Michigan municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(3.81)%	3.28%	5.10%	
without sales charge		0.72%	4.23%	5.58%	
Class B shares					
with applicable redemption charge †		(3.65)%	3.38%	5.26%	
without redemption		0.21%	3.72%	5.26%	
Class C shares					
with applicable redemption charge ††	8/15/95	(0.91)%	3.48%	–	4.64%
without redemption	8/15/95	0.06%	3.48%	–	4.64%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

STATEMENT OF INVESTMENTS
April 30, 2004

Long-Term Municipal Investments−95.7%	Principal Amount ($)	Value ($)
Allegan Hospital Finance Authority, HR (Allegan General Hospital):		
6.875%, 11/15/2017	4,460,000	4,595,986
7%, 11/15/2021	800,000	823,760
Anchor Bay School District, Building and Site		
6%, 5/1/2023 (Insured; FGIC) (Prerefunded 5/1/2009)	1,500,000 a	1,709,775
Brighton Area School District:		
Zero Coupon, 5/1/2014 (Insured; AMBAC)	8,000,000	5,090,960
Zero Coupon, 5/1/2020 (Insured; AMBAC)	5,000,000	2,243,900
Clarkston Community School		
5.75%, 5/1/2016 (Insured; FGIC)		
(Prerefunded 5/1/2005)	1,340,000 a	1,411,958
Detroit, Water Supply Systems Revenue		
5.75%, 7/1/2028 (Insured; FGIC)		
(Prerefunded 7/1/2011)	4,000,000 a	4,598,640
Detroit City School District:		
5.125%, 5/1/2031 (Insured; FSA)	1,000,000	1,007,370
Building and Site Improvement:		
5.50%, 5/1/2017 (Insured; FGIC)	2,000,000	2,184,620
6%, 5/1/2020 (Insured, FGIC)	1,000,000	1,167,920
Dickinson County Healthcare System, HR:		
5.50%, 11/1/2013 (Insured; ACA)	5,715,000	6,008,465
5.70%, 11/1/2018 (Insured; ACA)	3,000,000	3,125,010
Fowlerville Community Schools School District		
5.60%, 5/1/2016 (Insured; MBIA)		
(Prerefunded 5/1/2007)	2,995,000 a	3,284,646
Grand Rapids Housing Finance Authority, Multi-Family		
Revenue 7.625%, 9/1/2023 (Collateralized; FNMA)	1,000,000	1,006,900
Grand Valley State University, Revenue		
5.25%, 12/1/2020 (Insured; FGIC)	3,000,000	3,177,720
Huron Valley School District		
Zero Coupon, 5/1/2018 (Insured; FGIC)	6,370,000	3,220,799
Kalamazoo Hospital Finance Authority,		
Hospital Facilities Revenue (Borgess Medical Center)		
6.25%, 6/1/2014 (Insured; FGIC)	2,000,000	2,364,020
Kent County, Airport Facilities Revenue (Kent County International Airport):		
5.90%, 1/1/2012 (Prerefunded 1/1/2005)	1,145,000 a	1,201,036
5.90%, 1/1/2013 (Prerefunded 1/1/2005)	1,095,000 a	1,148,589
6.10%, 1/1/2025 (Prerefunded 1/1/2005)	3,000,000 a	3,150,810
Kentwood Public Schools:		
5%, 5/1/2021 (Insured; MBIA)	1,000,000	1,026,620
5%, 5/1/2023 (Insured; MBIA)	2,430,000	2,467,859

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Lake Orion Community School District 5.80%, 5/1/2015 (Insured; AMBAC) (Prerefunded 5/1/2005)	2,085,000 a	2,180,618
Michigan Building Authority, LR 9.63% 10/15/2017	5,000,000 b,c	5,829,100
Michigan Hospital Finance Authority, HR: (Detroit Medical Center) 8.125%, 8/15/2012	75,000	73,466
(Genesys Health Systems) 8.125%, 10/1/2021 (Prerefunded 10/1/2005)	5,000,000 a	5,554,650
(Trinity Healtheast) 6%, 12/1/2027 (Insured; AMBAC)	3,500,000	3,811,675
Michigan Housing Representatives, COP Zero Coupon, 8/15/2022 (Insured; AMBAC)	5,575,000	2,152,898
Michigan Municipal Bond Authority, Revenue: (Clean Water State Revolving Fund) 9.492%, 10/1/2021	5,100,000 b,c	5,735,511
(State Revolving Fund) 6.50%, 10/1/2017 (Prerefunded 10/1/2004)	3,500,000 a	3,647,525
Michigan Strategic Fund, Limited Obligation Revenue: (Detroit Education Exempt Facilities) 5.25%, 12/15/2032	1,250,000	1,265,138
(NSF International Project): 5%, 8/1/2014	1,290,000	1,332,854
5.125%, 8/1/2019	700,000	704,046
5.25%, 8/1/2026	1,000,000	985,080
SWDR (Genesee Power Station Project) 7.50%, 1/1/2021	2,800,000	2,358,160
Monroe County, PCR (Detroit Edison Project) 6.55%, 6/1/2024 (Insured; MBIA)	1,700,000	1,724,191
Monroe County Economic Development Corp, Ltd. Obligation Revenue (Detroit Edison Co. Project) 6.95%, 9/1/2022 (Insured; FGIC)	2,000,000	2,534,180
Northville, Special Assessment (Wayne County) 7.875%, 1/1/2006	345,000	346,746
Pontiac Tax Increment Finance Authority, Revenue 6.375%, 6/1/2031	3,170,000	3,125,557
Redford Unified School District 5.50%, 5/1/2015 (Insured; AMBAC)	1,260,000	1,407,256
Romulus Economic Development Corp, Ltd. Obligation EDR (Romulus Hir Ltd. Partnership Project) 7%, 11/1/2015 (Insured; ITT Lyndon Property Insurance Co.)	3,700,000	4,551,666
Stockbridge Community Schools 5.50%, 5/1/2021	600,000	647,640

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Sturgis Public School District, School Building and Site 5.625%, 5/1/2025	5,085,000	5,371,235
Wyandotte, Electric Revenue:		
5.375%, 10/1/2016 (Insured; MBIA)	1,870,000	2,020,329
5.375%, 10/1/2017 (Insured; MBIA)	2,000,000	2,151,360
Total Long-Term Municipal Investments (cost $108,192,745)		**115,528,244**
Short-Term Municipal Investments–1.7%		
Detroit, Sewer Disposal Revenue, VRDN 1.09%, (Insured; FSA, SBPA; Dexia Credit Local)	800,000 d	800,000
University of Michigan, Revenue, VRDN (Medical Service Plan) 1.07%	1,255,000 d	1,255,000
Total Short-Term Municipal Investments (cost $2,055,000)		**2,055,000**
Total Investments (cost $110,247,745)	**97.4%**	**117,583,244**
Cash and Receivables (Net)	**2.6%**	**3,199,081**
Net Assets	**100.0%**	**120,782,325**

Summary of Abbreviations

ACA	American Capital Access	**FSA**	Financial Security Assurance
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
		LR	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue		
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
		SBPA	Standby Bond Purchase Agreement
FNMA	Federal National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	67.0
AA		Aa		AA	5.3
A		A		A	7.3
BBB		Baa		BBB	2.4
BB		Ba		BB	.1
F1		MIG1/P1		SP1/A1	5.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	12.9
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, these securities amounted to $11,564,611 or 9.6% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	110,247,745	117,583,244
Cash		1,445,162
Interest receivable		1,973,141
Receivable for shares of Beneficial Interest subscribed		50,223
Prepaid expenses		17,116
		121,068,886
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		88,653
Payable for shares of Beneficial Interest redeemed		155,193
Accrued expenses		42,715
		286,561
Net Assets ($)		**120,782,325**
Composition of Net Assets ($):		
Paid-in capital		115,474,779
Accumulated net realized gain (loss) on investments		(2,027,953)
Accumulated net unrealized appreciation (depreciation) on investments		7,335,499
Net Assets ($)		**120,782,325**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	104,550,857	9,346,609	6,884,859
Shares Outstanding	6,991,247	625,107	460,275
Net Asset Value Per Share ($)	**14.95**	**14.95**	**14.96**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**6,959,529**
Expenses:	
Management fee–Note 3(a)	717,932
Shareholder servicing costs–Note 3(c)	418,118
Distribution fees–Note 3(b)	107,248
Registration fees	24,708
Professional fees	21,692
Custodian fees	18,893
Prospectus and shareholders' reports	13,044
Trustees' fees and expenses–Note 3(d)	4,513
Loan commitment fees–Note 2	1,296
Miscellaneous	12,994
Total Expenses	**1,340,438**
Investment Income–Net	**5,619,091**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	191,603
Net unrealized appreciation (depreciation) on investments	(4,748,386)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,556,783)**
Net Increase in Net Assets Resulting from Operations	**1,062,308**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
	2004	2003
Operations ($):		
Investment income–net	5,619,091	6,216,729
Net realized gain (loss) on investments	191,603	(1,526,800)
Net unrealized appreciation (depreciation) on investments	(4,748,386)	5,429,720
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,062,308**	**10,119,649**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,932,719)	(5,493,530)
Class B shares	(418,050)	(461,121)
Class C shares	(259,607)	(267,023)
Total Dividends	**(5,610,376)**	**(6,221,674)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,292,797	4,090,206
Class B shares	1,080,114	3,099,360
Class C shares	1,147,273	3,394,496
Dividends reinvested:		
Class A shares	2,940,011	3,118,933
Class B shares	159,424	175,428
Class C shares	172,203	167,463
Cost of shares redeemed:		
Class A shares	(16,607,092)	(11,499,968)
Class B shares	(2,978,810)	(2,340,947)
Class C shares	(1,676,589)	(1,212,427)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(10,470,669)**	**(1,007,456)**
Total Increase (Decrease) in Net Assets	**(15,018,737)**	**2,890,519**
Net Assets ($):		
Beginning of Period	135,801,062	132,910,543
End of Period	**120,782,325**	**135,801,062**

| | Year Ended April 30, | |
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	342,985	266,815
Shares issued for dividends reinvested	191,431	202,942
Shares redeemed	(1,076,192)	(750,520)
Net Increase (Decrease) in Shares Outstanding	**(541,776)**	**(280,763)**
Class B[a]		
Shares sold	69,965	201,969
Shares issued for dividends reinvested	10,380	11,414
Shares redeemed	(193,440)	(152,311)
Net Increase (Decrease) in Shares Outstanding	**(113,095)**	**61,072**
Class C		
Shares sold	73,828	221,594
Shares issued for dividends reinvested	11,212	10,889
Shares redeemed	(108,707)	(78,863)
Net Increase (Decrease) in Shares Outstanding	**(23,667)**	**153,620**

[a] *During the period ended April 30, 2004, 59,810 Class B shares representing $922,518 were automatically converted to 59,798 Class A shares and during the period ended April 30, 2003, 65,008 Class B shares representing $1,004,522 were automatically converted to 64,996 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
Class A Shares	2004	2003	2002ᵃ	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.51	15.07	14.82	14.32	15.57
Investment Operations:					
Investment income−net	.68ᵇ	.72ᵇ	.73ᵇ	.75	.76
Net realized and unrealized gain (loss) on investments	(.56)	.44	.25	.50	(1.16)
Total from Investment Operations	.12	1.16	.98	1.25	(.40)
Distributions:					
Dividends from investment income−net	(.68)	(.72)	(.73)	(.75)	(.76)
Dividends from net realized gain on investments	–	–	–	–	(.09)
Total Distributions	(.68)	(.72)	(.73)	(.75)	(.85)
Net asset value, end of period	14.95	15.51	15.07	14.82	14.32
Total Return (%)ᶜ	.72	7.85	6.72	8.90	(2.56)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.95	.95	.94	.93	.94
Ratio of net investment income to average net assets	4.39	4.70	4.86	5.11	5.18
Portfolio Turnover Rate	20.76	27.03	38.11	29.62	29.55
Net Assets, end of period ($ x 1,000)	104,551	116,844	117,732	119,860	123,635

ᵃ As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.85% to 4.86%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

ᵇ Based on average shares outstanding at each month end.

ᶜ Exclusive of sales charge.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.51	15.06	14.82	14.32	15.56
Investment Operations:					
Investment income—net	.60[b]	.64[b]	.65[b]	.68	.69
Net realized and unrealized gain (loss) on investments	(.56)	.45	.24	.50	(1.15)
Total from Investment Operations	.04	1.09	.89	1.18	(.46)
Distributions:					
Dividends from investment income—net	(.60)	(.64)	(.65)	(.68)	(.69)
Dividends from net realized gain on investments	–	–	–	–	(.09)
Total Distributions	(.60)	(.64)	(.65)	(.68)	(.78)
Net asset value, end of period	14.95	15.51	15.06	14.82	14.32
Total Return (%)[c]	.21	7.38	6.11	8.35	(2.98)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.45	1.45	1.44	1.44	1.44
Ratio of net investment income to average net assets	3.88	4.18	4.34	4.60	4.66
Portfolio Turnover Rate	20.76	27.03	38.11	29.62	29.55
Net Assets, end of period ($ x 1,000)	9,347	11,449	10,201	11,422	13,101

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.33% to 4.34%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

	Year Ended April 30,				
Class C Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.51	15.07	14.82	14.33	15.57
Investment Operations:					
Investment income—net	.56[b]	.60[b]	.62[b]	.64	.65
Net realized and unrealized gain (loss) on investments	(.55)	.45	.25	.49	(1.15)
Total from Investment Operations	.01	1.05	.87	1.13	(.50)
Distributions:					
Dividends from investment income—net	(.56)	(.61)	(.62)	(.64)	(.65)
Dividends from net realized gain on investments	–	–	–	–	(.09)
Total Distributions	(.56)	(.61)	(.62)	(.64)	(.74)
Net asset value, end of period	14.96	15.51	15.07	14.82	14.33
Total Return (%)[c]	.06	7.07	5.93	8.01	(3.22)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.67	1.68	1.68	1.69	1.69
Ratio of net investment income to average net assets	3.66	3.93	4.05	4.33	4.43
Portfolio Turnover Rate	20.76	27.03	38.11	29.62	29.55
Net Assets, end of period ($ x 1,000)	6,885	7,508	4,978	1,480	1,104

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.04% to 4.05%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Michigan Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $7,912 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $2,006,438 and unrealized appreciation $7,337,950. In addition, the fund had $21,515 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $398,353 of the carryover expires in fiscal 2009 and $1,608,085 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003 were as follows: tax exempt income $5,610,376 and $6,221,674, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $8,715, increased accumulated net realized gain (loss) on investments by $7,761 and increased paid-in capital by $954. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $55,306, Rule 12b-1 distribution plan fees $8,209 and shareholder services plan fees $25,138.

During the period ended April 30, 2004, the Distributor retained $5,711 from commissions earned on sales of the fund's Class A shares and $14,870 and $5,137 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $54,014 and $53,234, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to share-holder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institu-tion or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $281,581, $27,007 and $17,745, respectively, pur-suant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned sub-sidiary of the Manager, under a transfer agency agreement for provid-ing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $57,850 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $25,519,950 and $28,295,237, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $110,245,294; accordingly, accumulated net unrealized appreciation on investments was $7,337,950, consisting of $8,104,420 gross unrealized appreciation and $766,470 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Michigan Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Michigan Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Michigan Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended April 30, 2004 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Michigan residents, Michigan personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

————————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery-Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Michigan Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By telephone
Call your financial
representative or
1-800-554-4611

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

ANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus Premier State
Municipal Bond Fund,
Minnesota Series
The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Minnesota Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed–income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Minnesota Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 1.85% for Class A shares, 1.40% for Class B shares and 1.09% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Minnesota Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 2.06%.[3]

A strengthening U.S. economy and concerns among investors regarding eventual increases in interest rates caused heightened volatility in the municipal bond market for much of the reporting period. On average, however, municipal bond prices ended the reporting period only mod-estly lower than where they began. The fund produced lower returns than its benchmark and Lipper category average, primarily because of its relatively long average duration — a measure of sensitivity to changing interest rates — during the summer of 2003, as well as lower reinvest-ment yields on assets that were redeemed early by their issuers.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Minnesota state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Minnesota state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equiva-lent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market condi-tions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Municipal bonds continued to rally during the spring of 2003 in anticipation of lower short-term interest rates. Soon after the Federal Reserve Board (the "Fed") reduced the federal funds rate in late June to its lowest level since 1958, new signs of economic recovery emerged, sparking concerns that the most recent rate-cut might be the last of the current cycle. As a result, municipal bond prices fell sharply during the summer of 2003. Although heightened volatility continued through the first quarter of 2004, tax-exempt bonds gradually rebounded. However, in April 2004, evidence of stronger job growth and rising inflationary pressures caused municipal bond prices to decline, wiping out any gains achieved since the previous summer.

On a more positive note, a stronger U.S. economy recently has benefited the fiscal conditions of many states and municipalities, including Minnesota, where higher tax revenues have relieved some of the state's budgetary pressures.

In this environment, we gradually reduced the fund's average duration to a range that we considered to be more in line with that of its Index. This shift helped support the fund's relative performance during the second half of the reporting period. However, because the fund's average dura-

4

tion was relatively long during the summer of 2003, it had a negative impact on the fund's total returns for the reporting period as a whole.

When purchasing new securities, we generally focused on high-coupon, premium-priced bonds that historically have held more of their value during market declines. We tended to focus on high-quality securities, including insured school district bonds[4] and debt backed by the revenues of essential-services facilities. When we deemed it appropriate, we have reduced the fund's holdings of interest-rate-sensitive securities, such as zero-coupon bonds.

What is the fund's current strategy?

As the economy continues to strengthen and higher interest rates appear more likely, we have continued our efforts to reduce the fund's average duration. However, the early redemption of some of the fund's shorter effective maturity holdings has made this process a slow one. In addition, we have attempted to manage risks more effectively by diversifying the fund's holdings more broadly among bonds of various maturities.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Minnesota residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

[4] *Insurance on individual bonds extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Minnesota Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.

The fund invests primarily in Minnesota municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Minnesota municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.71)%	3.82%	5.12%	
without sales charge		1.85%	4.78%	5.60%	
Class B shares					
with applicable redemption charge †		(2.50)%	3.90%	5.28%	
without redemption		1.40%	4.24%	5.28%	
Class C shares					
with applicable redemption charge ††	8/15/95	0.11%	3.96%	–	4.57%
without redemption	8/15/95	1.09%	3.96%	–	4.57%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments—92.5%	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (Andover Community Center) 5.20%, 2/1/2034	1,500,000	1,447,950
Anoka County, SWDR (United Power Association Project) 6.95%, 12/1/2008 (Guaranteed; National Rural Utilities Cooperative Finance Corp.)	2,535,000	2,544,937
Bloomington Independent School District Number 271 5.125%, 2/1/2024 (Insured; FSA)	2,000,000	2,046,320
Brooklyn Park 5.85%, 2/1/2016 (Insured; FSA)	1,425,000	1,508,932
Chaska, Electric Revenue 6%, 10/1/2020	3,000,000	3,173,820
Columbia Heights, MFHR (Crest View) 6.625%, 4/20/2043 (Collateralized; GNMA)	1,500,000	1,590,750
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Lukes Hospital) 7.25%, 6/15/2032	3,000,000	3,128,430
Inver Grove Heights Independent School District Number 199 5.75%, 2/1/2017	2,225,000	2,369,046
Lake Superior Independent School District Number 381:		
5%, 4/1/2020 (Insured; FSA)	2,510,000	2,596,620
5%, 4/1/2021 (Insured; FSA)	2,640,000	2,719,358
Lakeville Independent School District Number 194 5.50%, 2/1/2024 (Insured; FGIC)	8,700,000	9,326,313
Mahtomedi Independent School District Number 832 Zero Coupon, 2/1/2017 (Insured; MBIA)	1,275,000	699,784
Minneapolis:		
Health Care Facilities Revenue (Shelter Care Foundation):		
6%, 4/1/2010	565,000	553,700
6.50%, 4/1/2029	1,000,000	925,890
Home Ownership Program 7.10%, 6/1/2021	30,000	30,021
Revenue (Blake School Project) 5.45%, 9/1/2021	2,000,000	2,068,080
Tax Increment Revenue (Saint Anthony Falls Project) 5.75%, 2/1/2027	1,000,000	951,830
Zero Coupon, 12/1/2014	1,825,000	1,141,738
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project):		
6%, 12/1/2018	1,000,000	1,055,490
6%, 12/1/2020	2,290,000	2,394,264
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue:		
5.25%, 1/1/2016 (Insured; MBIA)	2,460,000	2,644,992
5%, 1/1/2028 (Insured; MBIA)	1,000,000	1,006,580
5.75%, 1/1/2032 (Insured; FGIC)	4,995,000	5,400,394

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Minneapolis Public Facilities Authority, Water Pollution Control Revenue 5.375%, 3/1/2019	3,000,000	3,240,480
State of Minnesota (Duluth Airport) 6.25%, 8/1/2014	2,500,000	2,627,850
Minnesota Agricultural and Economic Development Board, Revenue: (Evangelical Lutheran Project):		
6%, 2/1/2022	1,130,000	1,185,336
6%, 2/1/2027	1,750,000	1,826,633
(Fairview Health Care Systems) 6.375%, 11/15/2029	4,000,000	4,303,560
Minnesota Higher Education Facilities Authority, College and University Revenue (University of Saint Thomas):		
5.35%, 4/1/2017	1,000,000	1,030,640
5.40%, 4/1/2022	2,125,000	2,157,810
Minnesota Housing Finance Agency: Residential Housing Finance 5%, 1/1/2020	4,495,000	4,602,071
SFMR:		
5.80%, 1/1/2019	1,760,000	1,829,150
5.45%, 1/1/2022 (Insured; MBIA)	865,000	892,559
6.95%, 7/1/2026	570,000	580,152
Minnesota Retirement Systems, Building Revenue 6%, 6/1/2030	1,475,000	1,632,825
New Hope, Housing and Health Care Facilities Revenue (Masonic Home–North Ridge) 5.90%, 3/1/2019	1,000,000	1,009,240
Northern Municipal Power Agency, Electric System Revenue 9.325%, 1/1/2016 (Insured; FSA)	5,000,000 [a,b]	5,780,650
Northfield, HR 6%, 11/1/2031	2,000,000	2,067,860
Ramsey, LR (Pact Charter School Project) 6.75%, 12/1/2033	1,000,000	1,001,970
City of Red Wing, Health Care Facilities Revenue (River Region Obligation Group) 6.50%, 9/1/2022 (Prerefunded 9/1/2005)	3,445,000 [c]	3,666,755
Rosemount Independent School District Number 196 Zero Coupon, 4/1/2014 (Insured; MBIA)	2,960,000	1,907,335
Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project) 5.125%, 5/1/2018	1,500,000	1,569,285
Saint Paul Housing and Redevelopment Authority, Revenue: Hospital (HealthEast Project) 5.70%, 11/1/2015 (Insured; ACA)	2,000,000	2,093,520

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Saint Paul Housing and Redevelopment Authority, Revenue (continued):		
MFHR (Wellington Project)		
5.10%, 2/1/2024 (Insured; FHLMC)	2,000,000	2,025,940
Parking (Block 19 Ramp)		
5.25%, 8/1/2023 (Insured; FSA)	3,395,000	3,515,998
Single Family Mortgage		
6.90%, 12/1/2021 (Insured; FNMA)	255,000	255,115
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project) 7.375%, 8/1/2029	2,850,000	2,870,463
Seaway Port Authority of Duluth, Industrial Development Dock and Wharf Revenues (Cargill Inc. Project) 6.80%, 5/1/2012 (Prerefunded 5/3/2004)	2,000,000 [c]	2,000,940
Southern Municipal Power Agency, Power Supply System Revenue:		
5%, 1/1/2011 (Insured; MBIA)	3,515,000	3,824,953
Zero Coupon, 1/1/2025 (Insured; MBIA)	4,755,000	1,612,801
Zero Coupon, 1/1/2026 (Insured; MBIA)	4,625,000	1,479,353
Washington County Housing and Redevelopment Authority:		
Hospital Facility Revenue (Healtheast Project)		
5.375%, 11/15/2018 (Insured; ACA)	2,215,000	2,260,186
Pooled Financing 5.50%, 2/1/2032 (Insured; MBIA)	2,000,000	2,078,300
Western Minnesota Municipal Power Agency, Electric Power and Light Revenue 5.50%, 1/1/2012 (Insured; AMBAC)	900,000	966,213
Willmar (Rice Memorial Hospital Project) 5%, 2/1/2032 (Insured; FSA)	4,000,000	4,051,480
Total Long-Term Municipal Investments (cost $118,839,860)		**123,272,662**

Short-Term Municipal Investments—5.2%		
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue, VRDN (Childrens Health Care) 1.08% (Insured; FSA) (cost $6,895,000)	6,895,000 [d]	**6,895,000**

Total Investments (cost $125,734,860)	**97.7%**	**130,167,662**
Cash and Receivables (Net)	**2.3%**	**3,085,466**
Net Assets	**100.00%**	**133,253,128**

Summary of Abbreviations

ACA	American Capital Access	**GNMA**	Government National Mortgage Association
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
FGIC	Financial Guaranty Insurance Company	**LR**	Lease Revenue
		MBIA	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**SFMR**	Single Family Mortgage Revenue
		SWDR	Solid Waste Development Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	46.7
AA		Aa		AA	8.4
A		A		A	20.0
BBB		Baa		BBB	7.1
BB		Ba		BB	2.4
F1		MIG1/P1		SP1/A1	5.3
Not Rated[e]		Not Rated[e]		Not Rated[e]	10.1
					100.0

[a] *Inverse floater security—the interest rate is subject to change periodically.*

[b] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30,2004, this security amounted to $5,780,650 or 4.3% of net assets.*

[c] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Securities payable on demand. Variable interest rate —subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of compaable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	125,734,860	130,167,662
Cash		2,843,563
Interest receivable		1,854,825
Receivable for shares of Beneficial Interest subscribed		26,991
Prepaid expenses		14,934
		134,907,975
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		98,449
Payable for investment securities purchased		1,455,705
Payable for shares of Beneficial Interest redeemed		72,806
Accrued expenses		27,887
		1,654,847
Net Assets ($)		**133,253,128**
Composition of Net Assets ($):		
Paid-in capital		127,590,111
Accumulated net realized gain (loss) on investments		1,230,215
Accumulated net unrealized appreciation (depreciation) on investments		4,432,802
Net Assets ($)		**133,253,128**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	111,837,398	16,493,388	4,922,342
Shares Outstanding	7,361,319	1,083,853	323,522
Net Asset Value Per Share ($)	**15.19**	**15.22**	**15.21**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**7,170,115**
Expenses:	
Management fee–Note 3(a)	769,759
Shareholder servicing costs–Note 3(c)	429,033
Distribution fees–Note 3(b)	121,135
Professional fees	23,942
Registration fees	23,646
Custodian fees	18,054
Prospectus and shareholders' reports	11,616
Trustees' fees and expenses–Note 3(d)	3,940
Loan commitment fees–Note 2	1,379
Miscellaneous	14,278
Total Expenses	**1,416,782**
Investment Income–Net	**5,753,333**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,230,523
Net unrealized appreciation (depreciation) on investments	(4,528,132)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,297,609)**
Net Increase in Net Assets Resulting from Operations	**2,455,724**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
	2004	2003
Operations ($):		
Investment income–net	5,753,333	6,013,193
Net realized gain (loss) on investments	1,230,523	254,354
Net unrealized appreciation (depreciation) on investments	(4,528,132)	6,057,069
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,455,724**	**12,324,616**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,953,886)	(5,251,269)
Class B shares	(643,289)	(625,857)
Class C shares	(155,202)	(136,108)
Net realized gain on investments:		
Class A shares	(120,489)	–
Class B shares	(18,016)	–
Class C shares	(4,607)	–
Total Dividends	**(5,895,489)**	**(6,013,234)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	9,275,868	11,633,289
Class B shares	1,804,742	6,023,939
Class C shares	1,512,947	1,404,523
Dividends reinvested:		
Class A shares	3,006,111	3,117,115
Class B shares	259,852	268,592
Class C shares	39,493	39,570
Cost of shares redeemed:		
Class A shares	(19,969,317)	(15,650,671)
Class B shares	(3,236,271)	(2,632,909)
Class C shares	(684,861)	(637,104)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,991,436)**	**3,566,344**
Total Increase (Decrease) in Net Assets	**(11,431,201)**	**9,877,726**
Net Assets ($):		
Beginning of Period	144,684,329	134,806,603
End of Period	**133,253,128**	**144,684,329**

| | Year Ended April 30, | |
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	601,450	761,222
Shares issued for dividends reinvested	194,848	204,035
Shares redeemed	(1,296,933)	(1,027,247)
Net Increase (Decrease) in Shares Outstanding	**(500,635)**	**(61,990)**
Class B[a]		
Shares sold	116,545	394,175
Shares issued for dividends reinvested	16,821	17,542
Shares redeemed	(209,476)	(172,103)
Net Increase (Decrease) in Shares Outstanding	**(76,110)**	**239,614**
Class C		
Shares sold	97,201	92,207
Shares issued for dividends reinvested	2,557	2,583
Shares redeemed	(44,915)	(41,639)
Net Increase (Decrease) in Shares Outstanding	**54,843**	**53,151**

[a] *During the period ended April 30, 2004, 121,789 Class B shares representing $1,884,862 were automatically converted to 121,993 Class A shares and during the period ended April 30, 2003, 94,051 Class B shares representing $1,438,901 were automatically converted to 94,210 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2004	2003	2002 [a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.57	14.88	14.60	14.11	15.30
Investment Operations:					
Investment income–net	.65 [b]	.67 [b]	.70 [b]	.74	.75
Net realized and unrealized gain (loss) on investments	(.36)	.69	.28	.49	(1.13)
Total from Investment Operations	.29	1.36	.98	1.23	(.38)
Distributions:					
Dividends from investment income–net	(.65)	(.67)	(.70)	(.74)	(.75)
Dividends from net realized gain on investments	(.02)	–	–	–	(.06)
Total Distributions	(.67)	(.67)	(.70)	(.74)	(.81)
Net asset value, end of period	15.19	15.57	14.88	14.60	14.11
Total Return (%) [c]	1.85	9.31	6.82	8.90	(2.48)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.93	.94	.93	.92	.93
Ratio of net investment income to average net assets	4.20	4.39	4.71	5.13	5.20
Portfolio Turnover Rate	29.35	22.45	33.33	14.00	13.45
Net Assets, end of period ($ x 1,000)	111,837	122,406	117,881	117,281	116,261

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

| | Year Ended April 30, | | | | |
Class B Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.59	14.90	14.62	14.14	15.33
Investment Operations:					
Investment income–net	.57[b]	.59[b]	.62[b]	.67	.67
Net realized and unrealized					
gain (loss) on investments	(.35)	.69	.28	.48	(1.13)
Total from Investment Operations	.22	1.28	.90	1.15	(.46)
Distributions:					
Dividends from investment income–net	(.57)	(.59)	(.62)	(.67)	(.67)
Dividends from net realized					
gain on investments	(.02)	–	–	–	(.06)
Total Distributions	(.59)	(.59)	(.62)	(.67)	(.73)
Net asset value, end of period	15.22	15.59	14.90	14.62	14.14
Total Return (%)[c]	1.40	8.74	6.26	8.27	(2.97)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.43	1.44	1.44	1.43	1.46
Ratio of net investment income					
to average net assets	3.69	3.85	4.18	4.62	4.64
Portfolio Turnover Rate	29.35	22.45	33.33	14.00	13.45
Net Assets, end of period ($ x 1,000)	16,493	18,089	13,714	14,417	14,671

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

Class C Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.59	14.90	14.62	14.13	15.33
Investment Operations:					
Investment income−net	.53[b]	.55[b]	.56[b]	.63	.63
Net realized and unrealized gain (loss) on investments	(.36)	.69	.31	.49	(1.14)
Total from Investment Operations	.17	1.24	.87	1.12	(.51)
Distributions:					
Dividends from investment income−net	(.53)	(.55)	(.59)	(.63)	(.63)
Dividends from net realized gain on investments	(.02)	−	−	−	(.06)
Total Distributions	(.55)	(.55)	(.59)	(.63)	(.69)
Net asset value, end of period	15.21	15.59	14.90	14.62	14.13
Total Return (%)[c]	1.09	8.48	5.99	8.03	(3.30)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.67	1.69	1.69	1.72	1.73
Ratio of net investment income to average net assets	3.43	3.61	3.85	4.32	4.38
Portfolio Turnover Rate	29.35	22.45	33.33	14.00	13.45
Net Assets, end of period ($ x 1,000)	4,922	4,189	3,211	1,139	1,073

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Minnesota Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $11,068 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $1,230,215 and unrealized appreciation $4,432,802.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003 were as follows: tax exempt income $5,752,377 and $6,013,234, ordinary income $28,808 and $0 and long-term capital gains $114,304 and $0, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $956 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $60,923, Rule 12b-1 distribution plan fees $9,834 and shareholder services plan fees $27,692.

During the period ended April 30, 2004, the Distributor retained $5,863 from commissions earned on sales of the fund's Class A shares and $22,509 and $1,491 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During

the period ended April 30, 2004, Class B and Class C shares were charged $87,177 and $33,958, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $294,983, $43,589 and $11,319, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $52,262 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $39,077,049 and $49,443,947, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $125,734,860; accordingly, accumulated net unrealized appreciation on investments was $4,432,802, consisting of $4,871,049 gross unrealized appreciation and $438,247 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Minnesota Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Minnesota Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Minnesota Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2004:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are Minnesota residents, Minnesota personal income taxes), and

—the fund hereby designates $.0127 per share as a long-term capital gain distribution of the $.0159 per share paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

———————————

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

———————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and
  adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery–Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board
Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of
charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti–Money Laundering Compliance Officer of the Distributor, and the Anti–Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By telephone
Call your financial
representative or
1-800-554-4611

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, North Carolina Series

ANNUAL REPORT April 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund
===



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, North Carolina Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, North Carolina Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 1.83% for Class A shares, 1.32% for Class B shares and 1.00% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper North Carolina Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 1.69%.[3]

After rising during the opening months of the reporting period, municipal bond prices became more volatile during the summer of 2003, when signs of stronger economic growth began to emerge. Heightened market volatility generally continued through the end of the reporting period, with bond prices rising and falling along with investors' concerns regarding potentially higher interest rates. The fund's performance was roughly in line with that of the Lipper category average, primarily due to our focus on securities that historically have held up better in volatile markets than most other types of bonds. However, the fund's returns trailed its benchmark, primarily because the benchmark contains bonds from many states, not just North Carolina, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and North Carolina state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from North Carolina state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30%

of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Early in the reporting period, municipal bonds continued to benefit from a rally that began several years earlier as the U.S. economy weakened and the Federal Reserve Board (the "Fed") reduced short-term interest rates. The most recent rate-cut occurred in late June 2003, when the Fed reduced the federal funds rate to its lowest level since 1958.

During the summer of 2003, however, new signs of economic recovery suggested that the June rate-cut might have been the Fed's last of the current cycle, and municipal bond prices fell sharply. Although bonds gradually recovered during the fall of 2003 and winter of 2003-04, the market remained volatile as many investors reacted to new releases of economic data. Finally, during late March and April 2004, stronger evidence of job growth and renewed inflation-related concerns caused municipal bond prices to fall.

While stronger economic growth contributed to heightened market volatility during the reporting period, it also helped to improve the

fiscal condition of many states and municipalities. North Carolina has reported higher tax revenues in the recovering economy and is expected to end its current fiscal year with a modest budget surplus, which we believe should help support the credit quality of its bonds.

In this environment, we gradually reduced the fund's average duration — a measure of sensitivity to changing interest rates — to a position we consider more in line with its benchmark. We also attempted to diversify the fund's holdings more evenly among bonds of various maturities, although the limited supply of North Carolina bonds has made this process a relatively slow one. When purchasing new securi-ties, we generally have focused on "single-A" or higher-rated bonds selling at premiums to their face values. Such bonds historically have held more of their value during market declines.

What is the fund's current strategy?

We have continued to maintain our strategy in an attempt to manage risks in the stronger economic environment. Although we do not expect the Fed to raise interest rates imminently, we believe that it has begun to lay the groundwork for an eventual increase. Accordingly, we have positioned the fund in an attempt to weather further volatility while investors adjust to a stronger economy and potentially greater inflationary pressures.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-North Carolina residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, North Carolina Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, North Carolina Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.
The fund invests primarily in North Carolina municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in North Carolina municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.75)%	3.34%	5.28%	
without sales charge		1.83%	4.30%	5.77%	
Class B shares					
with applicable redemption charge †		(2.60)%	3.44%	5.44%	
without redemption		1.32%	3.78%	5.44%	
Class C shares					
with applicable redemption charge ††	8/15/95	0.02%	3.52%	–	4.97%
without redemption	8/15/95	1.00%	3.52%	–	4.97%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments—103.1%	Principal Amount ($)	Value ($)
North Carolina—96.6%		
Appalachian State University, Revenue, Housing and Student Center System 5.60%, 7/15/2020 (Insured; FSA)	1,000,000	1,092,350
Cabarrus County, COP, Installment Financing Contract 5.50%, 4/1/2014	2,000,000	2,182,760
Charlotte:		
5%, 7/1/2021	1,525,000	1,573,388
5.60%, 6/1/2022	2,770,000	3,023,344
5%, 7/1/2022	2,110,000	2,165,367
Airport Revenue 5.75%, 7/1/2029 (Insured; MBIA)	1,500,000	1,588,035
Storm Water Fee Revenue:		
5.25%, 6/1/2020 (Prerefunded 6/1/2012)	1,000,000 [a]	1,060,370
6%, 6/1/2025	2,000,000	2,315,580
Water and Sewer System Revenue:		
5.50%, 6/1/2017	1,650,000	1,805,793
5.25%, 6/1/2025 (Prerefunded 6/1/2010)	3,710,000 [a]	4,147,335
Charlotte-Mecklenburg Hospital Authority, Health Care System Revenue 5%, 1/15/2033	2,000,000	1,977,300
East Carolina University, University Revenue 4%, 5/1/2009 (Insured; MBIA)	1,040,000	1,085,916
Gaston County 4%, 5/1/2008	1,480,000	1,554,710
Guilford County 4%, 10/1/2007	2,500,000	2,629,250
Lincoln County 4%, 6/1/2008 (Insured; MBIA)	1,860,000	1,952,330
Mecklenburg County:		
4%, 2/1/2009	1,345,000	1,410,259
5%, 4/1/2013	2,000,000	2,132,520
Public Improvement 4%, 2/1/2011	1,000,000	1,034,360
New Hanover County, COP, Public Improvement (New Hanover County Projects) 5.75%, 11/1/2017	1,700,000	1,964,894
New Hanover County Industrial Facilities and Pollution Control Financing Authority (Occidental Petroleum) 6.50%, 8/1/2014	1,000,000	1,016,050
North Carolina Eastern Municipal Power Agency, Power System Revenue:		
6.20%, 1/1/2012 (Insured; FGIC)	2,000,000	2,331,820
5%, 1/1/2021 (Prerefunded 1/1/2021)	1,615,000 [a]	1,692,988
6%, 1/1/2022 (Insured; ACA)	1,000,000	1,107,000
6.75%, 1/1/2026 (Insured; ACA)	3,000,000	3,267,180
North Carolina Educational Assistance Authority, Guaranteed Student Loan Revenue 6.35%, 7/1/2016	4,375,000	4,560,369

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Carolina (continued)		
North Carolina Housing Finance Agency, Single Family Revenue 6.50%, 9/1/2026	2,130,000	2,190,151
North Carolina Medical Care Commission, Revenue:		
(DePaul Community Facilities Project) 7.625%, 11/1/2029	2,115,000	2,172,803
(North Carolina Housing Foundation Inc.) 6.625%, 8/15/2030 (Insured; ACA)	3,250,000	3,547,148
(Northeast Medical Center Project):		
5.50%, 11/1/2025 (Insured; AMBAC)	1,000,000	1,031,970
5.50%, 11/1/2030 (Insured; AMBAC)	2,000,000	2,050,480
Retirement Facilities (Givens Estates Project) 6.50%, 7/1/2032	1,000,000	1,012,420
(Southeast Regional Medical Center) 6.25%, 6/1/2029	2,000,000	2,133,220
(Wilson Memorial Hospital Project) Zero Coupon, 11/1/2016 (Insured; AMBAC)	3,055,000	1,673,957
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue 5.50%, 1/1/2013	2,500,000	2,699,075
North Carolina Infrastructure Finance Corp., COP (North Carolina Correctional Facilities Project) 5%, 2/1/2011	2,000,000	2,167,040
Shelby, Combined Enterprise System Revenue 5.625%, 5/1/2014	1,000,000	1,031,180
University of North Carolina, Revenue (Chapel Hill) 5%, 12/1/2020	2,000,000	2,052,700
Wake County, Public Improvement 4.50%, 3/1/2009	1,200,000	1,285,392
U.S. Related—6.5%		
Puerto Rico Public Finance Corp. 5.375%, 8/1/2024 (Insured; MBIA)	4,000,000	4,215,280
Virgin Islands Public Finance Authority, Revenues Sub Lien Fund Loan Notes 5.875%, 10/1/2018	850,000	867,689
Total Investments (cost $78,089,981)	**103.1%**	**80,801,773**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(2,414,765)**
Net Assets	**100.0%**	**78,387,008**

Summary of Abbreviations

ACA	American Capital Access	**FGIC**	Financial Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**FSA**	Financial Security Assurance
		MBIA	Municipal Bond Investors Assurance Insurance Corporation
COP	Certificate of Participation		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	51.3
AA		Aa		AA	19.7
A		A		A	19.4
BBB		Baa		BBB	4.6
Not Rated [b]		Not Rated [b]		Not Rated [b]	5.0
					100.0

[a] Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	78,089,981	80,801,773
Interest receivable		1,291,588
Receivable for shares of Beneficial Interest subscribed		5,231
Prepaid expenses		14,688
		82,113,280
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		59,318
Cash overdraft due to Custodian		1,621,556
Payable for investment securities purchased		1,974,913
Payable for shares of Beneficial Interest redeemed		38,700
Accrued expenses		31,785
		3,726,272
Net Assets ($)		**78,387,008**
Composition of Net Assets ($):		
Paid-in capital		75,817,216
Accumulated net realized gain (loss) on investments		(142,000)
Accumulated net unrealized appreciation (depreciation) on investments		2,711,792
Net Assets ($)		**78,387,008**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	62,223,217	14,132,743	2,031,048
Shares Outstanding	4,539,724	1,031,949	148,141
Net Asset Value Per Share ($)	**13.71**	**13.70**	**13.71**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**4,098,865**
Expenses:	
Management fee–Note 3(a)	461,523
Shareholder servicing costs–Note 3(c)	262,522
Distribution fees–Note 3(b)	97,235
Professional fees	23,905
Registration fees	20,757
Custodian fees	12,432
Prospectus and shareholders' reports	11,640
Trustees' fees and expenses–Note 3(d)	2,943
Loan commitment fees–Note 2	832
Miscellaneous	11,434
Total Expenses	**905,223**
Investment Income–Net	**3,193,642**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,225,818
Net unrealized appreciation (depreciation) on investments	(2,962,638)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,736,820)**
Net Increase in Net Assets Resulting from Operations	**1,456,822**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003
Operations ($):		
Investment income–net	3,193,642	3,413,930
Net realized gain (loss) on investments	1,225,818	493,417
Net unrealized appreciation (depreciation) on investments	(2,962,638)	2,996,009
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,456,822**	**6,903,356**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,555,752)	(2,650,303)
Class B shares	(558,141)	(706,539)
Class C shares	(63,747)	(55,217)
Total Dividends	**(3,177,640)**	**(3,412,059)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	4,359,219	5,899,111
Class B shares	569,891	2,715,337
Class C shares	778,288	979,101
Dividends reinvested:		
Class A shares	1,314,139	1,308,000
Class B shares	281,235	385,981
Class C shares	16,725	19,771
Cost of shares redeemed:		
Class A shares	(8,026,234)	(5,762,850)
Class B shares	(4,884,108)	(4,979,266)
Class C shares	(593,503)	(592,431)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,184,348)**	**(27,246)**
Total Increase (Decrease) in Net Assets	**(7,905,166)**	**3,464,051**
Net Assets ($):		
Beginning of Period	86,292,174	82,828,123
End of Period	**78,387,008**	**86,292,174**

	Year Ended April 30,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	313,623	430,195
Shares issued for dividends reinvested	94,298	95,039
Shares redeemed	(574,893)	(418,838)
Net Increase (Decrease) in Shares Outstanding	**(166,972)**	**106,396**
Class B[a]		
Shares sold	40,968	198,311
Shares issued for dividends reinvested	20,202	28,085
Shares redeemed	(351,805)	(363,664)
Net Increase (Decrease) in Shares Outstanding	**(290,635)**	**(137,268)**
Class C		
Shares sold	55,251	71,246
Shares issued for dividends reinvested	1,200	1,438
Shares redeemed	(43,269)	(43,582)
Net Increase (Decrease) in Shares Outstanding	**13,182**	**29,102**

[a] *During the period ended April 30, 2004, 186,774 Class B shares representing $2,590,308 were automatically converted to 186,612 Class A shares and during the period ended April 30, 2003, 180,703 Class B shares representing $2,479,135 were automatically converted to 180,571 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.00	13.44	13.21	12.79	13.95
Investment Operations:					
Investment income—net	.55[b]	.57[b]	.61[b]	.66	.65
Net realized and unrealized gain (loss) on investments	(.29)	.56	.23	.42	(1.12)
Total from Investment Operations	.26	1.13	.84	1.08	(.47)
Distributions:					
Dividends from investment income—net	(.55)	(.57)	(.61)	(.66)	(.65)
Dividends from net realized gain on investments	–	–	–	–	(.04)
Total Distributions	(.55)	(.57)	(.61)	(.66)	(.69)
Net asset value, end of period	13.71	14.00	13.44	13.21	12.79
Total Return (%)[c]	1.83	8.56	6.46	8.57	(3.38)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.96	.96	.95	.95	.97
Ratio of net investment income to average net assets	3.92	4.15	4.54	5.01	4.97
Portfolio Turnover Rate	56.50	49.19	36.45	32.30	39.92
Net Assets, end of period ($ X 1,000)	62,223	65,899	61,807	57,033	55,883

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	13.99	13.42	13.20	12.78	13.94
Investment Operations:					
Investment income−net	.48[b]	.50[b]	.54[b]	.59	.58
Net realized and unrealized gain (loss) on investments	(.30)	.57	.22	.42	(1.12)
Total from Investment Operations	.18	1.07	.76	1.01	(.54)
Distributions:					
Dividends from investment income−net	(.47)	(.50)	(.54)	(.59)	(.58)
Dividends from net realized gain on investments	−	−	−	−	(.04)
Total Distributions	(.47)	(.50)	(.54)	(.59)	(.62)
Net asset value, end of period	13.70	13.99	13.42	13.20	12.78
Total Return (%)[c]	1.32	8.10	5.85	8.03	(3.88)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.46	1.46	1.45	1.45	1.48
Ratio of net investment income to average net assets	3.42	3.65	4.04	4.50	4.42
Portfolio Turnover Rate	56.50	49.19	36.45	32.30	39.92
Net Assets, end of period ($ X 1,000)	14,133	18,503	19,598	18,994	19,854

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.03% to 4.04%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

Class C Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.01	13.44	13.22	12.80	13.96
Investment Operations:					
Investment income−net	.44[b]	.47[b]	.51[b]	.56	.55
Net realized and unrealized gain (loss) on investments	(.30)	.57	.22	.42	(1.12)
Total from Investment Operations	.14	1.04	.73	.98	(.57)
Distributions:					
Dividends from investment income−net	(.44)	(.47)	(.51)	(.56)	(.55)
Dividends from net realized gain on investments	–	–	–	–	(.04)
Total Distributions	(.44)	(.47)	(.51)	(.56)	(.59)
Net asset value, end of period	13.71	14.01	13.44	13.22	12.80
Total Return (%)[c]	1.00	7.83	5.60	7.78	(4.10)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.70	1.70	1.68	1.68	1.72
Ratio of net investment income to average net assets	3.16	3.37	3.76	4.27	4.22
Portfolio Turnover Rate	56.50	49.19	36.45	32.30	39.92
Net Assets, end of period ($ X 1,000)	2,031	1,890	1,423	756	671

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the North Carolina Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the

state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $142,001 and unrealized appreciation $2,711,792.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, the carryover expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: tax exempt income $3,177,640 and $3,412,059, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $16,002 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $35,864, Rule 12b-1 distribution plan fees $7,152 and shareholder services plan fees $16,302.

During the period ended April 30, 2004, the Distributor retained $3,612 from commissions earned on sales of the fund's Class A shares, and $25,544 and $399 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $81,990 and $15,245, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services.

The services provided may include personal services relating to share-holder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institu-tion or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $163,706, $40,995 and $5,082 respectively, pur-suant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned sub-sidiary of the Manager, under a transfer agency agreement for provid-ing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $33,976 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $47,556,419 and $52,463,090, respectively.

At April 30, 2004, the cost of investments for federal income tax pur-poses was $78,089,981; accordingly, accumulated net unrealized appre-ciation on investments was $2,711,792, consisting of $3,111,071 gross unrealized appreciation and $399,279 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly

used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, North Carolina Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, North Carolina Series (one of the Funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, North Carolina Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended April 30, 2004 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are North Carolina residents, North Carolina personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

––––––––––––––––

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery–Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier State Municipal Bond Fund, North Carolina Series

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, Ohio Series

ANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus dis-claims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Ohio Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Ohio Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 1.25% for Class A shares, 0.74% for Class B shares and 0.48% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Ohio Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 1.63%.[3]

A strengthening U.S. economy and concerns among investors regarding eventual increases in interest rates caused heightened volatility in the municipal bond market for much of the reporting period. On average, however, municipal bond prices ended the reporting period only modestly lower than where they began. The fund produced lower returns than its benchmark and Lipper category average, primarily because of its relatively long average duration — a measure of sensitivity to changing interest rates — during the summer of 2003.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Ohio state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Ohio state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Municipal bonds continued to rally during the spring of 2003 in anticipation of lower short-term interest rates. Soon after the Federal Reserve Board (the "Fed") reduced the federal funds rate in late June to its lowest level since 1958, new signs of economic recovery emerged, sparking concerns that the most recent rate-cut might be the last of the current cycle. As a result, municipal bond prices fell sharply during the summer of 2003. Although heightened volatility continued through the first quarter of 2004, tax-exempt bonds gradually rebounded. However, in April 2004, evidence of stronger job growth and rising inflationary pressures caused municipal bond prices to decline, wiping out any gains achieved since the previous summer.

On a more positive note, a stronger U.S. economy recently has bene-fited the fiscal conditions of many states and municipalities, including Ohio. Although the state remains on negative credit watch by one of the major credit rating agencies, higher tax revenues have relieved some of Ohio's budgetary pressures.

In this environment, we gradually reduced the fund's average duration to a range that we considered to be more in line with that of its Index. This shift helped support the fund's relative performance during the second

4

half of the reporting period. However, because the fund's average duration was relatively long during the summer of 2003, it had a negative impact on the fund's total returns for the reporting period as a whole.

When purchasing new securities, we generally focused on high-coupon, premium-priced bonds that historically have held more of their value during market declines. We tended to focus on high-quality securities, including insured school district bonds[4] and debt backed by the revenues of essential-services facilities. When we deemed it appropriate, we have reduced the fund's holdings of interest-rate-sensitive securities.

What is the fund's current strategy?

As the economy continues to strengthen and higher interest rates appear more likely, we have continued our efforts to reduce the fund's average duration. However, the early redemption of some of the fund's shorter effective maturity holdings has made this process a slow one. In addition, we have attempted to manage risks more effectively by diversifying the fund's holdings more broadly among bonds of various maturities.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Ohio residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

[4] *Insurance on individual bonds extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Ohio Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.

The fund invests primarily in Ohio municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Ohio municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(3.35)%	3.30%	4.94%	
without sales charge		1.25%	4.25%	5.43%	
Class B shares					
with applicable redemption charge †		(3.15)%	3.37%	5.09%	
without redemption		0.74%	3.71%	5.09%	
Class C shares					
with applicable redemption charge ††	8/15/95	(0.49)%	3.47%	–	4.55%
without redemption	8/15/95	0.48%	3.47%	–	4.55%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments−98.4%	Principal Amount ($)	Value ($)
Ohio−95.8%		
Akron:		
6%, 12/1/2012	1,380,000	1,593,376
5.50%, 12/1/2020 (Insured; MBIA)	1,460,000	1,576,158
Improvement 5%, 12/1/2023 (Insured; MBIA)	1,000,000	1,016,360
Sewer Systems Revenue		
5.875%, 12/1/2016 (Insured; MBIA)	1,200,000	1,312,668
Cincinnati City School District, School Improvement:		
5.25%, 12/1/2017 (Insured; FSA)	5,000,000	5,392,200
5.375%, 12/1/2018 (Insured; MBIA)	6,560,000	7,046,358
5.25%, 6/1/2019 (Insured; FSA)	2,100,000	2,222,094
Cincinnati Technical College 5.25%, 10/1/2022	2,825,000	2,969,499
Cincinnati, Water System Revenue:		
5.50%, 12/1/2017	1,000,000	1,091,400
5%, 12/1/2022	5,545,000	5,644,034
5%, 12/1/2023	3,130,000	3,170,846
Clermont County, Hospital Facilities Revenue (Mercy Health Systems)		
5.625%, 9/1/2016 (Insured; AMBAC)	4,250,000	4,646,652
City of Cleveland:		
COP (Stadium Project)		
5.25%, 11/15/2022 (Insured; AMBAC)	1,210,000	1,262,369
Public Power System Revenue		
5.125%, 11/15/2018 (Insured; MBIA)	9,650,000	10,093,610
Waterworks Revenue:		
5.50%, 1/1/2021 (Insured; MBIA)	8,000,000	8,806,640
5%, 1/1/2023 (Insured; FSA)	2,500,000	2,526,875
Cleveland-Cuyahoga County Port Authority, Revenue, Special Assessment/Tax Increment:		
7%, 12/1/2018	2,345,000	2,419,899
7.35%, 12/1/2031	3,655,000	3,824,702
Cleveland Municipal School District, Various Purpose Improvement:		
5%, 12/1/2021 (Insured; FGIC)	2,975,000	3,057,437
5%, 12/1/2022 (Insured; FGIC)	1,090,000	1,113,228
Cuyahoga Community College District, General Receipts 5%, 12/1/2022 (Insured; AMBAC)	1,500,000	1,534,935

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Cuyahoga County:		
HR:		
Improvement (MetroHealth Systems Project)		
6.125%, 2/15/2024	4,845,000	5,042,143
Hospital Facilities Revenue (Canton Inc. Project)		
7.50%, 1/1/2030	6,250,000	6,883,750
Mortgage Revenue		
(West Tech Apartments Project)		
5.95%, 9/20/2042 (Guaranteed; GNMA)	5,295,000	5,490,862
Fairfield City School District,		
School Improvement Unlimited Tax:		
7.20%, 12/1/2011 (Insured; FGIC)		
(Prerefunded 2/1/2005)	1,000,000 [a]	1,116,100
7.20%, 12/1/2012 (Insured; FGIC)		
(Prerefunded 2/1/2005)	1,250,000 [a]	1,395,125
6.10%, 12/1/2015 (Insured; FGIC)		
(Prerefunded 2/1/2005)	2,000,000 [a]	2,139,420
5.375%, 12/1/2019 (Insured; FGIC)	1,860,000	1,995,780
5.375%, 12/1/2020 (Insured; FGIC)	1,400,000	1,496,488
6%, 12/1/2020 (Insured; FGIC)		
(Prerefunded 2/1/2005)	2,000,000 [a]	2,136,300
Findlay 5.875%, 7/1/2017	2,000,000	2,180,840
Forest Hills Local School District		
5.70%, 12/1/2016 (Insured; MBIA)	1,000,000	1,122,450
Franklin County:		
HR:		
(Holy Cross Health Systems Corp.)		
5.80%, 6/1/2016	2,000,000	2,083,300
Multifamily (Agler Green LP)		
5.80%, 5/20/2044 (Collateralized; GNMA)	1,200,000	1,238,052
Franklin County Convention Facilities Authority,		
Tax and Lease Revenue Anticipation		
5.25%, 12/1/2019 (Insured; AMBAC)	2,000,000	2,118,920
Gallia County Local School District		
7.375%, 12/1/2004	570,000	589,950

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Greater Cleveland Gateway Economic Development Corp., Stadium Revenue 7.50%, 9/1/2005	2,415,000	2,421,641
Greater Cleveland Regional Transit Authority 5.65%, 12/1/2016 (Insured; FGIC) (Prerefunded 12/1/2006)	5,445,000 [a]	5,997,286
Hamilton County:		
Sales Tax Revenue Zero Coupon, 12/1/2027 (Insured; AMBAC)	17,940,000	5,010,104
Sewer System Revenue:		
5.25%, 12/1/2019 (Insured; MBIA)	1,000,000	1,059,310
5.25%, 12/1/2020 (Insured; MBIA)	1,000,000	1,054,680
Hamilton County Convention Facilities Authority, Revenue 5%, 12/1/2028 (Insured; FGIC)	2,145,000	2,150,985
Hamilton County, Hospital Facilities Improvement Revenue (Deaconess Hospital) 7%, 1/1/2012	2,570,000	2,618,496
Highland Local School District, School Improvement:		
5.75%, 12/1/2018 (Insured; FSA)	1,675,000	1,865,230
5.75%, 12/1/2020 (Insured; FSA)	2,020,000	2,235,473
Hilliard School District, School Improvement:		
Zero Coupon, 12/1/2013 (Insured; FGIC)	1,655,000	1,095,064
Zero Coupon, 12/1/2014 (Insured; FGIC)	1,655,000	1,034,954
Lakota Local School District 6.125%, 12/1/2017 (Insured; AMBAC) (Prerefunded 12/1/2005)	1,075,000 [a]	1,150,358
Lebanon City School District 5.50%, 12/1/2021 (Insured; FSA)	4,050,000	4,349,417
Lowellville, Sanitary Sewer Systems Revenue (Browning-Ferris Industries Inc.) 7.25%, 6/1/2006	400,000	400,972
County of Mahoning, HR (Forum Health Obligated Group) 6%, 11/15/2032	1,500,000	1,562,520
Miami University, General Receipts Revenue 5.50%, 12/1/2013 (Insured; AMBAC)	2,000,000	2,243,800
Milford Exempt Village School District, School Improvement 6%, 12/1/2020 (Insured; FSA)	1,910,000	2,163,228
Marysville Exempt Village School District 5.35%, 12/1/2025 (Insured; FSA)	2,010,000	2,075,647
Massillon City School District, Improvement:		
5.25%, 12/1/2019 (Insured; MBIA)	1,300,000	1,377,298
5%, 12/1/2025 (Insured; MBIA)	1,150,000	1,159,936

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Mason, Sewage System Revenue 5%, 12/1/2028 (Insured; MBIA)	2,500,000	2,508,925
City of Monroe, Improvement 5.25%, 12/1/2018 (Insured; FSA)	1,035,000	1,111,963
New Albany Community Authority, Community Facilities Revenue 5.20%, 10/1/2024 (Insured; AMBAC)	2,000,000	2,056,360
North Royalton City School District 6.10%, 12/1/2019 (Insured; MBIA)	2,500,000	2,877,275
State of Ohio: 8.78%, 3/15/2020 (Insured; FSA)	7,760,000 b,c	8,281,705
PCR (Standard Oil Co. Project) 6.75%, 12/1/2015 (Guaranteed; British Petroleum Co. p.l.c.)	2,700,000	3,275,100
Ohio Air Quality Development Authority, Revenue (Buckeye Power Inc. Project) 5%, 6/1/2014 (Insured; AMBAC)	5,000,000	5,387,800
Ohio Building Authority, State Facilities (Juvenile Correctional Projects) 6.60%, 10/1/2014 (Insured; AMBAC) (Prefunded 10/1/2004)	1,660,000 a	1,730,550
Ohio Housing Finance Agency, Residential Mortgage Revenue: 6.05%, 9/1/2017 (Guaranteed; GNMA)	1,670,000	1,757,157
6.35%, 9/1/2031 (Guaranteed; GNMA)	200,000	202,582
Ohio Higher Educational Facility Commission, Revenue (Xavier University Project) 5%, 5/1/2023 (Insured; FGIC)	2,250,000	2,288,340
Ohio State University, General Receipts 5.25%, 6/1/2023	2,625,000	2,723,779
Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements 5.50%, 2/15/2026	7,700,000	8,007,307
Ohio Water Development Authority, Fresh Water Revenue 5.90%, 12/1/2015 (Insured; AMBAC) (Prefunded 6/1/2005)	4,650,000 a	4,968,153
Pickerington Local School District, School Facilities Construction and Improvement 5.25%, 12/1/2020 (Insured; FGIC)	6,000,000	6,328,080
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project): 6.30%, 2/15/2024	2,250,000	2,189,048
6.40%, 2/15/2034	2,500,000	2,420,650

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Princeton City School District		
5.25%, 12/1/2017 (Insured; MBIA)	2,395,000	2,582,864
Southwest Regional Water District, Water Revenue:		
6%, 12/1/2015 (Insured; MBIA)	1,600,000	1,724,640
6%, 12/1/2020 (Insured; MBIA)	1,250,000	1,347,375
Strongsville, Library Improvement:		
5%, 12/1/2015 (Insured; FGIC)	1,180,000	1,242,304
5.50%, 12/1/2020 (Insured; FGIC)	1,700,000	1,835,252
Summit County 6.50%, 12/1/2016		
(Insured; FGIC) (Prefunded 12/1/2010)	2,000,000 [a]	2,384,400
Summit County Port Authority, Revenue		
(Civic Theatre Project)		
5.50%, 12/1/2026 (Insured; AMBAC)	1,000,000	1,052,790
Toledo 5.625%, 12/1/2011 (Insured; AMBAC)	1,000,000	1,110,300
University of Cincinnati:		
General Receipts 5%, 6/1/2021 (Insured; MBIA)	3,040,000	3,099,614
University and College Revenue:		
5.75%, 6/1/2018	2,165,000	2,385,570
5.75%, 6/1/2019	1,500,000	1,647,990
Warren, Waterworks Revenue		
5.50%, 11/1/2015 (Insured; FGIC)	1,450,000	1,611,747
Youngstown:		
5.375%, 12/1/2025 (Insured; AMBAC)	2,195,000	2,279,024
6%, 12/1/2031 (Insured; AMBAC)	2,370,000	2,615,484
U.S. Related−2.6%		
Virgin Islands Public Finance Authority, Revenue:		
6.375%, 10/1/2019	3,000,000	3,341,010
6%, 10/1/2022	3,000,000	3,027,600
Total Investments		
(cost $234,197,043)	**98.4%**	**243,779,957**
Cash and Receivables (Net)	**1.6%**	**3,885,416**
Net Assets	**100.0%**	**247,665,373**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GNMA**	Government National Mortgage Association
COP	Certificate of Participation	**HR**	Hospital Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	72.7
AA		Aa		AA	13.2
A		A		A	3.8
BBB		Baa		BBB	4.4
BB		Ba		BB	.2
Not Rated[d]		Not Rated[d]		Not Rated[d]	5.7
					100.0

[a] Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Inverse floater security—the interest rate is subject to change periodically.

[c] Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, this security amounted to $8,281,705 or 3.3% of net assets.

[d] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	234,197,043	243,779,957
Interest receivable		4,516,716
Receivable for shares of Beneficial Interest subscribed		51,475
Prepaid expenses		15,634
		248,363,782
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		187,213
Cash overdraft due to custodian		373,154
Payable for shares of Beneficial Interest redeemed		92,114
Accrued expenses		45,928
		698,409
Net Assets ($)		**247,665,373**
Composition of Net Assets ($):		
Paid-in capital		240,947,897
Accumulated net realized gain (loss) on investments		(2,865,438)
Accumulated net unrealized appreciation (depreciation) on investments		9,582,914
Net Assets ($)		**247,665,373**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	198,835,829	37,778,509	11,051,035
Shares Outstanding	15,936,959	3,027,111	884,192
Net Asset Value Per Share ($)	**12.48**	**12.48**	**12.50**

See notes to financial statements.

14

STATEMENT OF OPERATIONS
Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**12,999,596**
Expenses:	
Management fee–Note 3(a)	1,430,330
Shareholder servicing costs–Note 3(c)	789,337
Distribution fees–Note 3(b)	292,146
Custodian fees	29,667
Professional fees	28,474
Prospectus and shareholders' reports	22,686
Registration fees	20,134
Trustees' fees and expenses–Note 3(d)	7,023
Loan commitment fees–Note 2	2,570
Miscellaneous	23,730
Total Expenses	**2,646,097**
Investment Income–Net	**10,353,499**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(147,443)
Net unrealized appreciation (depreciation) on investments	(7,243,981)
Net Realized and Unrealized Gain (Loss) on Investments	**(7,391,424)**
Net Increase in Net Assets Resulting from Operations	**2,962,075**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003
Operations ($):		
Investment income−net	10,353,499	11,182,687
Net realized gain (loss) on investments	(147,443)	(1,901,793)
Net unrealized appreciation (depreciation) on investments	(7,243,981)	9,338,996
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,962,075**	**18,619,890**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(8,438,624)	(9,079,520)
Class B shares	(1,508,132)	(1,674,788)
Class C shares	(357,162)	(367,597)
Total Dividends	**(10,303,918)**	**(11,121,905)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	14,386,456	17,550,910
Class B shares	2,876,566	8,259,465
Class C shares	2,135,953	3,046,693
Dividends reinvested:		
Class A shares	5,438,654	5,827,138
Class B shares	914,983	1,033,068
Class C shares	234,762	213,162
Cost of shares redeemed:		
Class A shares	(27,604,003)	(26,870,145)
Class B shares	(10,493,966)	(5,794,129)
Class C shares	(1,174,239)	(2,783,025)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(13,284,834)**	**483,137**
Total Increase (Decrease) in Net Assets	**(20,626,677)**	**7,981,122**
Net Assets ($):		
Beginning of Period	268,292,050	260,310,928
End of Period	**247,665,373**	**268,292,050**

See notes to financial statements.

	Year Ended April 30,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	1,132,255	1,386,653
Shares issued for dividends reinvested	427,186	459,645
Shares redeemed	(2,172,498)	(2,126,184)
Net Increase (Decrease) in Shares Outstanding	**(613,057)**	**(279,886)**
Class B[a]		
Shares sold	225,058	653,583
Shares issued for dividends reinvested	71,856	81,461
Shares redeemed	(824,757)	(457,221)
Net Increase (Decrease) in Shares Outstanding	**(527,843)**	**277,823**
Class C		
Shares sold	167,651	240,372
Shares issued for dividends reinvested	18,410	16,783
Shares redeemed	(92,310)	(219,561)
Net Increase (Decrease) in Shares Outstanding	**93,751**	**37,594**

[a] *During the period ended April 30, 2004, 405,264 Class B shares representing $5,146,986 were automatically converted to 405,341 Class A shares and during the period ended April 30, 2003, 258,976 Class B shares representing $3,289,137 were automatically converted to 259,109 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2004	2003	2002ᵃ	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.84	12.48	12.29	11.88	12.80
Investment Operations:					
Investment income—net	.52ᵇ	.55ᵇ	.58ᵇ	.61	.63
Net realized and unrealized gain (loss) on investments	(.36)	.36	.19	.41	(.90)
Total from Investment Operations	.16	.91	.77	1.02	(.27)
Distributions:					
Dividends from investment income—net	(.52)	(.55)	(.58)	(.61)	(.63)
Dividends from net realized gain on investments	–	–	–	–	(.02)
Total Distributions	(.52)	(.55)	(.58)	(.61)	(.65)
Net asset value, end of period	12.48	12.84	12.48	12.29	11.88
Total Return (%)ᶜ	1.25	7.39	6.35	8.75	(2.08)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.90	.92	.92	.91	.91
Ratio of net investment income to average net assets	4.09	4.33	4.64	5.02	5.20
Portfolio Turnover Rate	18.49	48.42	32.20	27.53	26.70
Net Assets, end of period ($ X 1,000)	198,836	212,474	210,000	197,970	201,974

ᵃ As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.63% to 4.64%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.
ᵇ Based on average shares outstanding at each month end.
ᶜ Exclusive of sales charge.
See notes to financial statements.

	Year Ended April 30,				
Class B Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.84	12.48	12.29	11.88	12.81
Investment Operations:					
Investment income—net	.46[b]	.48[b]	.51[b]	.55	.57
Net realized and unrealized gain (loss) on investments	(.36)	.36	.20	.41	(.91)
Total from Investment Operations	.10	.84	.71	.96	(.34)
Distributions:					
Dividends from investment income—net	(.46)	(.48)	(.52)	(.55)	(.57)
Dividends from net realized gain on investments	–	–	–	–	(.02)
Total Distributions	(.46)	(.48)	(.52)	(.55)	(.59)
Net asset value, end of period	12.48	12.84	12.48	12.29	11.88
Total Return (%)[c]	.74	6.86	5.82	8.21	(2.66)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.41	1.42	1.42	1.41	1.42
Ratio of net investment income to average net assets	3.59	3.82	4.13	4.51	4.68
Portfolio Turnover Rate	18.49	48.42	32.20	27.53	26.70
Net Assets, end of period ($ X 1,000)	37,779	45,655	40,904	38,763	39,445

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.12% to 4.13%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class C Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.86	12.50	12.30	11.89	12.82
Investment Operations:					
Investment income–net	.42[b]	.45[b]	.48[b]	.52	.54
Net realized and unrealized gain (loss) on investments	(.36)	.36	.21	.41	(.91)
Total from Investment Operations	.06	.81	.69	.93	(.37)
Distributions:					
Dividends from investment income–net	(.42)	(.45)	(.49)	(.52)	(.54)
Dividends from net realized gain on investments	–	–	–	–	(.02)
Total Distributions	(.42)	(.45)	(.49)	(.52)	(.56)
Net asset value, end of period	12.50	12.86	12.50	12.30	11.89
Total Return (%)[c]	.48	6.60	5.65	7.92	(2.90)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.66	1.66	1.65	1.65	1.67
Ratio of net investment income to average net assets	3.32	3.58	3.86	4.21	4.41
Portfolio Turnover Rate	18.49	48.42	32.20	27.53	26.70
Net Assets, end of period ($ X 1,000)	11,051	10,163	9,407	5,163	3,095

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.85% to 3.86%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Ohio Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $7,335 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $2,865,438 and unrealized appreciation $9,582,914.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $762,018 of the carryover expires in fiscal 2009 and $2,103,420 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: tax exempt income $10,303,918 and $11,121,905, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income–net by $49,581 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $113,230, Rule 12b-1 distribution plan fees $22,515 and shareholder services plan fees $51,468.

During the period ended April 30, 2004, the Distributor retained $13,040 from commissions earned on sales of the fund's Class A shares, and $83,767 and $1,274 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the

Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $211,065 and $81,081, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $517,590, $105,533 and $27,027, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $96,216 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $46,179,000 and $50,313,336, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $234,197,043; accordingly, accumulated net unrealized appreciation on investments was $9,582,914, consisting of $10,341,256 gross unrealized appreciation and $758,342 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Ohio Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Ohio Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Ohio Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended April 30, 2004 as "exempt–interest dividends" (not subject to regular federal and, for individuals who are Ohio residents, Ohio personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

——————————

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm
  (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation
  (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

——————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and
  adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery-Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board
Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of
charge by calling this toll free number: 1-800-554-4611.*

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President–Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
State Municipal Bond Fund,
Ohio Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By telephone
Call your financial
representative or
1-800-554-4611

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

ANNUAL REPORT April 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series perform relative to its benchmark?

For the 12–month period ended April 30, 2004, the fund achieved total returns of 1.78% for Class A shares, 1.32% for Class B shares and 1.03% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Pennsylvania Municipal Debt Funds category, and the average total return for all funds reported in this category was 2.05% for the reporting period.[3]

Despite heightened market volatility, municipal bond prices generally ended the reporting period only slightly lower than where they began. The fund produced lower returns than the Lipper category average, primarily due to its relatively long average duration early in the report–ing period. The fund's returns were lower than the benchmark, primarily because the benchmark contains bonds from many states, not just Pennsylvania and does not reflect fund fees and other expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Pennsylvania state and local income taxes without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Pennsylvania income tax. The fund invests at least 70% of its assets in investment–grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar–weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although tax-exempt bonds generally rallied in advance of the Federal Reserve Board's (the "Fed") June 2003 interest-rate reduction, which drove the federal funds rate to 1%, the municipal bond market suffered a sharp decline in the summer of 2003 amid signs that the U.S. economy was growing more robustly. Over the remainder of 2003 and the first quarter of 2004, bond prices recovered gradually as it became clearer that the U.S. labor market remained weak. In April 2004, however, signs of a stronger job market and rising inflationary pressures created concern among investors that the Fed might raise rates sometime this year, and falling bond prices erased the gains achieved since the previous summer.

On a more positive note, the strengthening economy began to produce better fiscal conditions for many states that previously had seen tax revenues fall short of budgeted projections. Because of its stable population and mature economic base, Pennsylvania has fared better than many other states. As a result, there was little need for the state to issue additional debt, and the supply of newly-issued municipal bonds remained relatively low.

In this challenging environment, we attempted to reduce the fund's average duration toward a range that is in line with that of its benchmark. However, the sparse supply of Pennsylvania bonds meeting our credit criteria has made this process a slow one, and the fund's average

4

duration was relatively long during the market's decline in July 2003. We offset some of the adverse effects of this position with fortunate timing of some purchases, acquiring bonds at what we regarded as attractive prices in the wake of periodic market declines.

When making new purchases, we generally favored high-coupon, premium-priced bonds that historically have tended to perform well during market declines. We focused on bonds with maturities in the 15- to 20-year range, which helped us capture higher yields without incurring the risks of longer-dated securities. We also continued to upgrade the fund's overall credit quality by reducing its holdings of lower-rated investment-grade securities.

What is the fund's current strategy?

As of the end of the reporting period, we continued to maintain the fund's generally defensive positioning — including attempts to reduce the fund's average duration, a focus on premium-priced bonds and an emphasis on credit quality — in the expectation that the Fed's next move, the timing of which remains uncertain, is likely to be an increase in short-term interest rates.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.

The fund invests primarily in Pennsylvania municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Pennsylvania municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.80)%	3.14%	5.23%	
without sales charge		1.78%	4.09%	5.71%	
Class B shares					
with applicable redemption charge †		(2.60)%	3.23%	5.38%	
without redemption		1.32%	3.56%	5.38%	
Class C shares					
with applicable redemption charge ††	8/15/95	0.05%	3.32%	–	4.74%
without redemption	8/15/95	1.03%	3.32%	–	4.74%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments–94.9%	Principal Amount ($)	Value ($)
Allegheny County 5.25%, 11/1/2021 (Insured; FGIC)	1,795,000	1,881,250
Allegheny County Hospital Development Authority, Revenue:		
Health System (Catholic Health East Issue) 5.375%, 11/15/2022	2,500,000	2,530,650
(Hospital-South Hills Health) 5.125%, 5/1/2029	2,200,000	1,857,724
Allegheny County Residential Finance Authority, Health Care Facilities Revenue (GNMA Collateralized-Lemington Home for the Aged Project) 5.75%, 5/20/2037	1,000,000	1,029,190
Allegheny County Sanitary Authority, Sewer Revenue 5%, 12/1/2019 (Insured; MBIA)	2,000,000	2,074,720
Beaver Falls Municipal Authority, Water and Hydroelectric Revenue 5%, 6/1/2012 (Insured; AMBAC)	1,820,000	1,969,313
Berks County Municipal Authority, Revenue (Phoebe-Devitt Homes Project) 5.50%, 5/15/2015	780,000	718,614
Bethlehem Area Vocational Technical School Authority, LR 5%, 9/1/2019 (Insured; MBIA)	895,000	920,973
Bradford County Industrial Development Authority, SWDR (International Paper Co. Projects) 6.60%, 3/1/2019	4,250,000	4,427,480
Bucks County Water and Sewer Authority, Revenue: 5.375%, 6/1/2018 (Insured; AMBAC)	1,255,000	1,344,594
Collection Sewer Systems: 5.375%, 6/1/2017 (Insured; AMBAC)	1,340,000	1,441,599
5%, 6/1/2019 (Insured; AMBAC)	1,480,000	1,528,973
Butler County, GO 5.25%, 7/15/2019 (Insured; FGIC) (Prerefunded 7/15/2013)	1,810,000 [a]	2,004,050
Butler County Industrial Development Authority: Health Care Facilities Revenue (Saint John Care Center) 5.80%, 4/20/2029	6,350,000	6,582,981
MFHR (Greenview Gardens Apartments): 6%, 7/1/2023	475,000	454,641
6.25%, 7/1/2033	880,000	835,903
Charleroi Area School Authority, School Revenue Zero Coupon, 10/1/2020 (Insured; FGIC)	2,000,000	879,020
Council Rock School District 5%, 11/15/2020 (Insured; MBIA)	1,400,000	1,438,906
Cumberland County Municipal Authority, College Revenue (Messiah College) 5.125%, 10/1/2015 (Insured; AMBAC)	1,000,000	1,054,960

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office) 6%, 1/1/2025	3,000,000	2,635,920
Dover Area School District, GO 5.375%, 4/1/2018 (Insured; FGIC)	2,195,000	2,377,492
Harbor Creek School District, GO:		
5%, 8/1/2015 (Insured; FGIC)	1,185,000	1,249,108
5%, 8/1/2016 (Insured; FGIC)	2,375,000	2,489,047
Harrisburg Authority, Office and Parking Revenue 6%, 5/1/2019 (Prerefunded 5/1/2008)	2,000,000 [a]	2,253,600
Harrisburg Redevelopment Authority, Revenue:		
Zero Coupon, 5/1/2018 (Insured; FSA)	2,750,000	1,345,630
Zero Coupon, 11/1/2018 (Insured; FSA)	2,750,000	1,311,722
Zero Coupon, 11/1/2019 (Insured; FSA)	2,750,000	1,231,477
Zero Coupon, 5/1/2020 (Insured; FSA)	2,750,000	1,183,243
Zero Coupon, 11/1/2020 (Insured; FSA)	2,500,000	1,047,700
Health Care Facilities Authority of Sayre, Revenue (Guthrie Health Issue):		
5.85%, 12/1/2020	3,000,000	3,155,370
5.75%, 12/1/2021	4,750,000	4,943,848
Kennett Consolidated School District, GO:		
5.25%, 2/15/2017 (Insured; FGIC)	1,440,000	1,546,272
5.25%, 2/15/2018 (Insured; FGIC)	1,895,000	2,027,669
5.25%, 2/15/2020 (Insured; FGIC)	1,000,000	1,059,480
Lower Macungie Township 5.65%, 5/1/2020 (Prerefunded 5/1/2005)	900,000 [a]	938,835
McKeesport Area School District, GO Zero Coupon, 10/1/2021 (Insured; AMBAC)	3,455,000	1,422,458
Monroe County Hospital Authority, HR (Pocono Medical Center) 5.50%, 1/1/2022	1,455,000	1,501,225
Monroeville Municipal Authority, Sanitary Sewer Revenue 5.25%, 12/1/2016 (Insured; MBIA)	1,095,000	1,171,584
Montgomery County Higher Educational and Health Authority, Revenue First Mortgage (Montgomery Income Project) 10.50%, 9/1/2020	2,670,000	2,687,996
Mount Lebanon School District, GO:		
5%, 2/15/2018 (Insured; MBIA)	1,735,000	1,810,750
5%, 2/15/2019 (Insured; MBIA)	2,870,000	2,980,438
North Allegheny School District:		
5%, 11/1/2013 (Insured; FGIC)	2,475,000	2,674,559
5%, 11/1/2014 (Insured; FGIC)	1,085,000	1,166,082
5.05%, 11/1/2021 (Insured; FGIC)	1,455,000	1,498,199

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Northampton County General Purpose Authority, County Agreement Revenue 5.125%, 10/1/2020 (Insured; FSA)	2,225,000	2,314,690
Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project) 5%, 7/1/2017	1,890,000	1,917,103
Pennridge School District 5%, 2/15/2021 (Insured; MBIA)	1,000,000	1,028,950
Pennsylvania Economic Development Financing Authority, Wastewater Treatment Revenue (Sun Co. Inc. −R and M Project) 7.60%, 12/1/2024	4,240,000	4,447,633
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project):		
5.45%, 12/1/2019 (Insured; FGIC)	2,615,000	2,820,931
Zero Coupon, 12/1/2022 (Insured; FGIC)	1,200,000	457,848
Zero Coupon, 12/1/2023 (Insured; FGIC)	3,790,000	1,349,581
Zero Coupon, 12/1/2024 (Insured; FGIC)	3,790,000	1,262,942
Zero Coupon, 12/1/2025 (Insured; FGIC)	3,790,000	1,184,792
Pennsylvania Higher Educational Facilities Authority, Revenue: (State Higher Education System):		
5%, 6/15/2019 (Insured; AMBAC)	560,000	577,567
5%, 6/15/2020 (Insured; AMBAC)	1,915,000	1,965,671
(UPMC Health System) 6%, 1/15/2022	5,000,000	5,301,400
Pennsylvania Housing Finance Agency:		
5%, 4/1/2016	2,000,000	2,061,780
Single Family Mortgage 5.10%, 10/1/2020	5,000,000	5,120,800
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program):		
5.25%, 6/15/2015 (Insured; FGIC)	1,000,000	1,069,590
5.50%, 6/15/2016 (Insured; FGIC)	2,750,000	2,918,218
5%, 6/15/2018 (Insured; FGIC)	5,580,000	5,773,738
Pennsylvania Public School Building Authority, Revenue (Marple Newtown School District Project) 5%, 3/1/2019 (Insured; MBIA)	3,680,000	3,798,312
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue: 5.25%, 12/1/2018 (Insured; AMBAC)		
(Escrowed to Maturity)	3,780,000	4,058,132
5.25%, 12/1/2018 (Insured; AMBAC)	2,740,000	2,909,003
5%, 12/1/2023 (Insured; AMBAC)	425,000 [b]	430,810
Philadelphia Authority for Industrial Development, LR 5.50%, 10/1/2015 (Insured; FSA)	2,870,000	3,125,746

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health System) 5%, 5/15/2011	2,000,000	2,074,880
Philadelphia Housing Authority, Capital Fund Program Revenue 5%, 12/1/2021 (Insured; FSA)	1,685,000	1,721,632
Philadelphia Redevelopment Authority, Revenue (Neighborhood Transformation) 5.50%, 4/15/2018 (Insured; FGIC)	3,600,000	3,905,136
Philadelphia Water and Wastewater, Revenue 5.60%, 8/1/2018 (Insured; MBIA)	5,605,000	5,939,562
Pittsburgh 5.50%, 9/1/2013 (Insured; AMBAC)	2,580,000	2,758,794
Pocono Mountain School District 5%, 2/15/2018 (Insured; FGIC)	3,500,000	3,652,810
Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group) 5%, 11/1/2014	1,495,000	1,539,880
Scranton School District (Notes):		
5%, 4/1/2018 (Insured; MBIA)	1,390,000	1,438,150
5%, 4/1/2019 (Insured; MBIA)	2,710,000	2,793,766
South Side Area School District, GO 5.25%, 6/1/2015 (Insured; FGIC)	2,080,000	2,224,706
Southeastern Pennsylvania Transportation Authority, Special Revenue 5.375%, 3/1/2017 (Insured; FGIC)	3,000,000	3,218,970
Southern Lehigh School District, GO 4.75%, 9/1/2020 (Insured; FGIC)	1,040,000	1,045,980
Spring-Ford Area School District 5%, 4/1/2021 (Insured; FSA)	1,015,000	1,041,989
State Public School Building Authority, School LR (Daniel Boone Area School District Project):		
5%, 4/1/2018 (Insured; MBIA)	1,040,000	1,084,418
5%, 4/1/2019 (Insured; MBIA)	1,070,000	1,110,104
5%, 4/1/2020 (Insured; MBIA)	1,100,000	1,135,508
School Revenue (Tuscarora School District Project) 5%, 4/1/2023 (Insured; FSA)	750,000	763,200
University Area Joint Authority, Sewer Revenue:		
5%, 11/1/2017 (Insured; MBIA)	1,660,000	1,728,442
5%, 11/1/2018 (Insured; MBIA)	2,010,000	2,083,747
Upper Merion Area School District, GO:		
5.25%, 2/15/2018	1,785,000	1,909,968
5.25%, 2/15/2021	1,000,000	1,055,750

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Washington County Industrial Development Authority PCR (West Pennsylvania Power Co. Mitchell) 6.05%, 4/1/2014 (Insured; AMBAC)	3,000,000	3,179,310
Wilmington Area School District 5.50%, 9/1/2017 (Insured; FSA) (Prerefunded 3/1/2005)	3,550,000 a	3,674,996
Total Long-Term Municipal Investments (cost $184,357,503)		**189,662,180**
Short-Term Municipal Investments—4.1%		
Allegheny County Industrial Development Authority, Health and Housing Facilities Revenue, VRDN (Longwood) 1.13% (Insured; AGIC)	1,275,000 c	1,275,000
Geisinger Authority, Health System Revenue, VRDN (Geisinger Health System) 1.09%	2,300,000 c	2,300,000
Philadelphia Authority for Industrial Development, Revenues, VRDN (Fox Chase Cancer Center Project) 1.10% (LOC; Morgan Guaranty Trust)	2,000,000 c	2,000,000
Schuylkill County Industrial Development Authority, RRR, VRDN (Northeastern Power Co.) 1.10% (LOC; Dexia Credit Locale)	2,600,000 c	2,600,000
Total Short-Term Municipal Investments (cost $8,175,000)		**8,175,000**
Total Investments (cost $192,532,503)	**99.0%**	**197,837,180**
Cash and Receivables (Net)	**1.0%**	**1,974,384**
Net Assets	**100.0%**	**199,811,564**

Summary of Abbreviations

AGIC	Asset Guaranty Insurance Company	**LOC**	Letter of Credit
AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
		MBIA	Municipal Bond Investors Assurance
FGIC	Financial Guaranty Insurance Company		Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GNMA	Government National Mortgage Association	**PCR**	Pollution Control Revenue
		RRR	Resources Recovery Revenue
GO	General Obligation	**SWDR**	Solid Waste Disposal Revenue
HR	Hospital Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	69.5
AA		Aa		AA	9.2
A		A		A	8.0
BBB		Baa		BBB	6.1
F1		MIG1/P1		SP1/A1	4.1
Not Rated [d]		Not Rated [d]		Not Rated [d]	3.1
					100.0

[a]   *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b]   *Purchased on a delayed delivery basis.*

[c]   *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	192,532,503	197,837,180
Cash		203,241
Interest receivable		2,591,522
Receivable for shares of Beneficial Interest subscribed		24,216
Prepaid expenses		18,913
		200,675,072
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		149,691
Payable for investment securities purchased		436,522
Payable for shares of Beneficial Interest redeemed		243,056
Accrued expenses		34,239
		863,508
Net Assets ($)		**199,811,564**
Composition of Net Assets ($):		
Paid-in capital		199,496,367
Accumulated net realized gain (loss) on investments		(4,989,480)
Accumulated net unrealized appreciation (depreciation) on investments		5,304,677
Net Assets ($)		**199,811,564**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	161,796,016	35,356,093	2,659,455
Shares Outstanding	10,250,855	2,242,124	168,406
Net Asset Value Per Share ($)	**15.78**	**15.77**	**15.79**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**10,657,711**
Expenses:	
Management fee–Note 3(a)	1,205,714
Shareholder servicing costs–Note 3(c)	730,296
Distribution fees–Note 3(b)	220,691
Custodian fees	27,545
Professional fees	25,910
Registration fees	19,247
Prospectus and shareholders' reports	17,286
Trustees' fees and expenses–Note 3(d)	5,559
Loan commitment fees–Note 2	2,221
Miscellaneous	29,725
Total Expenses	**2,284,194**
Investment Income–Net	**8,373,517**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(2,975,028)
Net unrealized appreciation (depreciation) on investments	(1,662,831)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,637,859)**
Net Increase in Net Assets Resulting from Operations	**3,735,658**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003
Operations ($):		
Investment income–net	8,373,517	9,559,692
Net realized gain (loss) on investments	(2,975,028)	(2,048,115)
Net unrealized appreciation (depreciation) on investments	(1,662,831)	12,183,876
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,735,658**	**19,695,453**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(6,900,638)	(7,886,502)
Class B shares	(1,341,564)	(1,522,820)
Class C shares	(97,354)	(115,747)
Net realized gain on investments:		
Class A shares	(90,009)	(345,156)
Class B shares	(20,849)	(77,682)
Class C shares	(1,714)	(5,504)
Total Dividends	**(8,452,128)**	**(9,953,411)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	8,492,634	11,796,906
Class B shares	1,988,366	5,267,032
Class C shares	529,335	762,586
Dividends reinvested:		
Class A shares	3,994,160	4,460,049
Class B shares	822,800	986,978
Class C shares	61,721	80,562
Cost of shares redeemed:		
Class A shares	(37,848,235)	(23,310,422)
Class B shares	(8,716,371)	(6,680,150)
Class C shares	(911,601)	(1,507,011)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(31,587,191)**	**(8,143,470)**
Total Increase (Decrease) in Net Assets	**(36,303,661)**	**1,598,572**
Net Assets ($):		
Beginning of Period	236,115,225	234,516,653
End of Period	**199,811,564**	**236,115,225**

| | Year Ended April 30, | |
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	528,351	744,687
Shares issued for dividends reinvested	249,099	280,904
Shares redeemed	(2,369,866)	(1,472,023)
Net Increase (Decrease) in Shares Outstanding	**(1,592,416)**	**(446,432)**
Class B[a]		
Shares sold	123,677	333,306
Shares issued for dividends reinvested	51,367	62,228
Shares redeemed	(544,283)	(421,753)
Net Increase (Decrease) in Shares Outstanding	**(369,239)**	**(26,219)**
Class C		
Shares sold	32,804	47,933
Shares issued for dividends reinvested	3,850	5,077
Shares redeemed	(56,416)	(95,329)
Net Increase (Decrease) in Shares Outstanding	**(19,762)**	**(42,319)**

a   *During the period ended April 30, 2004, 195,078 Class B shares representing $3,131,119 were automatically converted to 194,902 Class A shares and during the period ended April 30, 2003, 118,306 Class B shares representing $1,884,143 were automatically converted to 118,199 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2004	2003	2002 a	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.13	15.47	15.40	14.94	16.56
Investment Operations:					
Investment income—net	.63 b	.66 b	.72 b	.77	.79
Net realized and unrealized gain (loss) on investments	(.34)	.69	.07	.46	(1.33)
Total from Investment Operations	.29	1.35	.79	1.23	(.54)
Distributions:					
Dividends from investment income—net	(.63)	(.66)	(.71)	(.77)	(.79)
Dividends from net realized gain on investments	(.01)	(.03)	(.01)	(.00) c	(.29)
Total Distributions	(.64)	(.69)	(.72)	(.77)	(1.08)
Net asset value, end of period	15.78	16.13	15.47	15.40	14.94
Total Return (%) d	1.78	8.86	5.18	8.37	(3.24)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.94	.94	.93	.92	.94
Ratio of net investment income to average net assets	3.92	4.16	4.60	5.02	5.12
Portfolio Turnover Rate	6.39	33.76	36.46	23.01	34.29
Net Assets, end of period ($ x 1,000)	161,796	191,003	190,173	188,473	180,760

a   As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.57% to 4.60%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

b   Based on average shares outstanding at each month end.

c   Amount represents less than $.01 per share.

d   Exclusive of sales charge.

See notes to financial statements.

	Year Ended April 30,				
Class B Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.11	15.46	15.38	14.93	16.55
Investment Operations:					
Investment income—net	.55[b]	.58[b]	.64[b]	.69	.71
Net realized and unrealized					
gain (loss) on investments	(.34)	.68	.08	.45	(1.33)
Total from Investment Operations	.21	1.26	.72	1.14	(.62)
Distributions:					
Dividends from investment income—net	(.54)	(.58)	(.63)	(.69)	(.71)
Dividends from net realized					
gain on investments	(.01)	(.03)	(.01)	(.00)[c]	(.29)
Total Distributions	(.55)	(.61)	(.64)	(.69)	(1.00)
Net asset value, end of period	15.77	16.11	15.46	15.38	14.93
Total Return (%)[d]	1.32	8.25	4.72	7.75	(3.75)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.45	1.45	1.43	1.43	1.46
Ratio of net investment income					
to average net assets	3.41	3.65	4.08	4.50	4.57
Portfolio Turnover Rate	6.39	33.76	36.46	23.01	34.29
Net Assets, end of period ($ x 1,000)	35,356	42,076	40,775	38,593	38,968

[a]   *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.05% to 4.08%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Amount represents less than $.01 per share.*

[d]   *Exclusive of sales charge.*

See notes to financial statements.

Class C Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.14	15.48	15.40	14.95	16.57
Investment Operations:					
Investment income—net	.51[b]	.54[b]	.60[b]	.66	.67
Net realized and unrealized gain (loss) on investments	(.34)	.69	.09	.45	(1.33)
Total from Investment Operations	.17	1.23	.69	1.11	(.66)
Distributions:					
Dividends from investment income—net	(.51)	(.54)	(.60)	(.66)	(.67)
Dividends from net realized gain on investments	(.01)	(.03)	(.01)	(.00)[c]	(.29)
Total Distributions	(.52)	(.57)	(.61)	(.66)	(.96)
Net asset value, end of period	15.79	16.14	15.48	15.40	14.95
Total Return (%)[d]	1.03	8.07	4.48	7.49	(3.98)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.68	1.67	1.66	1.67	1.70
Ratio of net investment income to average net assets	3.18	3.44	3.83	4.23	4.35
Portfolio Turnover Rate	6.39	33.76	36.46	23.01	34.29
Net Assets, end of period ($ x 1,000)	2,659	3,036	3,568	2,355	1,274

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.80% to 3.83%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Pennsylvania Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $4,491 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $1,479,213 and unrealized appreciation $5,345,627. In addition, the fund had $3,510,268 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003 were as follows: tax exempt income $8,339,556 and $9,525,069, ordinary income $112,572 and $30,798 and long-term capital gains $0 and $397,544, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $33,961, increased accumulated net realized gain (loss) on investments by $33,873 and increased paid-in capital by $88. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $91,582, Rule 12b-1 distribution plan fees $16,481 and shareholder services plan fees $41,628.

During the period ended April 30, 2004, the Distributor retained $9,832 from commissions earned on sales of the fund's Class A shares

and $89,278 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $197,621 and $23,070, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $441,551, $98,811 and $7,690, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $113,345 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $13,662,332 and $51,604,299, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $192,491,553; accordingly, accumulated net unrealized appreciation on investments was $5,345,627, consisting of $6,384,170 gross unrealized appreciation and $1,038,543 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund,
Pennsylvania Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended April 30, 2004 as "exempt–interest dividends" (not subject to regular federal income tax, and for individuals who are Pennsylvania residents, Pennsylvania personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

———————————

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

———————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

————————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery–Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

To obtain information:

**Dreyfus Premier
State Municipal Bond Fund,
Pennsylvania Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Premier State Municipal Bond Fund, Texas Series

ANNUAL REPORT April 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Texas Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Texas Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 2.15% for Class A shares, 1.64% for Class B shares and 1.37% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Texas Municipal Debt Funds category, and the average total return for all funds reported in this category was 1.97% for the reporting period.[3]

Despite heightened market volatility, municipal bond prices ended the reporting period only slightly lower than where they began. The fund's returns were roughly in line with its Lipper category average, primarily due to our focus on securities that historically have held up better in volatile markets than most other types of bonds. However, the fund's returns were lower than its benchmark, primarily because it contains bonds from many states, not just Texas, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although tax-exempt bonds generally rallied in advance of the Federal Reserve Board's (the "Fed") June 2003 interest-rate reduction, which drove the federal funds rate to 1%, the municipal bond market suffered a sharp decline in the summer of 2003 amid signs that the U.S. economy was growing more robustly. Over the remainder of 2003 and the first quarter of 2004, bond prices recovered gradually as it became clearer that the labor market remained weak, allowing the Fed to continue to maintain interest rates at historically low levels. In April 2004, however, signs of a stronger U.S. job market and rising inflationary pressures created concern among investors that the Fed might raise rates sometime this year, and falling bond prices erased the gains achieved since the previous summer. On a more positive note, the strengthening economy began to produce better fiscal conditions for many states that previously had seen tax revenues fall short of budgeted projections, including Texas.

In this challenging environment, we maintained a relatively conservative investment posture, setting the fund's average duration in a range that we consider shorter than that of the Index. This positioning helped the fund withstand the full effect of the market's declines in July 2003 and April 2004. In addition, the fund benefited from fortu-

4

nate timing of some purchases, including bonds acquired at what we believed to be attractive prices in the wake of periodic market declines.

When making new purchases, we generally favored high-coupon, premium-priced bonds that historically have tended to perform well during market declines. We focused on bonds with maturities in the 15- to 20-year range, which helped us capture higher yields without incurring the risks of longer-dated securities. We also continued to upgrade the fund's overall credit quality by attempting to reduce its holdings of lower-rated securities and increasing the percentage of the fund's assets investing in bonds rated "triple-A."

What is the fund's current strategy?

As of the end of the reporting period, we continued to maintain the fund's generally defensive positioning — including an average duration that is shorter than that of the Index, a focus on premium-priced bonds and an emphasis on credit quality — in the expectation that the Fed's next move, the timing of which remains uncertain, is likely to be an increase in short-term interest rates.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Texas residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Texas Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Texas Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.

The fund invests primarily in Texas municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Texas municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.46)%	3.97%	5.88%	
without sales charge		2.15%	4.93%	6.37%	
Class B shares					
with applicable redemption charge †		(2.25)%	4.07%	6.04%	
without redemption		1.64%	4.40%	6.04%	
Class C shares					
with applicable redemption charge ††	8/15/95	0.40%	4.15%	–	5.37%
without redemption	8/15/95	1.37%	4.15%	–	5.37%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments—98.8%	Principal Amount ($)	Value ($)
Aledo Independent School District Zero Coupon, 2/15/2014	1,225,000	778,035
Austin, Utility System Revenue 5.125%, 11/15/2016 (Insured; FSA)	1,110,000	1,172,304
Austin Convention Enterprises Inc., Revenue (Convention Center Hotel) 6.60%, 1/1/2021	1,000,000	1,052,930
Austin Independent School District 5.75%, 8/1/2015	1,000,000	1,070,260
Brazos Higher Education Authority Inc., Student Loan Revenue 6.80%, 12/1/2004	700,000	716,877
Castleberry Independent School District 5.70%, 8/15/2021	830,000	880,597
Coastal Water Authority, Water Conveyance System 6.25%, 12/15/2017 (Insured; AMBAC)	2,170,000	2,173,407
Corpus Christi: (Hotel Occupancy) 5.50%, 9/1/2018 (Insured; FSA)	1,955,000	2,119,494
Utility System Revenue 5.25%, 7/15/2016 (Insured; FSA)	1,765,000	1,883,078
Del Mar College District 5.25%, 8/15/2017 (Insured; FGIC)	1,295,000	1,383,733
Denton Independent School District Zero Coupon, 8/15/2023	2,630,000	885,153
El Paso, Water and Sewer Revenue 5%, 3/1/2014 (Insured; FSA)	940,000	1,004,334
El Paso Housing Authority, Multi-Family Revenue (Section 8 Projects) 6.25%, 12/1/2009	2,510,000	2,588,764
El Paso Independent School District 5%, 8/15/2020	415,000	425,014
Fort Worth: General Purpose 5%, 3/1/2020	700,000	718,606
Water & Sewer Revenue 5.25%, 2/15/2016	875,000	928,532
Frisco Independent School District (School Building) 5.40%, 8/15/2023	1,155,000	1,163,986
Galveston County, Certificate Obligation 5.25%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,060,010

Grape Creek-Pulliam Independent School District
  Public Facility Corp., School Facility LR
  7.25%, 5/15/2021 (Prerefunded 5/15/2006)
	2,200,000 [a]	2,475,286

Houston, Certificate Obligation 5.625%, 3/1/2017	850,000	930,418
Houston, Water & Sewer Systems Revenue: 5%, 12/1/2018 (Insured; FSA)	1,145,000	1,187,365
Zero Coupon, 12/1/2019 (Insured; FSA)	2,750,000	1,243,797

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Irving Independent School District Zero Coupon, 2/15/2010	1,985,000	1,599,612
Jefferson County, Certificate Obligation 6%, 8/1/2020 (Insured; FSA) (Prerefunded 8/1/2010)	500,000 [a]	575,740
Katy Independent School District 5.75%, 2/15/2020	405,000	441,758
Lakeway Municipal Utility District Zero Coupon, 9/1/2013 (Insured; FGIC)	1,850,000	1,219,169
Lubbock Electric Light and Power System 5%, 4/15/2018 (Insured; MBIA)	505,000	521,554
Lubbock Health Facilities Development Corporation, Revenue (Sears Plains Project) 5.50%, 1/20/2021 (Collateralized; GNMA)	995,000	1,030,094
Lubbock Housing Finance Corporation, MFHR (Las Colinas Quail Creek Apartments) 6%, 7/1/2022	1,175,000	1,157,023
McKinney Independent School District 5.375%, 2/15/2019	1,000,000	1,064,650
Mesquite Independent School District:		
5.50%, 8/15/2019	1,045,000	1,129,718
5.50%, 8/15/2020	1,100,000	1,182,676
North Central Health Facilities Development, Corporation Revenue (Zale Lipshy University Hospital Project) 5.45%, 4/1/2019 (Insured; FSA)	2,000,000	2,061,480
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,072,590
San Antonio:		
5%, 2/1/2016	495,000	515,879
5%, 2/1/2016 (Prerefunded 2/1/2008)	5,000 [a]	5,424
Electric & Gas Revenue:		
5.50%, 2/1/2020 (Escrowed to Maturity)	255,000	283,690
5.50%, 2/1/2020	245,000	259,979
Water Revenue 5.60%, 5/15/2021 (Insured; MBIA)	1,500,000	1,606,755
Schertz-Cibolo-Universal City Independent School District 5.25%, 8/1/2020	1,275,000	1,336,340
Sharyland Independent School District (School Building) 5%, 2/15/2017	1,130,000	1,176,827
South Texas Community College District 5%, 8/15/2017 (Insured; AMBAC)	1,790,000	1,867,597
Texas A & M University, Financing System Revenues 5.375%, 5/15/2014 (Prerefunded 5/15/2006)	920,000 [a]	984,602

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas Department of Housing and Community Affairs, MFHR (Harbors and Plumtree) 6.35%, 7/1/2016	1,300,000	1,347,645
Texas National Research Laboratory Commission Financing Corp., LR (Superconducting Super Collider Project) 6.95%, 12/1/2012	700,000	832,580
Texas Water Development Board, Revenue State Revolving Fund 5.25%, 7/15/2017	1,500,000	1,585,470
Tomball Hospital Authority, Revenue 6%, 7/1/2013	1,500,000	1,514,160
Tyler Health Facility Development Corp., HR (East Texas Medical Center Regional Health):		
6.625%, 11/1/2011	615,000	621,513
6.75%, 11/1/2025	1,000,000	992,160
Waxahachie Community Development Corp., Sales Tax Revenue:		
Zero Coupon, 8/1/2020 (Insured; MBIA)	1,430,000	596,124
Zero Coupon, 8/1/2023 (Insured; MBIA)	1,000,000	345,360
Total Investments (cost $55,015,194)	**98.8%**	**56,770,149**
Cash and Receivables (Net)	**1.2%**	**700,891**
Net Assets	**100.0%**	**57,471,040**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
		LR	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance		
GNMA	Government National Mortgage Association	**MFHR**	Multi-Family Housing Revenue

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	70.4
AA		Aa		AA	8.9
A		A		A	9.0
BBB		Baa		BBB	4.5
BB		Ba		BB	2.8
Not Rated [b]		Not Rated [b]		Not Rated [b]	4.4
					100.0

[a] Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

[c] At April 30, 2004, the fund had $15,439,223 (26.9% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from municipal projects.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	55,015,194	56,770,149
Interest receivable		820,596
Receivable for shares of Beneficial Interest subscribed		55,242
Prepaid expenses		13,851
		57,659,838
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		34,278
Cash overdraft due to Custodian		37,331
Payable for shares of Beneficial Interest redeemed		85,850
Accrued expenses		31,339
		188,798
Net Assets ($)		**57,471,040**
Composition of Net Assets ($):		
Paid-in capital		55,625,688
Accumulated net realized gain (loss) on investments		90,397
Accumulated net unrealized appreciation (depreciation) on investments		1,754,955
Net Assets ($)		**57,471,040**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	49,461,249	4,997,273	3,012,518
Shares Outstanding	2,355,544	238,043	143,546
Net Asset Value Per Share ($)	**21.00**	**20.99**	**20.99**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**2,995,314**
Expenses:	
Management fee–Note 3(a)	332,373
Shareholder servicing costs–Note 3(c)	184,415
Distribution fees–Note 3(b)	51,105
Professional fees	22,458
Registration fees	21,638
Custodian fees	10,366
Prospectus and shareholders' reports	7,110
Trustees' fees and expenses–Note 3(d)	1,870
Loan commitment fees–Note 2	604
Miscellaneous	10,840
Total Expenses	**642,779**
Less–reduction in management fee due to undertaking–Note 3(a)	(77,402)
Net Expenses	**565,377**
Investment Income–Net	**2,429,937**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	670,374
Net unrealized appreciation (depreciation) on investments	(1,873,856)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,203,482)**
Net Increase in Net Assets Resulting from Operations	**1,226,455**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003
Operations ($):		
Investment income−net	2,429,937	2,693,542
Net realized gain (loss) on investments	670,374	95,684
Net unrealized appreciation (depreciation) on investments	(1,873,856)	2,439,521
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,226,455**	**5,228,747**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(2,107,742)	(2,353,526)
Class B shares	(239,184)	(284,702)
Class C shares	(79,468)	(41,212)
Net realized gain on investments:		
Class A shares	(444,111)	(162,411)
Class B shares	(55,143)	(22,353)
Class C shares	(19,640)	(3,340)
Total Dividends	**(2,945,288)**	**(2,867,544)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	8,371,849	5,141,030
Class B shares	784,255	2,028,475
Class C shares	1,589,364	3,143,320
Dividends reinvested:		
Class A shares	1,444,738	1,130,599
Class B shares	187,102	201,210
Class C shares	20,632	10,074
Cost of shares redeemed:		
Class A shares	(12,020,613)	(8,227,636)
Class B shares	(3,616,103)	(1,658,394)
Class C shares	(294,778)	(2,040,845)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,533,554)**	**(272,167)**
Total Increase (Decrease) in Net Assets	**(5,252,387)**	**2,089,036**
Net Assets ($):		
Beginning of Period	62,723,427	60,634,391
End of Period	**57,471,040**	**62,723,427**

| | Year Ended April 30, | |
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	390,423	241,102
Shares issued for dividends reinvested	67,429	53,008
Shares redeemed	(559,548)	(384,595)
Net Increase (Decrease) in Shares Outstanding	**(101,696)**	**(90,485)**
Class B[a]		
Shares sold	36,211	94,886
Shares issued for dividends reinvested	8,728	9,433
Shares redeemed	(169,573)	(77,864)
Net Increase (Decrease) in Shares Outstanding	**(124,634)**	**26,455**
Class C		
Shares sold	73,665	147,185
Shares issued for dividends reinvested	964	472
Shares redeemed	(13,856)	(95,277)
Net Increase (Decrease) in Shares Outstanding	**60,773**	**52,380**

[a] *During the period ended April 30, 2004, 98,537 Class B shares representing $2,105,233 were automatically converted to 98,521 Class A shares and during the period ended April 30, 2003, 11,595 Class B shares representing $247,319 were automatically converted to 11,591 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2004	2003	2002ᵃ	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	21.61	20.81	20.24	19.33	21.37
Investment Operations:					
Investment income—net	.88ᵇ	.94ᵇ	.94ᵇ	.96	.98
Net realized and unrealized gain (loss) on investments	(.42)	.86	.68	.91	(1.77)
Total from Investment Operations	.46	1.80	1.62	1.87	(.79)
Distributions:					
Dividends from investment income—net	(.88)	(.94)	(.94)	(.96)	(.98)
Dividends from net realized gain on investments	(.19)	(.06)	(.11)	–	(.27)
Total Distributions	(1.07)	(1.00)	(1.05)	(.96)	(1.25)
Net asset value, end of period	21.00	21.61	20.81	20.24	19.33
Total Return (%)ᶜ	2.15	8.83	8.11	9.83	(3.62)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.85	.85	.85	.85	.85
Ratio of net investment income to average net assets	4.11	4.43	4.54	4.80	4.95
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.13	.11	.10	.10	.14
Portfolio Turnover Rate	24.64	15.82	32.62	12.69	22.70
Net Assets, end of period ($ x 1,000)	49,461	53,100	53,009	52,716	52,464

ᵃ As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.51% to 4.54%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

ᵇ Based on average shares outstanding at each month end.

ᶜ Exclusive of sales charge.

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2004	2003	2002ᵃ	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	21.60	20.80	20.24	19.32	21.37
Investment Operations:					
Investment income−net	.77ᵇ	.83ᵇ	.83ᵇ	.86	.88
Net realized and unrealized gain (loss) on investments	(.42)	.86	.67	.92	(1.78)
Total from Investment Operations	.35	1.69	1.50	1.78	(.90)
Distributions:					
Dividends from investment income−net	(.77)	(.83)	(.83)	(.86)	(.88)
Dividends from net realized gain on investments	(.19)	(.06)	(.11)	−	(.27)
Total Distributions	(.96)	(.89)	(.94)	(.86)	(1.15)
Net asset value, end of period	20.99	21.60	20.80	20.24	19.32
Total Return (%)ᶜ	1.64	8.29	7.52	9.35	(4.14)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	3.62	3.92	4.04	4.30	4.41
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.14	.12	.11	.12	.16
Portfolio Turnover Rate	24.64	15.82	32.62	12.69	22.70
Net Assets, end of period ($ x 1,000)	4,997	7,835	6,994	6,557	7,483

ᵃ *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.00% to 4.04%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

ᵇ *Based on average shares outstanding at each month end.*

ᶜ *Exclusive of sales charge.*

See notes to financial statements.

	Year Ended April 30,				
Class C Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	21.60	20.79	20.23	19.31	21.36
Investment Operations:					
Investment income—net	.71[b]	.78[b]	.77[b]	.81	.84
Net realized and unrealized gain (loss) on investments	(.41)	.86	.68	.92	(1.78)
Total from Investment Operations	.30	1.64	1.45	1.73	(.94)
Distributions:					
Dividends from investment income—net	(.72)	(.77)	(.78)	(.81)	(.84)
Dividends from net realized gain on investments	(.19)	(.06)	(.11)	–	(.27)
Total Distributions	(.91)	(.83)	(.89)	(.81)	(1.11)
Net asset value, end of period	20.99	21.60	20.79	20.23	19.31
Total Return (%)[c]	1.37	8.06	7.25	9.02	(4.33)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.60	1.60	1.60	1.60	1.60
Ratio of net investment income to average net assets	3.32	3.61	3.76	4.01	4.15
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.13	.14	.13	.12	.15
Portfolio Turnover Rate	24.64	15.82	32.62	12.69	22.70
Net Assets, end of period ($ x 1,000)	3,013	1,788	632	365	265

[a]   *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.72% to 3.76%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Exclusive of sales charge.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Texas Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains of losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifica-tions. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are val-ued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on meth-ods which include consideration of: yields or prices of municipal secu-rities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such secu-rities are primarily traded or at the last sales price on the national secu-rities market on each business day.

(b) Securities transactions and investment income: Securities trans-actions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on invest-ments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-deliv-ery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $5,173 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the

state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $90,397, and unrealized appreciation $1,754,955.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: tax exempt income $2,426,394 and $2,679,440, ordinary income $22,728 and $8,145 and long term capital gain $496,166 and $179,959, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $3,543, increased accumulated net realized gain (loss) on investments by $25,301 and decreased paid-in capital by $21,758. Net assets were

not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2003 through April 30, 2004 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .85 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $77,402 during the period ended April 30, 2004.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $18,396, Rule 12b-1 distribution plan fees $3,945 and shareholders services plan fees $11,937.

During the period ended April 30, 2004, the Distributor retained $6,219 from commissions earned on sales of the fund's Class A shares and $26,963 and $899 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $33,135 and $17,970, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $128,522, $16,567 and $5,990, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $21,737 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4–Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $14,391,274 and $18,276,902, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $55,015,194; accordingly, accumulated net unrealized appreciation on investments was $1,754,955, consisting of $1,905,949 gross unrealized appreciation and $150,994 gross unrealized depreciation.

NOTE 5–Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Texas Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Texas Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Texas Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2004:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are Texas residents, not subject to taxation by Texas), and

—the fund designates $.1810 per share as a long-term capital gain distribution of the $.1893 per share paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and
   adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery–Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board
Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of
charge by calling this toll free number: 1-800-554-4611.*

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

OFFICERS OF THE FUND (Unaudited) *(continued)*

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti–Money Laundering Compliance Officer of the Distributor, and the Anti–Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Texas Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Premier State Municipal Bond Fund, Virginia Series

ANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier State Municipal Bond Fund, Virginia Series covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Virginia Series perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund achieved total returns of 1.39% for Class A shares, 0.82% for Class B shares and 0.58% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 2.68% for the same period.[2] In addition, the fund is reported in the Lipper Virginia Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 1.87%.[3]

After rising during the opening months of the reporting period, the municipal market became more volatile, with bond prices rising and falling along with investors' concerns regarding potentially higher interest rates. The fund's returns lagged the Lipper category average, primarily because of its relatively long average duration during the summer of 2003. The fund's returns also trailed its benchmark, which contains bonds from many states, not just Virginia, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Virginia state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Virginia state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Early in the reporting period, municipal bonds continued to benefit from a rally that began several years earlier as the U.S. economy weakened and the Federal Reserve Board (the "Fed") reduced short-term interest rates. The most recent rate-cut occurred in late June 2003, when the Fed reduced the federal funds rate to its lowest level since 1958.

During the summer of 2003, however, new signs of economic recovery suggested that the June rate-cut might have been the Fed's last of the current cycle, and municipal bond prices fell sharply. Although bonds gradually recovered during the fall of 2003 and winter of 2003-04, the market remained volatile as many investors reacted to new releases of economic data. Finally, during late March and April 2004, stronger evidence of job growth and renewed inflation-related concerns caused municipal bond prices to fall.

While stronger economic growth contributed to heightened market volatility during the reporting period, it also helped to improve the fiscal condition of many states and municipalities. In addition, Virginia took steps to bridge its projected budget gap for the next two years by raising its state sales and cigarette taxes. In our view, these developments should help support the credit quality of Virginia's bonds.

In this environment, we gradually reduced the fund's average duration — a measure of sensitivity to changing interest rates — to a position we consider more in line with its benchmark. We also attempted to diversify the fund's holdings more evenly among bonds of various maturities, although the limited supply of Virginia bonds has made this process a relatively slow one. When purchasing new securities, we generally have focused on "single-A" or higher-rated bonds selling at premiums to their face values. Such bonds historically have held more of their value during market declines.

What is the fund's current strategy?

We have continued to maintain our strategy in an attempt to manage risks in the stronger economic environment. Although we do not expect the Fed to raise interest rates imminently, we believe that it has begun to lay the groundwork for an eventual increase. Accordingly, we have positioned the fund in an attempt to weather further volatility while investors adjust to a stronger economy and potentially greater inflationary pressures.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Virginia residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Virginia Series on 4/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.
The fund invests primarily in Virginia municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Virginia municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(3.17)%	3.09%	5.29%	
without sales charge		1.39%	4.05%	5.78%	
Class B shares					
with applicable redemption charge †		(3.08)%	3.17%	5.45%	
without redemption		0.82%	3.51%	5.45%	
Class C shares					
with applicable redemption charge ††	8/15/95	(0.39)%	3.27%	–	4.80%
without redemption	8/15/95	0.58%	3.27%	–	4.80%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.
† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.
†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

April 30, 2004

Long-Term Municipal Investments−99.2%	Principal Amount ($)	Value ($)
Virginia−86.3%		
Alexandria:		
Consolidated Public Improvement		
5.50%, 6/15/2017	2,625,000	2,877,735
GO, Capital Improvement		
5%, 6/15/2012	1,300,000	1,420,952
Alexandria Redevelopment and Housing Authority,		
Multi-Family Housing Mortgage Revenue		
(Buckingham Village Apartments)		
6.125%, 7/1/2021	3,000,000	3,087,330
Amelia County Industrial Development Authority,		
SWDR (Waste Management Project)		
4.90%, 4/1/2005	2,500,000	2,556,075
Arlington County:		
Improvement 4%, 1/15/2009	1,280,000	1,344,909
Public Improvement 5%, 5/15/2013	1,500,000 [a]	1,636,500
Bristol, Utility System Revenue		
5.25%, 7/15/2020 (Insured; MBIA)	2,185,000	2,309,807
Chesapeake:		
Public Improvement 5.50%, 12/1/2017	1,750,000	1,908,287
Water and Sewer 5%, 6/1/2033 (Insured; FGIC)	1,000,000	1,006,130
Chesapeake Toll Road, Expressway Revenue		
5.625%, 7/15/2019	1,250,000	1,294,700
Chesterfield County, Public Improvement		
4%, 3/1/2010	1,000,000	1,045,070
Dulles Town Center Community Development Authority,		
Special Assessment Tax		
(Dulles Town Center Project)		
6.25%, 3/1/2026	2,995,000	3,036,091
Fairfax County, Public Improvement 5%, 6/1/2008	1,000,000	1,092,530
Fairfax County Water Authority, Water Revenue:		
5.50%, 4/1/2018	1,655,000	1,803,305
5.50%, 4/1/2019	1,830,000	1,977,480
Hampton Redevelopment and Housing Authority,		
First Mortgage Revenue		
(Olde Hampton Hotel Associates Project)		
6.50%, 7/1/2016	1,500,000	1,290,045
Henrico County Economic Development Authority,		
Revenue (Bon Secours Health System, Inc.)		
5.60%, 11/15/2030	1,000,000	1,013,170

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Industrial Development Authority of Albemarle County, HR (Martha Jefferson Hospital) 5.25%, 10/1/2015	1,445,000	1,531,758
Industrial Development Authority of the County of Prince William, Revenue:		
Educational Facilities (Catholic Diocese Arlington) 5.50%, 10/1/2033	1,000,000	983,480
Hospital (Potomac Hospital Corp.):		
6.85%, 10/1/2025 (Prerefunded 10/1/2005)	1,000,000 [b]	1,093,900
5.20%, 10/1/2026	2,000,000	1,972,560
Residential Care Facility, First Mortgage (Westminster Lake Ridge) 6.625%, 1/1/2026	1,000,000	1,021,960
Industrial Development Authority of the Town of West Point, SWDR (Chesapeake Corp. Project) 6.375%, 3/1/2019	500,000	458,025
Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project) 6.10%, 5/1/2027	2,850,000	2,913,926
Newport News, General Improvement 4%, 1/15/2010	1,500,000	1,559,715
Prince William County Park Authority, Revenue 6.875%, 10/15/2016 (Prerefunded 10/15/2004)	3,000,000 [b]	3,136,530
Richmond Metropolitan Authority, Expressway Revenue 5.25%, 7/15/2017 (Insured; FGIC)	3,100,000	3,355,781
Roanoke Industrial Development Authority, HR (Carilion Health System) 5.50%, 7/1/2021 (Insured; MBIA)	2,500,000	2,661,250
Virginia Commonwealth Transportation Board:		
(Federal Highway Reimbursement Notes):		
5%, 10/1/2007	1,500,000	1,628,550
5%, 10/1/2008	1,000,000	1,093,660
5%, 10/1/2011	1,000,000	1,092,800
Transportation Revenue (Northern Virginia Transportation District Program) 5.25%, 5/15/2017	1,570,000	1,669,114
Virginia Housing Development Authority, Multi-Family Housing 5.95%, 5/1/2016	1,000,000	1,042,190

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Virginia Polytechnic Institute and State University, Revenue (General Pledge) 5%, 6/1/2008	1,815,000 [a]	1,981,472
Virginia Public Building Authority, Public Facilities Revenue:		
5.50%, 8/1/2012	1,000,000	1,099,480
5.75%, 8/1/2018	2,700,000	3,006,909
Virginia Resource Authority, Revenue: Clean Water (State Revolving Fund)		
5.375%, 10/1/2022	3,035,000	3,238,648
Infrastructure (Pooled Loan Bond Program)		
5%, 5/1/2031	1,000,000	996,330
Virginia State University, Virginia Commonwealth University, Revenue 5.75%, 5/1/2021 (Prerefunded 5/1/2006)	1,200,000 [b]	1,314,852
Washington Metropolitan Area Transit Authority, Gross Revenue Transit Bonds 5%, 7/1/2010 (Insured; MBIA)	800,000	877,424
U.S. Related—12.9%		
The Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds 6%, 7/1/2026 (Prerefunded 7/1/2010)	1,500,000 [b]	1,737,465
Commonwealth of Puerto Rico:		
9.711%, 7/1/2012	2,950,000 [c,d]	3,692,545
(Public Improvement):		
5.50%, 7/1/2012 (Insured; MBIA)	50,000	56,292
6%, 7/1/2026 (Prerefunded 7/1/2007)	1,500,000 [b]	1,687,365
Virgin Islands Public Finance Authority, Revenue Gross Receipts Taxes Loan Note 6.50%, 10/1/2024	3,000,000	3,359,940
Total Investments (cost $77,996,037)	**99.2%**	**80,964,037**
Cash and Receivables (Net)	**.8%**	**655,382**
Net Assets	**100.0%**	**81,619,419**

Summary of Abbreviations

FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
GO	General Obligation		
HR	Hospital Revenue	**SWDR**	Solid Waste Disposal Revenue

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	45.6
AA		Aa		AA	24.1
A		A		A	6.8
BBB		Baa		BBB	12.5
BB		Ba		BB	.5
Not Rated[e]		Not Rated[e]		Not Rated[e]	10.5
					100.0

[a] *Purchased on a delayed delivery basis.*

[b] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Inverse floater security—the interest rate is subject to change periodically.*

[d] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, this security amounted to $3,692,545 or 4.5% of net assets.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	77,996,037	80,964,037
Cash		2,387,415
Interest receivable		1,061,562
Receivable for investment securities sold		1,011,215
Receivable for shares of Beneficial Interest subscribed		31,785
Prepaid expenses		14,645
		85,470,659
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		60,553
Payable for investment securities purchased		3,611,004
Payable for shares of Beneficial Interest redeemed		150,698
Accrued expenses		28,985
		3,851,240
Net Assets ($)		**81,619,419**
Composition of Net Assets ($):		
Paid-in capital		80,344,700
Accumulated net realized gain (loss) on investments		(1,693,281)
Accumulated net unrealized appreciation (depreciation) on investments		2,968,000
Net Assets ($)		**81,619,419**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	68,341,018	9,760,504	3,517,897
Shares Outstanding	4,085,688	583,696	210,472
Net Asset Value Per Share ($)	**16.73**	**16.72**	**16.71**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**4,318,491**
Expenses:	
Management fee–Note 3(a)	479,476
Shareholder servicing costs–Note 3(c)	279,791
Distribution fees–Note 3(b)	90,671
Professional fees	22,906
Registration fees	20,752
Custodian fees	14,131
Prospectus and shareholders' reports	11,699
Trustees' fees and expenses–Note 3(d)	2,393
Loan commitment fees–Note 2	868
Miscellaneous	12,136
Total Expenses	**934,823**
Less–reduction in management fee due to undertaking–Note 3(a)	(134)
Net Expenses	**934,689**
Investment Income–Net	**3,383,802**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,637,454
Net unrealized appreciation (depreciation) on investments	(3,928,746)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,291,292)**
Net Increase in Net Assets Resulting from Operations	**1,092,510**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003
Operations ($):		
Investment income–net	3,383,802	4,019,989
Net realized gain (loss) on investments	1,637,454	(1,108,038)
Net unrealized appreciation (depreciation) on investments	(3,928,746)	3,776,725
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,092,510**	**6,688,676**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,823,292)	(3,259,662)
Class B shares	(423,177)	(620,013)
Class C shares	(128,190)	(139,971)
Total Dividends	**(3,374,659)**	**(4,019,646)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,483,327	6,692,849
Class B shares	873,273	2,277,108
Class C shares	402,774	1,337,144
Dividends reinvested:		
Class A shares	1,567,454	1,661,291
Class B shares	231,286	330,958
Class C shares	49,901	67,711
Cost of shares redeemed:		
Class A shares	(10,221,041)	(10,337,249)
Class B shares	(5,633,393)	(4,720,641)
Class C shares	(889,349)	(741,128)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,135,768)**	**(3,431,957)**
Total Increase (Decrease) in Net Assets	**(9,417,917)**	**(762,927)**
Net Assets ($):		
Beginning of Period	91,037,336	91,800,263
End of Period	**81,619,419**	**91,037,336**

| | Year Ended April 30, | |
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	377,164	395,050
Shares issued for dividends reinvested	91,987	97,750
Shares redeemed	(599,677)	(609,115)
Net Increase (Decrease) in Shares Outstanding	**(130,526)**	**(116,315)**
Class B[a]		
Shares sold	50,100	133,428
Shares issued for dividends reinvested	13,574	19,484
Shares redeemed	(330,096)	(278,413)
Net Increase (Decrease) in Shares Outstanding	**(266,422)**	**(125,501)**
Class C		
Shares sold	23,338	78,882
Shares issued for dividends reinvested	2,933	3,985
Shares redeemed	(52,146)	(43,718)
Net Increase (Decrease) in Shares Outstanding	**(25,875)**	**39,149**

[a] *During the period ended April 30, 2004, 126,307 Class B shares representing $2,162,588 were automatically converted to 126,263 Class A shares and during the period ended April 30, 2003, 100,757 Class B shares representing $1,710,330 were automatically converted to 100,743 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except porfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	17.17	16.68	16.51	15.84	17.31
Investment Operations:					
Investment income–net	.68[b]	.76[b]	.79[b]	.81	.83
Net realized and unrealized gain (loss) on investments	(.44)	.49	.17	.67	(1.47)
Total from Investment Operations	.24	1.25	.96	1.48	(.64)
Distributions:					
Dividends from investment income–net	(.68)	(.76)	(.79)	(.81)	(.83)
Dividends from net realized gain on investments	–	–	–	–	(.00)[c]
Total Distributions	(.68)	(.76)	(.79)	(.81)	(.83)
Net asset value, end of period	16.73	17.17	16.68	16.51	15.84
Total Return (%)[d]	1.39	7.64	5.86	9.54	(3.65)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.97	.96	.94	.93	.97
Ratio of net investment income to average net assets	3.99	4.49	4.68	4.99	5.12
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.00[e]	–	–	–	–
Portfolio Turnover Rate	75.03	46.83	18.46	31.73	31.63
Net Assets, end of period ($ x 1,000)	68,341	72,390	72,249	68,144	67,043

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *Amount represents less than .01%.*

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	17.17	16.67	16.51	15.83	17.31
Investment Operations:					
Investment income—net	.59[b]	.67[b]	.70[b]	.73	.75
Net realized and unrealized gain (loss) on investments	(.45)	.51	.16	.68	(1.48)
Total from Investment Operations	.14	1.18	.86	1.41	(.73)
Distributions:					
Dividends from investment income—net	(.59)	(.68)	(.70)	(.73)	(.75)
Dividends from net realized gain on investments	–	–	–	–	(.00)[c]
Total Distributions	(.59)	(.68)	(.70)	(.73)	(.75)
Net asset value, end of period	16.72	17.17	16.67	16.51	15.83
Total Return (%)[d]	.82	7.17	5.26	9.05	(4.21)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.48	1.46	1.45	1.44	1.48
Ratio of net investment income to average net assets	3.48	3.98	4.17	4.48	4.59
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.00[e]	–	–	–	–
Portfolio Turnover Rate	75.03	46.83	18.46	31.73	31.63
Net Assets, end of period ($ x 1,000)	9,761	14,593	16,265	19,035	21,081

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *Amount represents less than .01%.*

See notes to financial statements.

Class C Shares	Year Ended April 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	17.16	16.66	16.50	15.83	17.30
Investment Operations:					
Investment income—net	.56[b]	.63[b]	.66[b]	.69	.71
Net realized and unrealized gain (loss) on investments	(.46)	.51	.16	.67	(1.47)
Total from Investment Operations	.10	1.14	.82	1.36	(.76)
Distributions:					
Dividends from investment income—net	(.55)	(.64)	(.66)	(.69)	(.71)
Dividends from net realized gain on investments	–	–	–	–	(.00)[c]
Total Distributions	(.55)	(.64)	(.66)	(.69)	(.71)
Net asset value, end of period	16.71	17.16	16.66	16.50	15.83
Total Return (%)[d]	.58	6.92	5.01	8.75	(4.37)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.71	1.70	1.68	1.67	1.70
Ratio of net investment income to average net assets	3.25	3.74	3.92	4.27	4.37
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.00[e]	–	–	–	–
Portfolio Turnover Rate	75.03	46.83	18.46	31.73	31.63
Net Assets, end of period ($ x 1,000)	3,518	4,055	3,286	2,367	3,048

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] Amount represents less than .01%.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Virginia Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, from state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifica-tions. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities trans-actions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on invest-ments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-deliv-ery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $4,481 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $1,693,281 and unrealized appreciation $2,968,000.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $602,434 of the carryover expires in fiscal 2009, $151,002 expires in fiscal 2010 and $939,845 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: tax exempt income $3,374,659 and $4,019,646, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $9,143 and increased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2003 through April 30, 2004 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $134 during the period ended April 30, 2004.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $37,293, Rule 12b-1 distribution plan fees $6,309 and shareholder services plan fees $16,951.

During the period ended April 30, 2004, the Distributor retained $6,768 from commissions earned on sales of the fund's Class A shares and $55,166 and $542 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2004, Class B and Class C shares were charged $60,993 and $29,678, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to share-holder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institu-tion or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B and Class C shares were charged $177,555, $30,497 and $9,892, respectively, pur-suant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned sub-sidiary of the Manager, under a transfer agency agreement for provid-ing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $37,027 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $63,835,047 and $70,053,881, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $77,996,037 accordingly, accumulated net unrealized appreciation on investments was $2,968,000, consisting of $3,581,586 gross unrealized appreciation and $613,586 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier State Municipal Bond Fund, Virginia Series

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Virginia Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Virginia Series at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended April 30, 2004 as "exempt–interest dividends" (not subject to regular federal and, for individuals who are Virginia residents, Virginia personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

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Clifford L. Alexander, Jr. (70)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

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Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

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Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of the Avery-Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

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Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti–Money Laundering Compliance Officer of the Distributor, and the Anti–Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
State Municipal Bond Fund,
Virginia Series**
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166